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DAT : 5/16/05

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Taylor Nelson Sofres plc

Registered Number 91 2624

building competitive advantage *thinking differently*

12-31-04
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tns

the sixth sense of business™

annual report and accounts 2004

Financial highlights 2004

- Revenue increased 17.4%; underlying revenue up 4.1%
- Operating profit up 28%; operating margin increased to 10.8%
- Cost synergies of NFO integration achieved; revenue synergies coming through
- Full year dividend raised by 17%
- Net debt reduced to £335.1m (2003 £367.7m)
- New £500m debt facility signed at significantly lower interest rates

Business performance	2004	2003*	Change %
Turnover including joint ventures	**£945.3m**	£805.2m	17.4
Operating profit**	**£102.0m**	£79.7m	28.0
Operating margin**	**10.8%**	9.9%	
Adjusted profit before tax**	**£84.6m**	£64.9m	30.4
Adjusted earnings per share**	**12.7p**	10.2p	24.5
Total dividend per share	**3.5p**	3.0p	16.7

Statutory results			
Turnover excluding joint ventures	**£928.6m**	£789.5m	17.6
Operating profit before joint ventures and associates	**£61.7m**	£44.6m	38.3
Profit before tax	**£43.4m**	£31.3m	38.7
Basic earnings per share	**4.6p**	2.8p	64.3

* restated as explained in Note 1 to the financial statements

** including joint ventures, before goodwill charges and exceptional items

TNS *the sixth sense of business*™

TNS is a market information group.

We are the world's largest custom research company and a leading provider of social and political polling. We are also a major supplier of consumer panel, TV audience measurement and media intelligence services.

TNS operates a global network spanning 70 countries and employs over 13,000 people. We provide market information and measurement, together with insights and analysis, to local and multinational organisations.

We combine our specialist sector knowledge with expertise in the areas of new product development, motivational research, brand and advertising research and stakeholder management to bring our clients up-to-the minute, internationally consistent information.

Our strategy

- Exploit global network
- Focus on chosen industry sectors and invest in key account development
- Extend existing and launch new syndicated/continuous services
- Promote Areas of Expertise in market information supported by Business Solutions
- Invest in high technology solutions

We think differently to help our clients build competitive advantage, making TNS **the sixth sense of business**.

www.tns-global.com

Key performance data


Turnover
£million
380.9
479.3
582.7
618.9
805.2
945.3
1999 2000 2001 2002 2003 2004

The group has combined organic growth with acquisitions to become the world's second largest market information company.


Operating profit*
£million
34.0
44.4
55.2
59.8
79.7•
102.0
1999 2000 2001 2002 2003 2004

TNS has a track record of achieving profitable growth. Operating profit has trebled in the past five years.


Operating margin*
per cent
8.9
9.3
9.5
9.7
9.9•
10.8
1999 2000 2001 2002 2003 2004

The group has steadily improved operating margin.


Earnings per share*
pence
5.9
7.0
8.0
8.6
10.2•
12.7
1999 2000 2001 2002 2003 2004

TNS grew earnings per share by over 24% in 2004.


Dividend per share
pence
1.8
2.1
2.4
2.6
3.0
3.5
1999 2000 2001 2002 2003 2004

The group has delivered another year of strong dividend growth.


Share price
pence
Taylor Nelson Sofres
FTSE Media & Entertainment Index
350
300
250
200
150
100
50
95 96 97 98 99 00 01 02 03 04

Source: Datastream

* including joint ventures, before goodwill charges and exceptional items

• restated as explained in Note 1 to the financial statements

more competitive advantage

Profitable growth in market research depends, just as in other industries, on building sustainable competitive advantage. That is the principle that underlies the strategy of TNS. Chief Executive **Mike Kirkham** *comments.*

One of the established forms of segmentation in our industry is the division between syndicated research on one side and custom research on the other. They account respectively for around 30 per cent and 70 per cent of the industry worldwide.

In general syndicated research requires significant levels of investment; it is supplied to clients under long-term contracts. A relatively small number of competitors exist and they tend to specialise in certain sectors of the market, such as consumer, media, healthcare, automotive. Through investment and specialisation most of these companies, including TNS, have been able to build sustainable advantage. Consequently they have been able to demonstrate profitable growth, even during the more difficult economic times of the early years of this decade.

Recent growth in TNS syndicated services compares favourably with that of our competitors. Our current plans include further investment to develop our existing services, to take them into new territories and to launch new services in sectors such as telecoms and healthcare.

continues overleaf

IMAGE OF CHIEF EXECUTIVE APPEARS ON THIS PAGE

In custom research the competitive scene is quite different. Barriers to entry are low; consequently we find many companies offering competing services. Just as in other industries, technological change has also created the opportunity for new entrants to come into the market. In research, in the same way as in publishing or financial services, telecommunications or travel, the internet has created that opportunity. And so we have seen new companies come into the market, some of which have survived and prospered.

Traditionally, in custom research, it has been more difficult to build sustainable competitive advantage. Of course many companies can point to some aspect of what they do that gives them an advantage over competitors. It may be a proprietary product – say for customer satisfaction or advertising tracking; it may be specialist skills and knowledge – perhaps in healthcare or media.

But as I said at the outset it is sustainable advantage over competitors that is the key to profitable growth. The sort of advantage I have just described is rarely sustainable. It can usually be copied or reproduced by competitors.

Sustainable competitive advantage

Given this overall market dynamic, the question for TNS in custom research is whether we can build and sustain our advantage over competitors – and if so how? And specifically within that context is our size, our scale, an asset or a liability?

Our focus over the latter part of 2003 and 2004 was on the integration of TNS and NFO, which established TNS, in terms of revenue, as the largest supplier worldwide of custom research. The size of the task was large but by mid 2004 we had made good progress. Since then we have conducted an extensive review of the business, of the opportunities that exist and of how we can create the competitive advantage we seek in custom research.

Advantage of independence

The conclusions are clear. First we have an advantage as an independent research supplier. Not being part of a larger marketing services or publishing company means we can focus 100 per cent on our business – and on delivering superior service to our clients. But there is no single dimension on which we can create sustainable advantage. For example we have what is now regarded as the strongest international network in custom research – an advantage yes, especially when competing for complex international projects such as the Eurobarometer. But as our competitors strive to build their own networks that advantage, taken alone, may not persist.

Unique combination for TNS

Sustainable advantage in the market will come, I believe, through the unique combination of advantages that we can create. And these are the keys to future success for TNS in custom research:

- Maintaining the strength of our international network
- Specialisation in client industries
- Developing close relationships with our Key Accounts, globally and regionally
- Using our unique portfolio of proprietary techniques to develop our areas of expertise
- Use of high quality online managed access panels.

Underlying all of this is the need for constant innovation; speed of market change remains one of the major drivers of overall market growth.

Ongoing success for TNS depends on our ability to execute our strategy with speed, in both our syndicated and custom businesses. As we have set out to demonstrate throughout this annual report, I am confident that we have that ability.

more insight

IMAGE OF CHIEF OPERATING OFFICER APPEARS ON THIS PAGE

Aligning ourselves and delivering the sixth sense of business to meet clients' changing needs – Chief Operating Officer **David Lowden** *outlines TNS' approach.*

TNS aims to deliver *the sixth sense of business* to our clients in order to be their most insightful global market information partner. We want our clients to be able to get closer to their customers. To do this we must truly understand the industries in which they operate, as well as identify and anticipate the needs within their fast-changing markets.

Many multi-national clients, particularly those that we regard as our Key Accounts, are rethinking how they want to be serviced, based on how they themselves are responding to the demands and opportunities of being a global company. Some have stated that in areas such as research, they will concentrate their work with fewer suppliers who can meet their global requirements.

We are well placed to respond to this need, utilising our global network, along with our breadth and depth of service in both the custom and syndicated parts of the business.

Focus on partnerships

TNS is already recognised as offering a leading portfolio of Business Solutions – branded research techniques that offer answers to clients' key business and marketing issues. We are now additionally aligning our custom business to meet the growing client demand for a market information partner dedicated to specialist, core areas of research.

We have formed four global Areas of Expertise, which are centrally supported by Centres of Excellence and these are headed up by renowned industry figures. In addition, there is a structured network of over 500 experts across 70 countries worldwide. The Business Solutions form the foundation of our offering within each of the following areas:

- New product development
- Motivational research
- Brand and advertising research
- Stakeholder management.

Interconnecting

TNS' ability to meet clients' needs across these multiple areas is strengthened by the fact that all our Areas of Expertise interconnect and draw upon the same philosophy about how successful businesses and brands operate. So whether we are optimising a client's concept, assisting with managing a brand portfolio, pre-testing or tracking advertising, or helping build relationships with stakeholders, we are employing a consistent framework and drawing upon our extensive benchmarking databases.

We are also able to combine these areas with our online managed access panel, which is already well established in the US and launching in Europe as the 6thdimension™, and Asia, this year. We can then efficiently capture responses from a well-managed panel and offer access to difficult-to-reach samples.

An example of the way in which we can leverage our capabilities in the Areas of Expertise, to strengthen client relationships and win new business, is demonstrated in the work that we are undertaking for Kimberly Clark.

Kimberly Clark has been able to use TNS' market expertise and motivational research solutions not only to gain new understanding into the drivers of consumer behaviour, but also to link this understanding across continents. In Asia, Europe, South and North America, Kimberly Clark is redesigning consumer learning to ensure its brands offer consistent and compelling propositions and to reinforce its leadership role.

Accelerating growth

By meeting our clients' ever changing needs, continuing to innovate, and striving to redefine the market information industry, we will be able to accelerate growth within our clients' businesses, as well as within TNS.

Knowing the issues as well as the answers. We have **expertise** *in all the core areas of market information*

New product development
Concept testing
Product testing
Marketing mix optimisation
Sales forecasting

As the pressure to secure the best possible shelf space for any new or repositioned brand intensifies, clients need to ensure their products will be an immediate success with consumers.

TNS helps clients identify whether it is worth investing in an idea, discover how to make a concept more appealing, optimise the mix and forecast potential sales volumes. We offer tailored and flexible solutions throughout the whole new product development process – from idea generation, early stage screening, concept development, testing and optimisation through to volumetric forecasting.

When combined with our leading online capabilities we can ensure that, in an area where targeting difficult to reach samples and speed-to-market is so critical, we are enabling clients to capitalise on the benefits of online research. Furthermore, virtual in-store interactive testing is opening up a range of opportunities for recreating in-store displays and environments, so that the sense of interacting with the product being tested is not compromised.

Motivational research
Market structure
Needs segmentation
Brand portfolio management
Brand positioning

Clients increasingly recognise traditional market measurement is not enough to help guide their marketing strategy and are moving towards a more consumer-led view of their markets. The area of motivational research offers clients a consumer-driven, strategic analysis of a market to enable them to optimise their brand strategy and positioning, manage their portfolio and identify new product opportunities within a current or new market.

Whatever the reasoning, whether it be a change in strategic direction, a stall in sales or profit growth, the under-performance of a key brand, or a significant shift in the category, TNS can offer clients the insight they need to develop and grow their brands.

One of our tools in this area is the Needscope System™. It uses a proven psychological framework to uncover the complex layers of consumer needs within a category and to measure precisely what successful brands must deliver to create a strong consumer-brand relationship. It enables analysis of market opportunities and the actions required to capitalise on those opportunities - all directly linked to consumer needs and wants.

Brand and advertising research

Advertising pretesting
Advertising tracking
Brand tracking
Brand equity measurement

At the heart of most businesses is the brand. Clients need to know what the critical factors are for brand success, what the impact of their activities will be on the brand and what brand equity they are creating. Advertising becomes the representation of this brand in the marketplace. It is obviously essential to ensure the creative is optimised and its performance is tracked in-market. TNS enables clients to best manage their brands and advertising communications, using its range of sophisticated solutions including AdEval™ for advertising pretesting, MarketWhys™ for brand and advertising tracking and the Conversion Model™ for brand equity measurement.

In the US, TNS has undertaken a study for the international financial institution Visa, which analysed commitment to various forms of payment. This has allowed them to develop strategies for communication and direct marketing opportunities better to meet the needs of their customers.

Stakeholder management

Customer retention
Employee commitment
Corporate reputation

Stakeholder management is fast becoming a key business metric for companies to measure and monitor their performance and relationships with various stakeholder groups such as customers, employees, dealers or shareholders. TRI*M™, TNS' key solution in this area, measures, manages and monitors these multi-channel relationships, offering actionable recommendations to board and senior management.

TRI*M is applied worldwide across all markets and offers extensive benchmarking capabilities, drawing on over 6,000 studies globally.

Clients need integrated solutions which link stakeholder and brand management. TNS is well positioned to respond to this, using TRI*M to analyse the stakeholders' experiences of a company and the Conversion Model to interpret consumers' levels of commitment towards a brand.

SAP, the world's largest inter-enterprise software company, has been using the TRI*M Index for a number of years to measure global customer retention. SAP is a great example of how the scores resulting from the TRI*M Index, which measure the intensity of customers' business relationships with SAP, are very closely linked to the company's business success. As TRI*M Index scores have increased, so too has SAP's position in the market.

TNS specialises in **industry sectors** *that require global presence or highly developed expertise*

Worldpanel

Main activities

Continuous measurement and analysis of consumer purchasing behaviour using technology matched to the development of local markets, including bar code scanners, internet and till receipt scanning.

Clients

Multi-national and local fmcg brand and private label manufacturers, fresh food suppliers, retailers, market analysts and government organisations.

TNS insight

What drives market share of brands and retailers, and what has caused change?

Who purchases my products and how can I meaningfully segment and influence those people?

How does my advertising affect shoppers' actions?

How effective are my promotions?

What strategies should be used for brand and category management?

Media Intelligence

Main activities

Across a wide range of media, including TV, radio, print and internet, TNS continuously measures advertising expenditure, and tracks and analyses creative advertising and editorial news. TNS also tracks cinema trailers and sport sponsorship activities.

Clients

Media owners, advertising agencies, public relations advisers, broadcasters, publishers, government departments and NGOs, as well as local and international companies.

TNS insight

What are the advertising trends for our industry?

Where and when should we advertise?

How can we ensure our 'share of voice' relative to our competitors?

How can we get the most effective impact from our media budget?

Are we using the most effective combination of media for our marketing strategies?

TV and Radio Audience Measurement

Main activities

Using state of the art household and individual metering technology, TNS measures television viewing and radio listening habits to provide accurate audience data on a continuous basis.

Clients

Broadcasters, advertising agencies, advertisers, platform operators and TV production companies.

TNS insight

Is the programme maintaining its volume and share of audience?

What share of commercial impacts do we have compared with our competitors?

What is the most efficient way to reach our target audience?

Have campaign objectives been achieved?

How and when do people use interactive services?

When do light viewers of TV listen to radio?

Healthcare

Main activities

TNS offers a full range of custom and multi-client services throughout the product lifecycle to help define market opportunities, develop brands, guide communications, track brand performance and optimise organisational effectiveness.

Clients

Pharmaceutical, biotech, diagnostics, device and medical supply companies, and local health services.

TNS insight

What is the impact of changing demographics on my market potential?

What message will motivate consumers to seek medical treatment?

What is the ROI on my direct-to-consumer promotions?

What are the trends in drug treatment practices?

What is the optimal market mix for my brand?

Which physicians should my sales force target?

How can I improve the effectiveness of my sales force?



Technology

Main activities

TNS Technology offers a range of syndicated and custom research services, to assist companies with their marketing and information needs at every stage of the product lifecycle. The TNS approach ranges from fieldwork to business solutions and advisory services.

Clients

Technology clients include software companies, IT hardware, chip and mobile phone manufacturers, telecoms operators, content and internet service providers, as well as government regulators.

TNS insight

How can we use our brand to keep and attract customers in an era of digital convergence?

What drives our customers to switch providers?

How should this product be configured to maximise market share?

What marketing strategies should we use to deal with increased product commoditisation?

What content is the youth market looking for?

What experience are customers looking for with 3G?



Polling & Social

Main activities

TNS conducts surveys to understand how society is thinking or reacting to major issues on a national and international scale. In the political arena TNS tracks public opinion on campaigns, legislative and policy issues.

Clients

Government bodies, political parties, editorial media, NGOs and foundations, major international institutions, universities, scientific institutions.

TNS insight

What are the major values on which society's behaviour is depending?

What are the major trends in public opinion?

How does the population view its elected leaders and their policies?

What is the election result expected to be?

What are the important issues that concern citizens today?



Automotive

Main activities

TNS Automotive offers a comprehensive range of services on a customised or syndicated basis. These include brand and advertising tracking, car clinics, dealer and customer satisfaction research and vehicle quality studies.

Clients

All leading vehicle manufacturers, component suppliers, tyre manufacturers, oil companies, dealerships and repair specialists, plus advertising consultancies.

TNS insight

How do I maximise business opportunities in fast growing automotive markets, such as China and India?

What will the needs and behaviours of car buyers be in the future?

Is my advertising effective?

How committed are my customers/dealers – and why?

How do I maintain competitive advantage in the automotive industry?

How is the market going to react to the launch of my next model?

more
coverage

TNS has a powerful network in the market information industry; it spans 70 countries and covers all the world's major markets. A strong global presence has been reinforced by the integration with NFO, which was successfully completed during 2004. TNS is now the world's largest custom research business; No 1 in major markets including the US, France and Germany. It is also the most powerful custom business in the fast-growing Asia Pacific region. In addition, we operate three significant syndicated businesses across the world: Worldpanel, Media Intelligence and TV and Radio Audience Measurement.

In all these areas, the network delivers clear competitive advantage. Having a physical presence in the countries in which our multi-national clients operate allows us to assure them that the insight we deliver is collected and analysed in a consistent and comparable manner around the world. Added to that, our experts in each country offer crucial local knowledge.

Network delivers differentiation
Sony Ericsson, the mobile communications company, recognised the value of the TNS network when it launched a brand into the competitive mobile telephone market. In aiming to differentiate its product, Sony Ericsson used TNS to assess market change, as well as to monitor and review international advertising effectiveness on a continuous basis. Covering 14 countries, the research has the flexibility to take account of local issues while also providing a central overview.

The effectiveness of the TNS network, combined with our expertise in the mobile communications industry, was recognised when this project won 'Best International Research Project' at the UK Marketing Research Awards 2004; just one of the six wins and five commendations, in 15 categories, achieved by TNS.

A further differentiator of the network is that it provides us with a distribution channel for our products and services and gives us the opportunity to share expertise and technology across the network. Worldpanel is an excellent example. Following the 2005 launch of a household panel in Mexico, TNS will run panels in 32 countries and provide data on 48 countries through partnership arrangements.

Developing Worldpanel
In early 2005, we announced a major programme to increase country and market coverage and to make significant improvements to data quality. These developments come at a time when the use by clients of consumer panel information, and the insights it brings, continues to grow.

We are increasing sample sizes in nine existing panels; this extends the range of products that can be reliably measured and increases the speed with which we can deliver information. We are launching nine new panel services and introducing new technology to six existing ones – taking best practice solutions from one Worldpanel country to another.

A key element in our strategy is that we continue to seek out ways of making best use of one of our most powerful tools – our global network.

Strong global presence

- World No. 1 in custom research
- Significant syndicated businesses
- Consistent, comparable data
- Network as distribution channel

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more access

TNS operates the largest and, we believe, highest quality managed access panel in the US and we are using our network to take this expertise across the group. This is a key differentiator for TNS in an industry that is undergoing rapid change. Data has traditionally been collected by mail or telephone but now the internet is becoming increasingly important. It is estimated that in 2004 almost $1 billion of research in the US was conducted over the internet, up from just $4 million in 1996.

Online access panels are the way forward. Amongst the issues they address is the problem of declining response rates in conventional research. An access panel is a large pre-recruited sample of people, classified across a wide range of variables, who have agreed to participate in future research. This is a speedy method of data collection; turnaround times can be several weeks faster than in some conventional forms of research.

Experience in managing quality panels

TNS NFO has been operating access panels for 55 years in the US and its management is highly experienced in the art and science of panel management: building relationships and gaining cooperation with respondents. It was one of the first companies to recognise the advantages of the internet and, by 2004, over 70 per cent of its access panel turnover came from the online panel. This experience differentiates TNS from other panel operators, especially those that have recently entered the online market. Clients such as Procter & Gamble value the assurance of quality they receive from TNS.

Expansion in Europe and Asia

The transition to the internet in Europe is now also gathering pace and the total value of online research reached around €120 million in 2004. This offers great potential and, with our strength in the European custom market, TNS is well positioned to introduce a multi-country online access panel in the region.

In February, we launched 6thdimension™, which will give clients access from a single hub to panellists across France, Germany, Italy, the Netherlands, Spain and the UK. It will provide additional resource to clients such as Peugeot, Danone, Channel 4 and Campbell's, which have already used TNS online panels in Europe.

In Asia Pacific too, we are building on the success of our online panels in Australia, New Zealand and Taiwan, to launch in five new markets in 2005, with an operating hub in Hong Kong.

The launch of these new services in Europe and Asia Pacific has been supported by a transfer of expertise from the US. We are using the same, recently upgraded software for panel management on all three panels. This consistency of approach will help to deliver the major multinational projects that are an increasingly important part of our business.

No other market information company can match our combination of quality online panel experience and global market coverage.

Building managed online access panels

- Speed and quality
- Launches in Europe and Asia
- Sharing expertise
- Unique combination

more
understanding

An important element of TNS' strategy is an emphasis on specialist sector knowledge which, combined with our Areas of Expertise and global network, provides us with real competitive advantage.

The value of being able to offer such expertise across a number of countries was clearly illustrated in 2004, when the newly created Polling & Social sector was selected by the European Commission to run its Standard Eurobarometer, the largest study of its kind in the world. Under a contract of up to four years' duration, TNS measures public opinion on social, economic and political issues across 33 European countries.

The decision to award this important project to TNS recognises the depth of our expertise in social polling and analysis, as well as our track record in co-ordinating continuous, multi-country studies. It also illustrates the benefits of the stronger European presence delivered by the integration.

Customised online data delivery

Another factor in this contract win was our ability to deliver data and analysis to clients' desk-tops via our web portal system, TNSInfo.

In many areas, we now produce much more data than clients can digest. For this information to be of value, we must deliver it in a concise and relevant way. It has to be available when and where the client wants it and customised to the requirements of each individual user. That is the role of TNSInfo.

The InterContinental Hotels Group site is designed with this in mind. We track customer satisfaction in over 700 hotels across Asia, Europe, the Middle East and Africa and report our findings monthly, customised to individual user level.

By the end of 2004, almost 13,000 people at over 1,000 clients in 101 countries were using TNSInfo.

Our sector structure is designed to enable us to understand our clients' industries; when they change, so do we. In recent years, the impact of digital technology has led to a convergence of the IT and Telecoms markets. Clients such as Nokia and Texas Instruments, Motorola and IBM, Vodafone and Microsoft increasingly work in partnership.

In response, we have combined our IT and Telecoms expertise into one sector, Technology. This allows us to deliver the types of insight they require.

Innovation

Another area where clients seek new insights is the rapid development of multicultural marketing in Western markets. In the US, for example, the buying power of the Hispanic population is attracting considerable interest.

As part of our drive to help clients better understand the growth potential of this market, we have introduced LaTEENo Online. Drawing on the TNS NFO access panel to provide the respondents, this service allows clients to reach the high-spending Hispanic teen market via the internet in a cost-effective way. In Media Intelligence too, we have responded by extending our US services to cover Spanish language media – both broadcast and print.

We are committed to delivering innovation in our own business, in order to help our clients to understand theirs.

Sector specialisation

- Eurobarometer win
- Growth of TNSInfo
- Technology insight
- Multicultural services

more potential

We estimate that the world market for market information will grow by around 4 per cent in 2005. Within this trend, it is the developing markets that are spearheading growth. Asia Pacific, Latin America, Central and Eastern Europe; all are fast-growing markets in which TNS has a significant presence.

We have operations in 15 countries across Asia Pacific. Our custom business is the strongest in the region. Asiapanel provides pan-regional data from its consumer panels in seven countries, including China where we are also extending our Media Intelligence and TV and Radio Audience Measurement activities.

During 2004, we increased the number of Chinese cities and provinces in which we monitor TV and radio audiences and also grew our national PeopleMeter panel. In March 2005, we heard that, subject to contract, TNS has won the tender to measure television audiences in Hong Kong for five years from 2006.

There is a growing demand for new syndicated services in Asia Pacific. For example, CardioMonitor has been successfully introduced into six countries in the region and our Australian syndicated business banking study has been extended into New Zealand. Our Asia Pacific Telecoms Index was so successful that it is being rolled out in other regions in 2005 and extended across our newly-formed Technology sector.

Benefiting from scale
Having mostly completed the integration in the region by the end of 2003, we are now benefiting from the scale of our operations and are winning more large projects. There are now more than 20 clients each spending over US$1 million per annum with TNS – unprecedented in the Asia Pacific custom market.

A focus on winning pan-regional business has led to the creation of an International Research Centre and an International Calling Centre, both based in Hong Kong. The success of these initiatives was illustrated by considerable growth in pan-regional research in 2004.

The benefit derived from being part of a global group was exemplified by the win of the prestigious Tourism Australia contract, which involves tracking across Europe and North America, as well as Asia Pacific.

Key account success
We have also seen considerable success in key account management in the region. A recent example is the growth of business with the Fonterra Group, one of the region's biggest clients, with global brands such as Anchor butter. We run a variety of services for this client across several countries.

While the majority of global companies operating in the region work with TNS, we also have strong relations with important local clients such as China Mobile. TNS has preferred supplier status with this communications company that has a subscriber base of around 160 million.

Quality and security
The group has transferred a significant amount of its data processing, software development and IT support to Hyderabad in India. With an emphasis on quality and security, this facility is working well and should become an increasingly important factor in the group's profitable growth.

Fast-growing markets

- No. 1 in Asia Pacific custom
- Winning large-scale projects
- Important local clients
- IT services in India

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more value

We supply information that is vital to business decision-making but it is our insights that help clients build and maintain real competitive advantage. We live in a world where markets are shifting, the number of products keeps growing and tastes are changing. More information is now available at a click of a mouse than a person could access in a lifetime just a few years ago.

With all this information – whether it is in healthcare, telecoms, automotive or media, how do companies discover what is really going on? What do we do to make sure our clients get the insight and clarity they need to give their business the edge?

At TNS we look behind the numbers, between the lines, beyond the trends. At TNS we think differently. That is what makes us *the sixth sense of business*. This is more than just a phrase; it represents the way we run our business. We look at how we can incorporate the thinking behind *the sixth sense of business* into everything we do. We examine client relationships, communications, knowledge management, products and services, to see how they can be improved.

In New Zealand, the TNS relationship with Vodafone illustrates how we put this thinking into practice. Over the past two years, we have helped our client segment its client base and organise its marketing team around these segments. Each team has to know its clients directly and TNS has built a programme called 'the beat' to give them the skills and confidence to develop these relationships. Built around an innovative handbook, workshops and mentoring, TNS is helping to give our client the confidence to take its consumer learning to another level.

Hidden insights

In Germany, TNS Infratest worked with a major automotive manufacturer that owned data from two ongoing surveys, one covering the rational aspects of car purchases, the other reporting on emotional and lifestyle factors. We integrated these findings to identify the underlying structure of this market across both rational and emotional needs, relating them to customer satisfaction. This allows the client to understand the implications for its strategic development – insights that had not previously been available.

Tackling topical issues

A big issue for consumer goods clients is what they should do about rising obesity levels. Within Worldpanel, we have talked to governments, manufacturers and retailers to understand their concerns. In response, we have added the measurement of body mass index information to many of our panel services across the world and are introducing additional questions on exercise and attitudes to health. Our analysis of this data contributes to the debate on future policies in this area.

TNS Media Intelligence has also responded to this challenge. Obesity is just one of the issues tracked daily by its newly launched European Media Digest.

In all these examples, we are delivering added value to our clients. This enables us to differentiate ourselves from our competitors, helping to build genuine competitive advantage.

Giving clients business edge

Looking

- behind the numbers
- between the lines
- beyond the trends

Thinking differently

Chairman's statement

TNS is now the world's largest custom research company and a major worldwide supplier of syndicated services. Over the past two years, we have grown our revenues by over 50 per cent and operating profit by over 70 per cent.

As you will see described in other sections of this report, the group performed well in 2004, in both financial and non-financial terms. We successfully completed the integration of our custom businesses. We also moved ahead strongly in the development of our syndicated operations, with the introduction of a number of expanded and new services, and more are planned this year. Our communication to management has emphasised the importance of implementing our strategy faster, to ensure that we capitalise on the strong platform for growth we have created.

When a business is growing as quickly as TNS, it is important to keep structures, systems and Corporate Governance procedures under review; they need to develop in line with the changing needs of the company.

Management structure

Ours is a complex business that operates on a global scale. Our industry continues to consolidate and TNS continues to be at the forefront of that consolidation. Our acquisitions have brought new, capable management into the group and we have benefited from this. Following the merger with NFO, we reorganised our management structure to one that is appropriate for the enlarged group and makes the best use of the considerable talent we have in the combined business.

The board

As the business continues to grow, so the group needs to balance and strengthen the board and ensure a good mix of skills and backgrounds. When we appoint non-executive directors, we look for people who have the experience to help us with the new, bigger challenges we face. This has been key to our recent search for appropriate people to replace Stephan Buck and Neil Cross, both of whom will retire from the board at our AGM in May.

Stephan has played an important role in the development of our group. He joined AGB in 1962 and the TNS board in 1992; he has been instrumental in the development of our consumer and media panel services. An Honorary Fellow of the Market Research Society, Stephan was recently awarded the MRS Gold Medal, to celebrate an outstanding lifetime contribution to market research. Neil has been a valued board member since 1996 and has chaired the audit committee for the past three years. Both Stephan and Neil have made a significant contribution to the board's deliberations through this period of rapid growth for TNS. On behalf of shareholders, I thank them for their wise counsel and the enthusiasm they have always had for the company.

I am pleased to report that Alice Perkins joined the board as an independent non-executive director on 2 March 2005. She is Director General of the Corporate Development Group in the Cabinet Office and her understanding of how governments work will be of great value to our Polling & Social activities. We will also benefit from her substantial experience of organisational change and people issues. We are currently in the process of recruiting another non-executive director.

Corporate Social Responsibility

With operations in 70 countries, we are increasingly aware of our responsibilities as a corporate citizen. Sadly, events at the end of 2004 brought this into sharp focus, as the tsunami in South East Asia devastated parts of a region in which TNS has a strong presence. The group is pleased to be able to help by making a donation of $250,000 to UNICEF, to be used to support their efforts in education and child protection in the affected areas and we will be supporting a longer-term UNICEF project. The response to this from our employees has been wonderful and we know they will contribute actively to the project, as well as to the many community initiatives that they have themselves put in place, around the group.

We are increasingly committed to contributing our knowledge and expertise to the collection of consumer opinions and information on social issues of global concern. For example, in association with the Gallup International Association, twice a year we run the 'Voice of the People' survey in more than 60 countries. This gathers the views of citizens around the world on issues such as poverty, democracy, corruption, health, the environment and human rights. For the past two years we have worked closely with the World Economic Forum. At its annual meeting in Davos we have presented the results of 'Voice of the People' to politicians, global business leaders and NGOs, to ensure that the views of ordinary citizens on these issues are heard by those who can influence the world.

People

In the past 18 months we have managed an extensive merger process in over 40 countries. This involved not just bringing together two large businesses but also implementing a strategy appropriate for the enlarged group, while at the same time maintaining client focus. To support senior management through this challenging period, we developed an innovative, 'Leading Change' programme. This was delivered to over 275 senior managers around the world in 2004 and contributed to the success of the largest merger of its kind in the history of our industry.

We now employ over 13,000 people around the world and have been working to harmonise the way we conduct our business, to ensure that we provide our clients with a consistent, high quality service across our entire network. To unite our workforce behind this aim, we increasingly focus on performance-linked rewards. We must ensure that we can attract and retain the talented people we need. We believe in our own services, so this year we are conducting an employee commitment survey across the whole group, using our TRI*M stakeholder management product. We know this clear demonstration to employees of their importance to the success of TNS will help to develop and grow our total business.

As a board, our responsibility is to strike a balance between serving our key stakeholders. We must ensure that we offer our people the opportunity to grow and develop within a supportive and stimulating environment, enabling them to contribute to TNS' future progress, the success of which will also benefit clients, shareholders and the communities in which we work.

2004 was another exciting year for the group and one in which we asked a great deal of our people; once again, employees responded magnificently. I thank them for their continued enthusiasm and creativity and I thank both clients and shareholders for their continued support.



Tony Cowling
Chairman

Chief Executive's statement

In 2004, TNS passed a significant milestone by successfully completing the largest integration of its kind in the market information industry.

In this first full year of trading for the combined group, we have increased underlying revenues by 4.1 per cent, despite the significant internal focus required by the integration process. During 2004 we began to benefit from revenue synergies delivered by the integration. These more than offset the expected one-off items of revenue leakage, without which underlying revenue would have increased ahead of the estimated rate of market growth.

Our markets

2004 was a year of gradual improvement in the demand for market information worldwide. Syndicated and continuous services continued to grow steadily. Growth in the market for custom research was more varied by region and evidence of this can be seen in the group's performance by geography in 2004. In general, the more mature markets of North America and Western Europe are seeing slower growth than the developing economies of Central and Eastern Europe, Latin America and Asia Pacific.

Asia Pacific remains the fastest growing region in which we operate. It was the first of our regions to complete the integration process. We now have the area's largest custom business outside Japan and are well positioned to take advantage of the positive trends in the market.

Developments in specialised sectors

As well as successfully completing the integration process and delivering on our key financial performance metrics, the past twelve months have seen a number of significant developments right across our business. All of these developments are designed to help us to build sustainable competitive advantage.

Looking at our globally managed sectors, we have been quick to respond to changes in these specialist markets and more initiatives are planned in 2005. In our syndicated consumer panels business, Worldpanel, we have announced a wide range of developments across a number of countries. We will increase sample size for nine existing panels, including UK, which will rise to 20,000 homes by the end of 2005 and to 25,000 in 2006. We will introduce nine new panel services, including a new national panel in China. We have already launched a new household panel in Mexico. In addition, we are investing in enhanced methodologies to improve the speed and accuracy of the data we provide.

In our Media Intelligence business, we have expanded the range of Hispanic media monitored in the US. We have also significantly enhanced our US service offerings. This includes a system-wide upgrade of our industry-leading television monitoring system, MediaWatch, to give increased accuracy and full motion colour capture.
In TV Audience Measurement we have extended our services in growing markets such as Russia and China, where demand from advertisers for insights into viewing habits continues to increase.

In Healthcare, the world's largest pharmaceutical companies are increasingly focusing their marketing activities on the ongoing performance of their existing brands and not just the launch of new products. Run as a globally managed sector for the first time in 2004, our Healthcare business has successfully responded to these developments and won incremental business from our key accounts, including the world's five largest pharmaceutical companies.

In the digital world, many of our IT and Telecoms clients have entered into new markets and joint ventures. We have responded to this convergence between IT and Telecoms by merging these divisions to form one combined Technology sector. Clients such as Sony Ericsson are now able to take better advantage of our expertise in both areas. We were also recently named as one of Samsung's preferred suppliers of market research.

Managed access panel roll out

On the custom side of the business, we completed the work required to launch our European access panel, 6thdimension, in February 2005. This will be managed from a central hub in Amsterdam. Customers will now be able to take advantage of quicker and more consistent information collection in France, Germany, Italy, Netherlands, Spain and the UK, with more countries to follow in the next phase. We continue to build on our market leading position in high-quality managed access panels and we will be first to market with the launch of our extensive access panel in Asia Pacific later in 2005.

Focus on developing markets

In addition to Asia Pacific, we have also focused our attention on other developing regions in the past twelve months. We have continued to invest in both syndicated and custom research services in countries in Central and Eastern Europe, such as Russia, Poland and the Czech Republic. In Latin America, as well as the extension of our household panel joint venture Latinpanel, into 14 countries, in March 2005 we announced the acquisition of Interscience, the highly regarded custom market research organisation in Brazil, thus filling the last remaining significant gap in our international network. TNS is now even better positioned to satisfy the demand for multi-country research from international clients in developing markets.

Building competitive advantage

As a result of bringing together TNS and NFO, we have successfully attained significant cost synergies. We continue to manage costs diligently and look for more efficient ways to operate the business. For example, we have been able to close 17 telephone call centres since the merger. We have also substantially increased the capacity of our IT support, data processing and software development offshoring facility in Hyderabad.

The main purpose of bringing together TNS and NFO was to create a platform for growth. Evidence of this can be seen in the many contracts we have won in the past twelve months. These include the Standard Eurobarometer, the largest survey of public opinion in the world.

As we look into 2005 and beyond, each of the aspects outlined above will provide our business with an element of competitive advantage: our global network, our specialist sector knowledge and our experience in managing high quality access panels. It is the unique combination of these elements that we have put in place in the past 18 months that will be the basis of building sustainable competitive advantage in custom research.

It is this sustainable competitive advantage that will help drive margin improvement. Assuming the continuation of favourable market conditions, the group aims to achieve margin improvement of around 50 basis points in 2005.

Outlook for 2005

In Europe, our largest region, we expect to achieve steady improvement in underlying growth, with some regional variation. We also anticipate steady improvement in the Americas, with the access panel once more being a key driver. Asia Pacific should again be the fastest growing part of our global network, with continued strong performance across the region.

By sector, we expect the demand for research in the Consumer sector to remain robust and that sector should grow ahead of the market in 2005. The strength of our innovation in both Media Intelligence and TV and Radio Audience Measurement should help our Media sector also to grow well. A resumption of growth is expected in Business Services, albeit at a modest level. Cautious levels of commitment in corporate IT spend and the competitive nature of the US healthcare market will have some effect on Technology and Healthcare. Reasonable rates of growth are anticipated in both sectors in 2005.

There remain some uncertainties in the global economy but, assuming favourable economic conditions, we expect that the demand for market information worldwide will continue to improve steadily. We believe the market will grow by around 4 per cent in 2005, and expect TNS underlying revenue growth to be ahead of that.

Mike Kirkham
Chief Executive

Commentary is given on results before goodwill charges, as that is the primary basis on which the business is managed. Commentary is also given on statutory numbers. Results reflect the inclusion of the first full year of trading for the business since the acquisition of NFO WorldGroup, Inc. (NFO) in July 2003. 2003 results have been restated in accordance with UITF 17 (revised), as explained in Note 1 to the financial statements.

2004 represents the first full year of trading for the business since the acquisition of NFO. Given the size of the acquisition, from the 2004 interim results onwards the group has changed the method of calculating underlying growth to one that allows a meaningful understanding of the enlarged group's performance. Underlying growth has been calculated by taking the increase in 2004 turnover, including turnover from acquisitions, over 2003 pro forma turnover, at constant exchange rates. The 2003 pro forma turnover assumes that any acquisitions and discontinued operations in 2004 were owned for the comparable period in the prior year.

Turnover

Turnover including joint ventures increased by 17.4 per cent to £945.3 million (2003 £805.2 million). The group increased underlying turnover at constant currency rates by 4.1 per cent for the year. The effect of currency, principally the weakness of the US dollar in 2004, had a negative impact of 4.9 per cent on reported turnover. Turnover excluding joint ventures was £928.6 million (2003 £789.5 million).

Operating profit and margin

Operating profit, including joint ventures, before goodwill charges and integration costs, grew by 28.0 per cent to £102.0 million (2003 £79.7 million). Operating margin, before goodwill charges and integration costs, was 10.8 per cent compared with 9.9 per cent in 2003.

Associates

Income from associates rose to £1.3 million (2003 £0.6 million), due to the inclusion of a full year of income from associates acquired with NFO. In December 2004, TNS sold its 50 per cent interest in Burke, Inc. (Burke) to its management. Burke was acquired as part of NFO and was not integrated into TNS North American custom research operations. Burke contributed £1.1 million to income from associates in 2004.

Integration costs

Integration costs incurred in the year were £9.8 million (2003 £9.0 million). No further integration costs are expected in respect of the acquisition of NFO in 2005. The targeted cost synergies of £15 million in 2004 were successfully delivered. This will rise to £20 million on an annualised basis in 2005.

Interest

The net interest charge, including other finance charges, was £18.7 million (2003 £15.4 million), reflecting a full year of the additional borrowings related to the NFO acquisition.


a
b
c
d
17%
14%
34%
26%
9%
Revenue by region
a UK
b France
c Rest of Europe
d Americas
e Asia Pacific


a
b
c
d
e
35%
19%
14%
11%
8%
13%
Revenue by sector
a Consumer
b Media
c Business Services
d Technology
e Healthcare
f Other activities

TNS has refinanced its bank facilities, replacing the acquisition-based facilities put in place at the time of the NFO acquisition. A syndicate of ten banks has provided new revolving credit facilities of £500 million. The initial margin of LIBOR plus 72.5 basis points represents a significant reduction from the previous facility and, at current interest rates, would reduce the group's interest charge by approximately £2 million annually.

Refinancing of the group's bank facilities has led to an exceptional finance charge of £3.6 million. This non-cash charge relates to the write down of the unamortised portion of facility arrangement fees that were incurred at the time of the NFO acquisition.

Profit before tax

Profit before tax, goodwill charges and exceptional items grew 30.4 per cent to £84.6 million (2003 £64.9 million) and, after these charges, profit before tax was £43.4 million (2003 £31.3 million).

Tax

The tax charge for 2004 was £21.1 million (2003 £18.0 million), representing a reported tax rate before goodwill charges of 29.6 per cent. Excluding the one-off tax benefit from exceptional items the underlying tax rate was 32.0 per cent.

Minority interests

Minority interests increased to £2.1 million (2003 £1.5 million), due principally to an improved performance in Russia and the inclusion of minority interests acquired with NFO.

Earnings and dividend per share

Based on a weighted average of 437.6 million shares, adjusted earnings per share before goodwill charges and exceptional items were 12.7p (2003 10.2p), an improvement of 24.5 per cent. Basic earnings per share were 4.6p (2003 2.8p).

The board is recommending a final dividend of 2.4p (2003 2.05p), giving a 16.7 per cent increase in total dividend for the year of 3.5p (2003 3.0p). The dividend will be paid on 6 July 2005 to shareholders on the register on 27 May 2005.

Net debt and cash flow

Net debt at 31 December 2004 was £335.1 million, compared with £367.7 million at 31 December 2003 and £370.7 million at 30 June 2004. The movement in working capital generated a net outflow of £0.2 million in the year. The group's operating cash flow was £107.2 million. Net debt to EBITDA at 31 December 2004 was 2.6x (2003 3.1x).

Capital expenditure

Capital expenditure for 2004 was £24.5 million (2003 £18.3 million). The main category of capital expenditure is IT.

Goodwill

Goodwill charges in 2004 amounted to £27.8 million (2003 £23.9 million), reflecting the full year of amortisation of goodwill arising from the acquisition of NFO. The charge includes £24.3 million of amortisation (2003 £17.4 million) and impairment charges of £3.5 million (2003 £6.5 million).

International Financial Reporting Standards (IFRS)

The first full reporting under IFRS will be the interim results for the six months to 30 June 2005. In order to allow comparison in advance, an unaudited reconciliation of financial information for 30 June and 31 December 2004 under IFRS is shown on pages 81 to 83.

The main area of impact of IFRS is that the value of share-based payments is charged to the income statement over the minimum life of the options (IFRS 2). On a rolling basis, over the full life of the options, it is anticipated that the likely charge would represent approximately 5 per cent of adjusted operating profit.

Regional turnover performance

	Year to 31 December		Change	
	2004 £m	2003 £m	Reported %	Underlying %
UK	**158.2**	143.0	10.6	(0.1)
France	**135.1**	128.5	5.1	0.9
Rest of Europe	**324.5**	256.8	26.4	7.1
Europe	**617.8**	528.3	16.9	3.8
Americas	**241.4**	206.8	16.7	2.6
Asia Pacific	**86.1**	70.1	22.8	10.8
Total	**945.3**	805.2	17.4	4.1

Sector turnover performance

	Year to 31 December		Change	
	2004 £m	2003 £m	Reported %	Underlying %
Consumer	**330.0**	270.5	22.0	5.5
Media	**176.4**	169.5	4.1	4.5
Business Services	**133.0**	113.1	17.6	(0.8)
Technology	**104.9**	91.0	15.3	4.9
Healthcare	**80.7**	63.2	27.7	5.6
Other activities	**120.3**	97.9	22.9	4.0
Total	**945.3**	805.2	17.4	4.1

Regional turnover performance

Europe (including Middle East and Africa)

Market conditions improved across Europe in 2004, although the rate of improvement varied by country. Against this backdrop, TNS grew by 3.8 per cent in the region, on an underlying basis. The growth was held back by the withdrawal of the BASES licence previously held by NFO, which affected underlying revenue growth in France by 180 basis points and in the UK by 110 basis points.

In the UK, syndicated services maintained steady rates of growth throughout the year. However, in the non-consumer sectors of the UK custom business, disruption associated with the integration meant performance was weaker than expected in the second half of the year, as new business wins fell below expectations. Action has been taken to redress this situation in the UK, including operational improvements to increase the level of business development activity, with particular focus on key accounts. The benefits of these actions are expected to come through progressively during 2005. Overall performance in the UK was broadly flat.

Underlying growth in France was 0.9 per cent, in line with expectations. The Telecoms sector showed good growth and in syndicated services, consumer panels and Media Intelligence continued to perform well.

Underlying growth in the Rest of Europe was strong, at 7.1 per cent.

An excellent performance in Germany was well ahead of the market, largely driven by the Consumer, Healthcare and Automotive sectors.

Americas

Consumer customised in the US grew ahead of the market, benefiting from a good performance from the access panel, both in underlying terms and in the level of business transferred onto the panel. The Healthcare market in North America remains very competitive and affected growth in the Americas region in 2004. The Presidential elections in the US had a positive impact on the second half performance of Media Intelligence, which showed solid growth for the year.

In Latin America, the group's consumer panel joint venture, Latinpanel, performed well, benefiting from extension into further countries in the region. In the custom business, a strong performance in Argentina was offset by Mexico, which continued to have an adverse effect on the region as a whole. Mexico is subject to an impairment charge of £3.3 million in 2004. With a strengthened management team, the business is expected to stabilise in 2005. Underlying growth in the Americas region overall was 2.6 per cent.

Asia Pacific

Economic conditions in Asia Pacific continue to stimulate buoyant growth in market research. The group's operations also benefited from being the first part of the network to complete the integration process and won a significant number of pan-regional accounts. With underlying growth of 10.8 per cent, the group performed well across the region, especially in China and Korea.

Sector turnover performance

Consumer

Worldpanel again showed good growth for the year across all areas, especially in Asia Pacific, where there were a significant number of new client wins. Performance in Europe was boosted by the expansion of the French panel from 8,000 to 12,000 households. Consumer customised delivered a robust performance for the year, particularly in the US, which benefited from the strength of the access panel. As expected, growth in the second half of the year was slower than in the first, as a result of the loss of the BASES licence in Europe. Overall, the Consumer sector achieved underlying growth of 5.5 per cent for the year.

Media

Media Intelligence benefited from the effects of improving advertising and public relations markets in 2004, with UK, France, Spain and Russia all showing strong performance for monitoring services. The US saw a positive impact from additional work associated with the Presidential elections. TV and Radio Audience Measurement performed well in 2004, driven by new developments in markets such as China. Growth also came from new developments in established markets, including the UK. Overall, the Media sector grew by 4.5 per cent in 2004.

Business Services

Business Services continues to stabilise slowly, with the gradual pick up in corporate earnings and the business-to-business market, especially in the more mature areas, such as the UK and US. However, the sector as a whole declined by 0.8 per cent for the year, with growth offset by the one-off impact of losing third party business previously conducted for competitors on the US access panel.

Technology (previously IT/Telecoms)

The Technology sector grew by 4.9 per cent, ahead of the overall market in 2004. Germany performed especially well, with stronger relationships and new business from key accounts helping to drive growth.

Healthcare

Healthcare grew ahead of the market for the year as a whole, at a rate of 5.6 per cent, benefiting from its first full year of operation as a globally managed sector. As anticipated, growth in the first half year was faster, as the comparative was stronger in second half of 2003. Healthcare in Germany was particularly strong in 2004, benefiting from the focus on brand performance for key accounts. This helped to offset a weaker performance in the US, where the market remains competitive.

Other

The Polling & Social sector had a strong year, with growth driven by elections in markets such as US, Spain, Germany, Korea and Philippines. Also in 2004, TNS won a major four year contract with the European Commission for the Standard Eurobarometer, the largest public opinion survey in the world.

The Automotive sector benefited at the start of 2004 from the acquisition of Area, the market leader in Spain. The division also benefited from growth in new car registrations in emerging markets, such as China.

Andy Boland
Finance Director



Group profit and loss account

	Notes	2004 £m	2003 restated £m
Turnover – continuing activities		**945.3**	805.2
Less share of joint ventures		**(16.7)**	(15.7)
Turnover excluding joint ventures	2	**928.6**	789.5
Cost of sales		**(316.4)**	(275.6)
Gross profit		**612.2**	513.9
Administrative expenses		**(540.7)**	(460.3)
Integration costs – exceptional item		**(9.8)**	(9.0)
		(550.5)	(469.3)
Operating profit before joint ventures and associates			
Continuing activities (after goodwill charges of £27.2m, 2003 £23.3m)	2	**61.7**	44.6
Share of operating profit of joint ventures (after goodwill charges of £0.6m, 2003 £0.6m)		**2.7**	2.2
Operating profit including joint ventures before goodwill charges and integration costs	2	**102.0**	79.7
Integration costs – exceptional item		**(9.8)**	(9.0)
Goodwill charges		**(27.8)**	(23.9)
Operating profit including joint ventures	2	**64.4**	46.8
Share of operating profit of associates		**1.3**	0.6
Profit on ordinary activities before interest and taxation		**65.7**	47.4
Net interest payable and similar charges	5	**(18.7)**	(15.4)
Exceptional finance charges	5	**(3.6)**	(0.7)
Profit on ordinary activities before taxation	3	**43.4**	31.3
Taxation on profit on ordinary activities	6	**(21.1)**	(18.0)
Profit on ordinary activities after taxation		**22.3**	13.3
Equity minority interests		**(2.1)**	(1.5)
Profit for the year		**20.2**	11.8
Dividends	8	**(15.4)**	(13.1)
Retained profit/(loss) for the year		**4.8**	(1.3)
Adjusted earnings per share before goodwill charges and exceptional items	9	**12.7p**	10.2p
Basic earnings per share	9	**4.6p**	2.8p
Diluted earnings per share	9	**4.5p**	2.8p
Dividend per share	8	**3.5p**	3.0p

There is no difference between the profit on ordinary activities before taxation and the retained profit/(loss) for the year stated above, and their historical cost equivalents.

Group and company balance sheets
at 31 December

	Notes	Group 2004 £m	Group 2003 restated £m	Company 2004 £m	Company 2003 restated £m
Fixed assets					
Intangible assets	10	**352.0**	371.1	**-**	-
Tangible assets	11	**83.6**	81.0	**-**	-
Investments					
Share of gross assets of joint ventures		**27.0**	24.6	**-**	-
Share of gross liabilities of joint ventures		**(10.2)**	(4.6)	**-**	-
	13	**16.8**	20.0	**-**	-
Associates	13	**1.0**	7.1	**-**	-
Other investments	13	**0.6**	0.3	**670.4**	659.6
		18.4	27.4	**670.4**	659.6
		454.0	479.5	**670.4**	659.6
Current assets					
Stock	14	**75.0**	76.3	**-**	-
Debtors	15	**265.6**	259.9	**9.2**	-
Current asset investments	16	**0.7**	0.9	**-**	-
Cash at bank and in hand		**57.4**	32.2	**32.8**	1.6
		398.7	369.3	**42.0**	1.6
Creditors: amounts falling due within one year	17	**(342.9)**	(433.1)	**(14.2)**	(118.3)
Net current assets/(liabilities)		**55.8**	(63.8)	**27.8**	(116.7)
Total assets less current liabilities		**509.8**	415.7	**698.2**	542.9
Creditors: amounts falling due after more than one year	17	**(391.6)**	(294.3)	**(536.8)**	(382.0)
Provisions for liabilities and charges	18	**(35.8)**	(44.7)	**-**	(5.5)
Net assets		**82.4**	76.7	**161.4**	155.4
Capital and reserves					
Called up share capital	21	**22.3**	22.2	**22.3**	22.2
Share premium	23	**123.8**	120.0	**123.8**	120.0
Shares to be issued	12	**4.2**	-	**4.2**	-
Other reserves	23	**1.5**	1.4	**1.1**	1.0
Merger reserve	23	**-**	-	**1.6**	1.6
Profit and loss account	23	**(78.1)**	(73.8)	**8.4**	10.6
Equity shareholders' funds		**73.7**	69.8	**161.4**	155.4
Equity minority interests		**8.7**	6.9	**-**	-
		82.4	76.7	**161.4**	155.4

The financial statements on pages 28 to 62 were approved by the board on 7 March 2005 and were signed on its behalf by

Andy Boland
Finance Director



Group cash flow statement

for the year ended 31 December

	Notes	2004 £m	2003 £m
Cash flow from operating activities			
Net cash inflow from continuing operating activities	25	**107.2**	104.9
Dividends received from joint ventures and associates		**2.6**	3.5
Returns on investments and servicing of finance			
Interest received		**0.7**	1.1
Interest paid		**(20.2)**	(13.1)
Capitalised arrangement fees		**-**	(5.6)
Dividends paid to minority interests		**(1.4)**	(0.9)
Net cash outflow from returns on investments and servicing of finance		**(20.9)**	(18.5)
Taxation			
Taxation paid		**(19.6)**	(19.4)
Capital expenditure and financial investment			
Purchase of tangible fixed assets		**(26.7)**	(22.7)
Purchase of own shares		**(4.1)**	-
Sale of tangible fixed assets		**2.2**	4.4
Net cash outflow from capital expenditure and financial investment		**(28.6)**	(18.3)
Acquisitions and disposals			
Purchase of subsidiary undertakings and businesses	25	**(12.5)**	(279.8)
Net cash acquired with subsidiary undertakings and businesses	25	**1.5**	10.9
Sale of subsidiary undertakings and businesses		**0.4**	0.3
Sale of associates		**7.4**	-
Net cash disposed of on sale of subsidiary undertakings and businesses		**(0.3)**	(0.2)
Net cash outflow from acquisitions and disposals		**(3.5)**	(268.8)
Equity dividends paid		**(13.7)**	(10.7)
Cash inflow/(outflow) before financing		**23.5**	(227.3)
Financing			
Issue of shares		**-**	52.0
Proceeds on exercise of share options		**3.2**	2.9
Expenses arising on the issue of shares		**-**	(1.1)
(Decrease)/increase in debt	25	**(1.6)**	170.5
Increase/(decrease) in cash in the year	25	**25.1**	(3.0)

Statement of total recognised gains and losses

for the year ended 31 December

	Notes	2004 £m	2003 restated £m
Profit for the year		**20.2**	11.8
Disposal of goodwill in reserves		**-**	0.7
Translation differences on foreign currency net investments less translation differences on foreign currency loans taken out to fund those investments		**(8.6)**	(19.4)
Tax on gains on foreign currency borrowings hedging foreign currency investments		**2.0**	-
Profit on redemption of shares following placement of share capital		**-**	50.0
Total recognised gains and losses relating to the year		**13.6**	43.1
Prior year adjustment – UITF 17 (revised) and UITF 38	1	**(1.3)**	
Total gains and losses since last annual report		**12.3**	

Reconciliation of movements in equity shareholders' funds

for the year ended 31 December

	Notes	2004 £m	2003 restated £m
Profit for the year		**20.2**	11.8
Dividends		**(15.4)**	(13.1)
		4.8	(1.3)
Disposal of goodwill in reserves		**-**	0.7
Translation differences on foreign currency net investments less translation differences on foreign currency loans taken out to fund those investments (net of taxation)		**(6.6)**	(19.4)
Profit on redemption of shares following placement of share capital		**-**	50.0
Purchase of own shares held in trust		**(4.1)**	-
Consideration received for own shares on exercise of options		**0.9**	1.8
UITF 17 (revised) charge for the year	1	**0.8**	1.1
New share capital issued (including share premium) net of expenses		**3.9**	17.3
Shares to be issued	12	**4.2**	-
Net addition to equity shareholders' funds		**3.9**	50.2
Opening equity shareholders' funds as previously reported		**75.0**	26.4
Prior year adjustment – UITF 38	1	**(5.2)**	(6.8)
Opening equity shareholders' funds as restated		**69.8**	19.6
Closing equity shareholders' funds		**73.7**	69.8

1 Accounting policies

Basis of accounting

The financial statements have been prepared under the historical cost convention in accordance with the Companies Act 1985 and applicable UK Accounting Standards. The transitional arrangements of FRS 17 'Retirement Benefits' have been adopted, which require additional disclosures in respect of retirement benefits, as set out in note 20. UITF Abstract 38 'Accounting for ESOP trusts' and the revision of UITF 17 'Employee Share Schemes' were issued on 15 December 2003 and are applicable for the year ended 31 December 2004.

Under UITF 38, shares held through an ESOP trust are shown as a deduction in arriving at shareholders' funds. Previously these shares were shown as a fixed asset investment. The reclassification of own shares held from fixed asset investments to equity has reduced net assets by £8.5m at 31 December 2004 (2003 £5.2m). Under the revised UITF 17, share based payments made are charged to the profit and loss based on the intrinsic value of the shares rather than the book value. This amendment has resulted in a reduction in operating profit of £0.8m for the year to 31 December 2004 (2003 £1.1m). There has been no change to the net assets at 31 December 2004 and 31 December 2003 as a result of the revisions to UITF 17.

A summary of the principal group accounting policies, which have been applied consistently, is given below.

Basis of consolidation

The group financial statements consolidate the results of Taylor Nelson Sofres plc and its subsidiary undertakings up to 31 December 2004. The results of all subsidiary undertakings acquired or disposed of are accounted for under acquisition accounting rules and are included in the profit and loss account from the effective date of control. Intra-group sales and profits are eliminated on consolidation.

Joint ventures and associates

Joint ventures are those entities in which the group holds a long-term interest and which are jointly controlled by the group and one or more venturers under a contractual agreement. Joint ventures are accounted for using the gross equity method of accounting for the period of the group's ownership.

Associates are those undertakings, other than subsidiaries and joint ventures, in which the group holds a long-term participating interest and exerts a significant influence. The group's share of profits/losses of associates is included in the group profit and loss account and the group's share of their net assets, together with goodwill arising on acquisition, is included in the group balance sheet for the period of the group's ownership.

Goodwill

Goodwill represents the excess of the fair value of the consideration given over the fair value of the identifiable net assets acquired. Goodwill arising on consolidation for acquisitions made since 1 January 1998 is amortised in equal annual instalments over its estimated useful economic life of up to 20 years, and charged to the profit and loss account. Goodwill is subject to an impairment review at the end of the first full year following an acquisition and at any other time, if events or changes in circumstances indicate that the carrying value may not be recoverable. If an undertaking is subsequently sold, the appropriate unamortised goodwill or goodwill written off to reserves is dealt with through the profit and loss account in the period of disposal as part of the gain or loss on disposal.

Foreign currencies

Monetary assets and liabilities in foreign currencies are translated into sterling at the rates of exchange ruling at the balance sheet date. Transactions in foreign currencies are converted at rates of exchange prevailing at the date the transactions were made. Foreign exchange differences are dealt with through the profit and loss account except for differences arising on the retranslation of loans taken out to finance overseas subsidiaries, which are dealt with through reserves.

Financial statements of overseas operations are translated using the closing rate net investment method, except that profits and losses of overseas operations are translated at the average exchange rate applicable to the period. Differences arising on translation of the net assets of overseas operations are dealt with through reserves and are reported in the statement of total recognised gains and losses.

Revenue recognition

Revenue and profits on short-term projects are recognised on the completion of the project once the product has been delivered to the customer. Costs incurred on these projects up to completion are included within work-in-progress. Revenue and profits on continuous and other projects are recognised on the satisfactory completion of each phase of the project once the service or product has been delivered to the customer. Costs incurred on these projects are included within work-in-progress until completion of each phase. Amounts invoiced to clients in advance of revenue and profits being recognised are shown as payments received on account within creditors. Provisions are made for losses on projects as soon as they are identified.

Fixed asset investments

Fixed asset investments are stated at the lower of cost or their recoverable amount, which is determined as the higher of net realisable value and value in use.

Tangible and intangible fixed assets

Fixed assets are stated at original cost or, where appropriate, fair value when acquired, less accumulated depreciation. Assets under construction consist of costs directly attributable to purchasing and installing tangible fixed assets ahead of their productive use. External and internal costs are capitalised to the extent that they enhance the future economic benefits of the business. Internal costs are only capitalised if they are also incremental to the group. Provisions are made and charged to the profit and loss account where the value of assets has been impaired in relation to their value-in-use to the business. Depreciation is calculated to write off the cost less the estimated residual value of each asset on a straight-line basis over its expected useful life as follows:

Freehold land	no depreciation
Freehold buildings	33 years
Short leasehold land and buildings	period of lease
Patents, licences and other	20 years or remaining life if shorter
Goodwill	20 years or estimated useful economic life if shorter
Software and databases	5 years or remaining life if shorter
Leasehold improvements	10 years or period of lease if shorter
Equipment	3 – 10 years

No depreciation is charged on assets under construction until they are brought into use by the business.

Finance and operating leases

Assets held under finance leases and hire purchase contracts are capitalised and depreciated over their useful lives, or the term of the lease if shorter, at the rate applicable to fixed assets of a similar category owned by the group. Rentals under operating leases are charged directly to the profit and loss account on a straight line basis over the lease term.

Work-in-progress

Work-in-progress is stated at the lower of cost and net realisable value. Cost includes direct costs incurred on incomplete client projects and an appropriate element of specifically attributable overheads.

Current asset investments

Current asset investments are stated at the lower of cost and net realisable value.

Pension arrangements

The group operates a number of contributory pension plans. The majority of employees participate in defined contribution plans that are set up through insurance companies. Contributions are also made to personal pension plans at equivalent rates. Payments in respect of such current service contributions for defined contribution plans and personal pension plans are charged in the financial statements as they fall due.

The group also operates defined benefit plans which provide pensions based on final salaries and accounts for them under SSAP 24. The expected cost of pensions in respect of these plans is charged to the profit and loss account so as to spread the cost of pensions over the service lives of employees in the plans. Variations from the regular cost are spread over the expected remaining service lives of current employees in the plan. The pension cost is assessed in accordance with the advice of qualified independent actuaries.

Employee share ownership plans (see remuneration report on pages 73 to 80)

Shares in Taylor Nelson Sofres plc held by the Employee Share Ownership Plan (ESOP) and the Employee Benefit Trust (EBT) are shown as a deduction in arriving at shareholders' funds. Costs of administration are included in the profit and loss account as they accrue. Profits arising on the disposal of shares held by the EBT as a result of the exercise of options are taken to other reserves.

Bank facility arrangement fees

Bank facility arrangement fees are capitalised and charged to the profit and loss account over the life of the bank facilities.

Provisions

A provision is recognised when there is a present obligation, whether legal or constructive, as a result of a past event for which it is probable that a transfer of economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

Deferred consideration

Where acquisitions involve further payments that are deferred or contingent on levels of performance achieved in the years following acquisition, the profit and loss account is charged with notional interest to eliminate the benefit, which the group is temporarily saving. The notional interest charged is calculated by reference to the period of deferral, current interest rates and the amount of the likely payments.

Taxation

The charge for taxation is based on the profit for the year and takes into account taxation deferred because of timing differences between the treatment of certain items for taxation and accounting purposes. Tax deferred or accelerated by the effect of timing differences is accounted for to the extent that a transaction or event that has occurred at the balance sheet date gives rise to an obligation to pay more tax or a right to pay less tax in the future. Deferred tax assets are recognised to the extent that, based on available evidence, it is more likely than not that suitable taxable profits will arise from which the reversal of the asset can be deducted.

Financial instruments

The group uses derivative financial instruments to hedge exposures to fluctuations in interest rates on borrowings. Receipts and payments on such instruments are recognised on an accruals basis over the life of the instrument. The group also uses forward exchange contracts to hedge foreign currency exposures. Further details are provided in note 19.

2 *Geographic analysis*

In the opinion of the directors, the group has only one class of business, which is the provision of market information services.

	Sales by origin		Sales by destination	
Turnover – continuing activities	**2004 £m**	2003 £m	**2004 £m**	2003 £m
Europe and Middle East				
group	**615.4**	526.5	**598.0**	515.1
joint ventures	**2.4**	1.8	**2.4**	1.8
Americas				
group	**239.8**	204.8	**259.2**	216.7
joint ventures	**1.6**	2.0	**1.6**	2.0
Asia Pacific				
group	**73.4**	58.2	**71.4**	57.7
joint ventures	**12.7**	11.9	**12.7**	11.9
Total	**945.3**	805.2	**945.3**	805.2
group	**928.6**	789.5	**928.6**	789.5
joint ventures	**16.7**	15.7	**16.7**	15.7

Intra-group turnover between geographic segments is not considered material.

2 **Geographic analysis** *(continued)*

	Operating profit before goodwill charges and integration costs		Profit on ordinary activities before taxation	
	2004 £m	2003 restated £m	**2004 £m**	2003 restated £m
Europe and Middle East				
group	**62.5**	46.6	**52.5**	26.9
joint ventures	**0.5**	0.3	**0.5**	0.3
Americas				
group	**28.8**	29.0	**4.7**	17.9
joint ventures	**0.2**	0.1	**0.1**	–
Asia Pacific				
group	**7.4**	1.3	**4.5**	(0.2)
joint ventures	**2.6**	2.4	**2.1**	1.9
Total	**102.0**	79.7	**64.4**	46.8
group	**98.7**	76.9	**61.7**	44.6
joint ventures	**3.3**	2.8	**2.7**	2.2
Share of operating profit of associates			**1.3**	0.6
Net interest payable and similar charges			**(18.7)**	(15.4)
Exceptional finance charges			**(3.6)**	(0.7)
			43.4	31.3

Net assets	**2004 £m**	2003 restated £m
Europe and Middle East		
group	**44.2**	46.0
joint ventures	**0.8**	0.5
Americas		
group	**29.4**	25.9
joint ventures	**2.6**	3.1
Asia Pacific		
group	**8.6**	(2.0)
joint ventures	**13.4**	16.4
Net operating assets	**99.0**	89.9
group	**82.2**	69.9
joint ventures	**16.8**	20.0
Unallocated amounts:		
Current and deferred taxation	**(6.0)**	(4.2)
Dividends payable	**(10.6)**	(9.0)
Net assets	**82.4**	76.7

Europe and Middle East includes goodwill and external borrowings.

3 Profit on ordinary activities before taxation

	Notes	2004 £m	2003 £m
Profit on ordinary activities before taxation is stated after (charging)/crediting:			
Depreciation charge for the year:			
tangible owned fixed assets		**(22.6)**	(21.7)
tangible leased fixed assets		**(1.0)**	(0.8)
Goodwill charges for the year:			
amortisation		**(23.7)**	(16.8)
impairment	10	**(3.5)**	(6.5)
Amortisation of other intangible fixed assets		**(0.6)**	(0.5)
(Loss)/profit on disposal of fixed assets		**(0.4)**	1.2
Auditors' remuneration for:			
audit services		**(1.6)**	(1.8)
non-audit services		**(1.2)**	(1.0)
Operating lease rentals:			
plant and machinery		**(1.3)**	(1.1)
property		**(28.9)**	(27.7)
Property rents receivable		**1.9**	2.9

Auditors' remuneration for audit services includes £14,000 (2003 £14,000) in respect of the company. Non-audit fees consist of £0.8m for taxation (2003 £0.7m) and £0.4m for other services (2003 £0.3m). Non-audit fees for due diligence services capitalised in the year were £0.5m (2003 £2.0m).

Administrative costs for continuing activities were £550.5m (2003 £469.3m). This includes exceptional administrative costs of £9.8m (2003 £9.0m), which have been incurred in relation to the integration of NFO. The costs arise from the merger of businesses around the group and include staff severance costs, vacant property provisions and other charges.

4 Employee information

Average number of employees (including directors)	2004	2003
Marketing	**4,894**	4,113
Production services	**6,187**	5,608
Administration	**1,650**	1,429
	12,731	11,150

Staff costs (including directors)	£m	£m
Wages and salaries	**294.1**	257.3
Social security costs	**47.1**	42.2
Other pension costs	**9.0**	8.4
	350.2	307.9

Details of directors' remuneration are shown in the remuneration report on pages 73 to 80.

5 Net interest payable and other finance charges

	2004 £m	2003 £m
Interest receivable and similar income	**0.8**	1.2
Interest payable – bank loans and overdrafts	**(17.9)**	(15.6)
Amortisation of arrangement fees	**(1.5)**	(0.9)
Notional interest relating to deferred consideration	**(0.1)**	(0.1)
Net interest payable and similar charges	**(18.7)**	(15.4)
Exceptional finance charges	**(3.6)**	(0.7)

The exceptional finance charge in the year to 31 December 2004 represents accelerated amortisation of previously capitalised arrangement fees following the group's decision to refinance its borrowings in early 2005, replacing the acquisition-based facilities put in place at the time of the NFO acquisition (see note 28). In 2003, as a result of the NFO acquisition, the group's borrowings were also refinanced, which resulted in the write off of unamortised arrangement fees of £0.7m.

6 Taxation on profit on ordinary activities

Analysis of charge for the year	2004 £m	2003 £m
Current tax		
UK – corporation tax at 30% (2003: 30%)	**5.2**	–
– adjustments in respect of previous periods	**0.4**	(0.3)
Foreign tax – corporation taxes	**24.8**	20.2
– adjustments in respect of previous periods	**(0.2)**	(0.1)
Share of joint ventures and associates tax	**0.5**	0.4
	30.7	20.2
Double taxation relief	**(4.1)**	–
Total current tax charge for the year	**26.6**	20.2
Deferred tax		
Origination and reversal of timing differences	**(5.5)**	(2.2)
Tax on profit on ordinary activities	**21.1**	18.0

Factors affecting the tax charge for the year

The rate of current tax charge on ordinary activities varied from the standard rate of corporation tax in the UK of 30% (2003 30%) due to the following factors:

	2004 £m	2003 restated £m
Profit on ordinary activities before tax	**43.4**	31.3
Profit on ordinary activities multiplied by standard rate of corporation tax in the UK of 30% (2003: 30%)	**13.0**	9.4
Effects of:		
non deductible expense – goodwill and other	**10.9**	6.8
timing differences	**(1.5)**	0.8
utilisation of losses	**(0.1)**	–
higher rates of overseas taxation	**4.1**	1.9
unrelieved tax losses	**–**	1.7
adjustments to tax charge in respect of previous periods	**0.2**	(0.4)
Total current tax charge for the year	**26.6**	20.2

6 Taxation on profit on ordinary activities (continued)

Factors which may affect future tax charges

The group is carrying deferred tax assets of £28.5m (2003 £24.0m) relating to net operating losses and timing differences that have been offset against the group's deferred tax liability of £12.2m (2003 £12.9m). The group expects to use these losses in the foreseeable future. There are no unprovided deferred tax liabilities in the company or group. Deferred tax assets of £1.0m (2003 £2.3m) in respect of tax losses carried forward have not been recognised due to insufficient certainty over their recoverability. There are no other factors expected to affect the group's tax rate going forward.

Undiscounted net deferred tax asset	Notes	**2004 £m**	2003 £m
Capital allowances		**(1.7)**	1.4
Tax losses carried forward		**(7.2)**	(2.8)
Pension costs		**(2.1)**	(2.2)
Provision for potential capital gains tax liability		**0.7**	0.7
Income taxed in other periods		**(5.3)**	(2.9)
Property and restructuring costs		**(3.7)**	(2.9)
Other		**3.0**	(2.4)
Undiscounted net deferred tax asset		**(16.3)**	(11.1)
Undiscounted net deferred tax asset at 1 January 2004		**(11.1)**	(0.5)
Fair value adjustments arising from NFO acquisition		**1.0**	(8.1)
Exchange differences		**(0.7)**	(0.3)
Deferred tax credited to profit and loss account		**(5.5)**	(2.2)
Undiscounted net deferred tax asset at 31 December 2004	15	**(16.3)**	(11.1)

No deferred tax is recognised on unremitted earnings of overseas subsidiaries, associates and joint ventures. As the earnings are continually reinvested by the group, no tax is expected to be payable on them in the foreseeable future.

Deferred tax is measured on a non-discounted basis at the tax rates that are expected to apply in the periods in which the timing differences reverse, based on tax rates and laws substantially enacted at the balance sheet date.

7 Profit for the year

As permitted under section 230 of the Companies Act 1985, the parent company's profit and loss account has not been included in these financial statements. The retained profit after dividends for the year was £5.7m (2003 loss of £31.4m).

8 Dividends

	2004 £m	2003 £m
Interim paid of 1.1p per share (2003 0.95p)	**4.8**	4.2
Final proposed of 2.4p per share (2003 2.05p)	**10.6**	8.9
	15.4	13.1

The trustee of the ESOP (see note 22) has waived its right to all but 0.001p per share of the dividends due on the 0.7 million shares it holds at 31 December 2004, until further notice. The amount waived in respect of the 2004 interim dividend was £8,000 (2003 £17,000) and the maximum to be waived in respect of the 2004 final dividend on shares currently held by the ESOP is £16,000 (2003 £36,000). The trustees of the EBT have also waived their right to all but 0.001p per share of the dividends due on the 6.2 million shares the EBT holds at 31 December 2004, until further notice. The amount waived in respect of the 2004 interim dividend was £79,000 (2003 £62,000) and the maximum to be waived in respect of the 2004 final dividend on shares currently held by the EBT is £148,000 (2003 £106,000).

The final proposed dividend does not include a dividend on shares issued on the exercise of employee share options and allotment of new shares since 31 December 2004 or on other options, which may be exercised prior to 27 May 2005, the record date.

9 Earnings per share

Basic earnings per share have been calculated on the profit after taxation and minority interests of £20.2m (2003 £11.8m) and on 437.6 million shares (2003 413.1 million), being the weighted average number of shares in issue during the year, excluding those held in the ESOP and the EBT, which are treated as cancelled. The diluted earnings per share have been calculated in accordance with the provisions of FRS 14, with the weighted average number of shares in issue being adjusted to assume conversion of all potentially dilutive shares for the period they were outstanding. Shares held by the ESOP and the EBT, which are under performance-based options, are included in the diluted weighted average number of shares as the performance conditions are deemed to have been met for the purposes of this calculation. The diluted weighted average number of shares is 446.6 million (2003 419.0 million).

Adjusted earnings per share before goodwill charges, integration costs and exceptional finance charges have been calculated on the profit after taxation and minority interests of £55.5m (2003 £42.4m), which excludes goodwill charges of £27.8m (2003 £23.9m) and integration costs and exceptional finance charges of £7.5m net of tax (2003 £6.7m net of tax) and on the basic weighted average number of shares. The directors believe that earnings per share before goodwill charges and exceptional items assists in understanding the underlying performance of the group.

The weighted average number of ordinary shares in issue during the year for the purpose of these calculations is as follows:

	2004	2003
Weighted average number of shares (millions)		
Share capital	**445.1**	421.6
Shares held by ESOP	**(1.1)**	(1.9)
Shares held by EBT	**(6.4)**	(6.6)
Basic earnings per share denominator	**437.6**	413.1
Dilutive effect of share options	**9.0**	5.9
Dilutive earnings per share denominator	**446.6**	419.0

10 Intangible fixed assets

Group	Notes	Goodwill £m	Patents and licences £m	Other £m	Total £m
Cost					
At 1 January 2004		428.2	4.7	1.7	434.6
Additions	12	20.6	–	0.2	20.8
Reclassifications		–	0.3	(0.3)	–
Disposals		(0.5)	–	(1.0)	(1.5)
Exchange differences		(13.3)	–	–	(13.3)
At 31 December 2004		**435.0**	**5.0**	**0.6**	**440.6**
Amortisation					
At 1 January 2004		60.5	2.2	0.8	63.5
Charge for year		23.7	0.4	0.2	24.3
Impairment		3.5	–	–	3.5
Disposals		–	–	(0.9)	(0.9)
Exchange differences		(1.8)	–	–	(1.8)
At 31 December 2004		**85.9**	**2.6**	**0.1**	**88.6**
Net book value					
At 31 December 2004		**349.1**	**2.4**	**0.5**	**352.0**
At 31 December 2003		367.7	2.5	0.9	371.1

In accordance with FRS 11 'Impairment of fixed assets and goodwill', the carrying value of the goodwill held in respect of a number of the group's subsidiary undertakings has been compared with their recoverable amounts represented by their value in use to the group. The review has resulted in an impairment charge of £3.3m in respect of TNS Gallup Mexico and other impairments totalling £0.2m (2003 – impairments of £6.5m). The discount rate used in the calculations to arrive at the valuations is 10.0% (2003 9.0%). The company has no intangible fixed assets.

11 Tangible fixed assets

Group	Notes	Freehold land and buildings £m	Short leasehold land and buildings £m	Software and databases £m	Equipment £m	Assets under construction £m	Total £m
Cost							
At 1 January 2004		29.8	10.2	20.0	105.4	1.5	166.9
Additions		–	0.7	3.2	19.5	2.5	25.9
Acquisitions	12	–	–	3.3	0.5	–	3.8
Transfers		3.0	(3.0)	1.0	–	(1.0)	–
Disposals		–	(1.0)	(2.3)	(16.6)	–	(19.9)
Exchange differences		(0.5)	(0.2)	(0.5)	(1.9)	–	(3.1)
At 31 December 2004		**32.3**	**6.7**	**24.7**	**106.9**	**3.0**	**173.6**
Depreciation							
At 1 January 2004		7.9	1.0	10.3	66.7	–	85.9
Charge for year		1.1	1.0	5.2	16.3	–	23.6
Disposals		–	(0.5)	(2.0)	(14.8)	–	(17.3)
Exchange differences		(0.1)	(0.1)	(0.4)	(1.6)	–	(2.2)
At 31 December 2004		**8.9**	**1.4**	**13.1**	**66.6**	**–**	**90.0**
Net book value							
At 31 December 2004		**23.4**	**5.3**	**11.6**	**40.3**	**3.0**	**83.6**
At 31 December 2003		21.9	9.2	9.7	38.7	1.5	81.0

Freehold land and buildings includes land of £2.5m (2003 £2.5m), which is not being depreciated. The company has no tangible fixed assets.

12 Acquisitions

(i) Summary of acquisitions of businesses

Acquisition accounting has been adopted for all 2004 acquisitions. The goodwill arising on acquisitions in 2004 is being amortised over a 20 year period.

On 11 February 2004, the group acquired a 75.3% share of Area Investigación SA, the leading provider of automotive research in Spain. On 29 January and 30 September 2004 the group acquired the businesses of Impsys and Needscope respectively, and with them intellectual property rights associated with their market research software tools. In addition, the minority interest of NFO Infratest AB was acquired on 1 January 2004. Contribution from 2004 acquisitions is not material.

Details of the assets acquired are shown below.

	Book and fair value of 2004 acquisitions £m	Revisions to fair value adjustments relating to NFO* £m	**2004 Total £m**
Fixed assets			
Tangible assets	3.8	(0.5)	**3.3**
Investments in associates	–	1.8	**1.8**
	3.8	1.3	**5.1**
Current assets			
Stock – work-in-progress	0.7	(0.9)	**(0.2)**
Debtors	5.3	(3.0)	**2.3**
Cash at bank and in hand	1.5	–	**1.5**
	7.5	(3.9)	**3.6**
Total assets	11.3	(2.6)	**8.7**
Liabilities			
Creditors	(5.9)	(0.5)	**(6.4)**
Provisions including reorganisation costs	(0.1)	(4.3)	**(4.4)**
Minority interest	(1.7)	–	**(1.7)**
Fair value of net assets acquired	3.6	(7.4)	**(3.8)**
Goodwill	12.8	8.1	**20.9**
Consideration	16.4	0.7	**17.1**
Settled by:			
Cash	7.4	0.7	**8.1**
New ordinary shares	1.7	–	**1.7**
Deferred consideration – contingent	2.1	–	**2.1**
– non contingent	5.2	–	**5.2**
	16.4	0.7	**17.1**

* See Note 12ii

Non contingent deferred consideration includes £4.2m where TNS has the option to issue new shares to satisfy the liability. This is shown within shareholders' funds as shares to be issued.

Additional goodwill of £2.0m arises on adjustments to deferred consideration relating to prior year acquisitions. In addition, contingent deferred consideration previously recognised has been released during the year reducing goodwill by £2.3m (see note 10).

12 Acquisitions (continued)

(ii) Final fair value table and adjustments in 2004 relating to NFO

Following completion of the NFO fair value appraisal in 2004, fair value adjustments as set out below have been made to refine provisional valuations determined in 2003.

	Notes	Book value £m	Provisional fair value adjustments in 2003 £m	Revisions to fair value adjustments in 2004 £m	Final fair value £m
Fixed assets					
Intangible assets		131.2	(130.6)	–	0.6
Tangible assets	1	29.2	(0.1)	(0.5)	28.6
Investments in associates	2	7.9	(2.0)	1.8	7.7
		168.3	(132.7)	1.3	36.9
Current assets					
Stock – work-in-progress	3	–	43.1	(0.9)	42.2
Debtors	4	104.2	(23.6)	(3.0)	77.6
Cash at bank and in hand		10.0	–	–	10.0
		114.2	19.5	(3.9)	129.8
Total assets		282.5	(113.2)	(2.6)	166.7
Liabilities					
Creditors	5	(176.0)	69.8	(0.5)	(106.7)
Provisions including reorganisation costs	6	(13.3)	(8.1)	(4.3)	(25.7)
Share of net assets acquired		93.2	(51.5)	(7.4)	34.3
Goodwill					249.9
Consideration					284.2
Settled by:					
Cash	7				262.8
New ordinary shares					15.3
Contingent deferred consideration					6.1
					284.2

Notes on revisions to fair value adjustments in 2004

1 IT equipment has been written down by a further £0.5m to align the depreciation period with TNS accounting policies.

2 The carrying value of associates has been revised upwards by £1.8m to more accurately reflect market values.

3 Work-in-progress has been revalued downwards by £0.9m, following a review of costs assigned to jobs in progress at the acquisition date.

4 Other debtors have been revalued resulting in a reduction of £2.1m. Prepayments of £0.1m have been written off, as there were no future economic benefits arising from them after the acquisition date. Bad debt provisions of £0.2m have been released. Deferred tax assets have decreased by £1.0m as the net result of tax on revisions to fair values.

5 Accruals and tax payable have been increased by £0.1m and £0.4m respectively to reflect further liabilities identified at the acquisition date.

6 Provisions of £1.8m have been set up to provide for onerous contracts and other liabilities at the date of acquisition. Additional provisions of £2.5m have been made for vacant property lease commitments, dilapidations and above market rental commitments.

7 Additional costs of £0.7m relating to the acquisition were paid during 2004.

13 Fixed asset investments

Group	Notes	Associated undertakings £m	Other investments £m
Cost			
At 1 January 2004		7.6	1.3
Acquisitions – revisions to NFO fair values	12	1.8	–
Share of profits after dividends		0.3	–
Reclassifications		(0.1)	0.3
Disposals		(7.4)	–
Exchange differences		(0.7)	–
At 31 December 2004		**1.5**	**1.6**
Provisions			
At 1 January 2004		(0.5)	(1.0)
At 31 December 2004		**(0.5)**	**(1.0)**
Net book value			
At 31 December 2004		**1.0**	**0.6**
At 31 December 2003		7.1	0.3

Disposals relate mainly to the sale of Burke Inc., an associate in the US, for which no profit or loss arose.

Interests in joint ventures	£m
At 1 January 2004 (before goodwill amortisation)	
Net assets	8.9
Goodwill	12.5
	21.4
Share of profits retained	0.5
Exchange differences	(3.1)
At 31 December 2004 (before goodwill amortisation)	**18.8**
Goodwill amortisation	
At 1 January 2004	1.4
Charge for year	0.6
At 31 December 2004	**2.0**
Net book value at 31 December 2004	
Net assets	6.3
Goodwill	10.5
	16.8
Net book value at 31 December 2003	
Net assets	8.9
Goodwill	11.1
	20.0

13 Fixed asset investments (continued)

Company	Long term loans to subsidiary undertakings £m	Interests in subsidiary undertakings £m	Other investments £m	Total £m
Cost				
At 1 January 2004	368.1	302.1	0.1	670.3
Additions	16.9	12.8	–	29.7
Disposals	–	(2.0)	–	(2.0)
Exchange differences	(16.6)	(0.3)	–	(16.9)
At 31 December 2004	**368.4**	**312.6**	**0.1**	**681.1**
Provisions against investments				
At 1 January 2004	–	(10.6)	(0.1)	(10.7)
At 31 December 2004	**–**	**(10.6)**	**(0.1)**	**(10.7)**
Net book value				
At 31 December 2004	**368.4**	**302.0**	**–**	**670.4**
At 31 December 2003	368.1	291.5	–	659.6

In the opinion of the directors the value of the interests in the group undertakings is not less than that stated in the relevant balance sheets. Additions to interests in subsidiary undertakings relate mainly to the acquisition of Area Investigación SA, Impsys and Needscope (see note 12i).

Details of the principal investments in which the group or company holds more than 20% of the nominal value of any class of share capital, each of which is represented by ordinary shares, are set out below. Each group undertaking operates principally in its country of incorporation and has been included in the consolidated results. The principal activity of all the undertakings listed is the provision of market information. All holdings are indirectly owned unless otherwise stated.

	Country of incorporation	Ownership 2004 %	Ownership 2003 %
Subsidiary undertakings			
Area Investigación SA	Spain	**75**	–
CF Group Inc.	Canada	**100**	100
CMR	US	**100**	100
EMNID GmbH & Co Kg	Germany	**100**	100
Gallup A/S	Denmark	**100**	100
Louis Harris France SA	France	**100**	100
Migliara Kaplan Associates Inc.	US	**100**	100
NIPO BV	Netherlands	**100**	100
NFO BPS	US	**100**	100
NFO Infratest AB	Sweden	**100**	100
NFO Infratest GmbH & Co	Germany	**100**	100
NFO Research Inc.	US	**100**	100
Norske Gallup Institutt A/S	Norway	**100**	100
Secodip SA	France	**100**	100
Sofres AM SA	Spain	**100**	100
Taylor Nelson Sofres Australia Pty Ltd	Australia	**100**	100
TNS Infratest SpA	Italy	**100**	100
TNS UK Ltd (directly owned)	UK	**100**	100
Taylor Nelson Sofres Intersearch Corp	US	**100**	100
Taylor Nelson Sofres SA	France	**100**	100
Taylor Nelson Sofres SA	Spain	**100**	100
Taylor Nelson Sofres Suomi Oy (MDC Group)	Finland	**100**	100

13 Fixed asset investments (continued)

	Country of incorporation	Ownership 2004 %	2003 %
Joint ventures			
CVSC Sofres Media Co Ltd	China	**68**	68
CVSC TNS Research Co Ltd	China	**46**	46
Finnpanel	Finland	**50**	50
Latinpanel	South America	**33**	33
Taylor Nelson Sofres NRC	Japan	**55**	55
TNS ICAP	Greece	**51**	51
Associated companies			
GIE Audiepub	France	**33**	33
Marktest	Portugal	**40**	40
Telecontact International	Netherlands	**49**	49

14 Stock – work-in-progress

	Group		Company	
	2004 £m	2003 restated £m	**2004 £m**	2003 £m
Work-in-progress	**75.0**	76.3	**–**	–

As at 31 December 2003, £11.8m has been reclassified from trade debtors (£5.1m) and accruals and deferred income (£6.7m) for consistency with 2004 disclosures.

15 Debtors

	Group		Company	
	2004 £m	2003 restated £m	**2004 £m**	2003 £m
Trade debtors	**202.5**	191.5	**–**	–
Amounts owed by joint ventures	**3.7**	0.9	**–**	–
Amounts owed by associated undertakings	**0.9**	0.9	**–**	–
Dividends receivable from subsidiary undertakings	**–**	–	**8.2**	–
Net deferred tax asset	**16.3**	11.1	**–**	–
Other debtors	**15.6**	14.7	**1.0**	–
Prepayments and accrued income	**26.6**	40.8	**–**	–
	265.6	259.9	**9.2**	–

As at 31 December 2003, £5.1m of trade debtors have been reclassified to work-in-progress for consistency with 2004 disclosures.

Further analysis of the group's deferred tax balances is provided in note 6. Deferred tax assets of £19.3m (2003 £16.0m) are recoverable after more than one year.

16 Current asset investments

	Group		Company	
	2004 £m	2003 £m	**2004 £m**	2003 £m
Current asset investments	**0.7**	0.9	**–**	–

All investments are unlisted and represent 100% of the issued transferable convertible redeemable cumulative preference share capital of MRM Marketing Ltd, a UK company that carries out direct marketing.

17 Creditors

	Group		Company	
Amounts falling due within one year	**2004 £m**	2003 restated £m	**2004 £m**	2003 £m
Bank loans and overdrafts	**3.2**	107.0	**–**	105.0
Payments received on account	**114.3**	125.4	**–**	–
Trade creditors	**37.2**	32.2	**–**	–
Amounts owed to joint ventures	**1.2**	1.4	**–**	–
Amounts owed to associated undertakings	**0.4**	0.2	**–**	–
Corporation tax	**22.3**	15.3	**–**	–
Other taxation and social security	**39.0**	34.0	**0.1**	0.1
Other creditors	**13.9**	9.1	**0.4**	0.2
Obligations under finance leases	**0.6**	0.4	**–**	–
Accruals and deferred income	**100.2**	99.1	**3.1**	4.0
Dividends payable	**10.6**	9.0	**10.6**	9.0
	342.9	433.1	**14.2**	118.3

As at 31 December 2003, £6.7m of accruals and deferred income have been reclassified to work-in-progress for consistency with 2004 disclosures.

	Group		Company	
Amounts falling due after more than one year	**2004 £m**	2003 £m	**2004 £m**	2003 £m
Amounts owed to subsidiary undertakings	**–**	–	**148.6**	91.1
Bank loans	**388.7**	291.9	**388.2**	290.9
Obligations under finance leases	**–**	0.6	**–**	–
Other creditors	**2.9**	1.8	**–**	–
	391.6	294.3	**536.8**	382.0

Bank loans in the company include gross borrowings of $330.9m (£172.7m), €269.0m (£190.3m), and £25.2m that have been secured by guarantees issued by certain of the group's subsidiary undertakings including Taylor Nelson Sofres BV, which also has its shares pledged as security. Bank loans and overdrafts are stated net of arrangement fees of £nil (2003 £4.9m).

Interest on the secured committed bank facility of £460m (2003 £490m) is payable at the rate of 1.50% above LIBOR. In addition, the company has uncommitted facilities of £52m (2003 £53m) upon which interest is payable at between 0.50% and 1.00% above LIBOR.

17 Creditors (continued)

Bank loans are repayable as follows	Group 2004 £m	Group 2003 £m	Company 2004 £m	Company 2003 £m
Between one and two years	**118.3**	19.2	**118.2**	18.8
Between two and five years	**270.3**	272.5	**270.0**	272.1
Over five years	**0.1**	0.2	**–**	–
	388.7	291.9	**388.2**	290.9

There are no finance lease obligations payable after more than one year (2003 £0.6m payable between one and two years).

18 Provisions for liabilities and charges

	Contingent deferred consideration £m	Pensions and other post employment benefits £m	Vacant property and onerous leases £m	Panel Incentives £m	Other £m	Total £m
As at 1 January 2004	9.5	12.4	3.9	6.2	12.7	44.7
Created	4.1	3.8	–	4.4	0.9	13.2
Fair value revisions	–	–	4.6	–	(0.3)	4.3
Released	(2.3)	(1.7)	–	–	(3.1)	(7.1)
Utilised	(6.6)	(2.7)	(4.0)	(3.5)	(1.0)	(17.8)
Reclassifications	–	1.9	2.6	0.9	(5.4)	–
Notional Interest	0.1	–	–	–	–	0.1
Exchange differences	(0.4)	(0.2)	(0.5)	(0.2)	(0.3)	(1.6)
As at 31 December 2004	**4.4**	**13.5**	**6.6**	**7.8**	**3.5**	**35.8**

Provisions for contingent deferred consideration have been discounted where the effect is material, using discount rates comparable with bank lending rates available to the group. Deferred consideration represents amounts that the group is contractually bound to pay in the future for acquisitions. The amounts are determined by future results of the acquired businesses. The provisions are determined with reference to the latest information available and are expected to be paid within one to three years of the balance sheet date. Deferred consideration of £5.5m ($10m) relating to the acquisition of NFO, which was provided at 31 December 2003, was paid during the year.

Pension provisions are calculated from actuarial valuations of defined benefit plans or retirement benefit plans across the group. The provisions will be satisfied over the current service lives of employees. Post employment benefit provisions are calculated from actuarial valuations of post retirement benefit plans across the group and will be satisfied over the lives of the members. The total pensions and other post employment benefits provision of £13.5m at 31 December 2004 (2003 £12.4m) consists of £8.7m (2003 £7.8m) of pension provisions, £2.3m (2003 £1.8m) of post retirement benefits and £2.5m (2003 £2.8m) of statutory severance provisions payable when staff leave in certain territories.

Restructuring provisions of £3.9m have been reclassified to other provisions as at 1 January 2004.

Vacant property and onerous lease provisions represent the net rental cost to the group of empty leasehold properties and the net rent in excess of market rents for properties acquired with NFO up to the end of the relevant lease periods. The provisions are expected to be utilised by 2013.

Panel incentives represent amounts payable to panellists after their participation in panels research. Amounts are estimated based on the value of incentives earned and are expected to be satisfied within one to two years.

Other provisions consist of liabilities arising as a result of ongoing litigation or claims and other amounts that are not individually material to the group. The amounts are expected to be paid within one to five years.

No provisions are held by the company as at 31 December 2004. During the year, £5.5m in relation to deferred consideration was utilised.

19 *Financial instruments*

TNS operates a central treasury function providing services to the group. It arranges loans and funding, invests surplus liquidity and manages financial risk. Group Treasury is not a profit centre and no speculative trades are permitted or executed. It operates within specific policies, agreed by the board, to control and monitor financial risk within the group and reports regularly to the board against these policy requirements. Monthly reports to the board summarise new Treasury activity and measures of effectiveness. Prudent and controlled use is made of financial instruments where appropriate, principally to reduce fluctuation in interest costs. Forward exchange contracts and options are used to reduce fluctuation in exchange rates. Transactions are effected with relationship banks as counter parties.

For the purposes of the disclosures, which follow in this note, short term debtors and creditors and provisions, which arise directly from the group's operations, have been excluded as permitted under FRS 13. The disclosures therefore focus on those financial instruments that play a significant medium to long term role in the financial risk profile of the group. An analysis of the carrying value of all financial assets and liabilities is given in the fair value table on page 51.

Currency risk

The group's principal exposures to exchange rate fluctuations arise on the translation of overseas net assets and profits into sterling for accounting purposes. The principal foreign currencies for the group are euro and US dollar. The group's transactional foreign exchange exposure results mainly from sales and purchases of services between members of the group and is hedged by matching cash flows through a netting process. Any minor residual exposures are covered on a short term basis by spot or forward exchange contracts. These are revalued at the closing exchange rate with the net unrealised gains and losses being matched to the underlying transactions being hedged.

Translation exposures arising on consolidation of the group's overseas net assets are minimised by broadly matching assets with borrowings in each major foreign currency. This provides a hedge against currency fluctuations by matching currency loans with the underlying assets in the same currency. The net movement in exchange reserves after the effect of hedging is a loss of £6.6m after taxation (2003 loss of £19.4m).

Interest rate risk

The group has an exposure to variations in interest rates on its borrowings and manages these by fixing debt through drawings of loans for extended periods and the use of interest rate hedging products such as swaps and forward rate agreements. Group Treasury policy requires between 25% and 75% of borrowings to be maintained at fixed rates. At the year end, gross debt was £392.5m (2003 £399.9m) of which £207.0m (53%) (2003 £230.5m (58%)) was at fixed rate. Net debt at 31 December 2004 was £335.1m (2003 £367.7 m).

The group uses derivative financial instruments to hedge exposures to fluctuations in interest rates on borrowings. Receipts and payments on such instruments are recognised on an accruals basis, over the life of the instrument.

A 1% rise in interest rates would affect the overall interest charge as follows: Sterling, £0.1m increase (2003 no change); USD, £0.2m increase (2003 £0.4m increase); euro, £0.5m increase (2003 £0.6m increase).

Liquidity risk

The group maintains a balance between certainty of funding and a flexible, cost effective structure. Policy therefore dictates at least 20% capacity based on current debt profile be maintained. At 31 December 2004, £460m (2003 £490m) of committed facilities and £52m (2003 £53m) of uncommitted facilities were available to the group.

19 Financial instruments (continued)

Currency and interest rate disclosure of financial assets and liabilities

The various interest rate and currency exposures of the group's financial liabilities after taking account of interest and currency swaps at 31 December were

				Average years to maturity	
2004	Total £m	Floating rate £m	Fixed rate £m	Floating rate £m	Fixed rate £m
Sterling	27.7	1.7	26.0	1.0	2.9
Euro	192.5	127.3	65.2	2.8	2.8
US dollar	183.8	56.6	127.2	2.8	3.0
Other	0.3	–	0.3	–	1.2
	404.3	**185.6**	**218.7**	**2.8**	**2.9**

				Average years to maturity	
2003	Total £m	Floating rate £m	Fixed rate £m	Floating rate £m	Fixed rate £m
Sterling	20.8	0.2	20.6	3.1	3.1
Euro	196.8	95.2	101.6	3.1	3.1
US dollar	195.0	73.6	121.4	3.1	3.2
Other	0.7	0.4	0.3	2.0	1.3
	413.3	169.4	243.9	3.1	3.1

Floating rate financial liabilities bear interest at rates based on LIBOR or PIBOR. Fixed rate financial liabilities relate to the hedged proportion of borrowings, deferred consideration and vacant property and onerous lease provisions (notes 17 and 18).

The weighted average interest rate for fixed rate financial liabilities is sterling 6.42% (2003 7.31%), euro 3.87% (2003 5.21%) and US dollar 3.67% (2003 3.75%).

The currency and interest rate exposures of financial assets at 31 December were

	2004 £m	2003 £m
Sterling	**25.2**	7.7
Euro	**11.0**	11.1
US dollar	**8.9**	6.7
Other	**12.3**	6.7
	57.4	32.2

Financial assets represents cash which attracts interest at floating rates based on LIBOR. The group also holds £0.7m (2003 £0.9m) of transferable convertible redeemable cumulative preference shares, which accrue interest based on LIBOR (note 16).

19 Financial instruments (continued)

The maturity profile of the book value of the group's financial liabilities is

	Total financial liabilities[1]		Gross borrowings[2]		Net borrowings[3]	
	2004 £m	2003 £m	**2004 £m**	2003 £m	**2004 £m**	2003 £m
Within one year	**6.5**	115.1	**3.8**	107.4	**(53.6)**	75.2
Between one and two years	**120.1**	21.2	**118.3**	19.8	**118.3**	19.8
Between two and five years	**275.0**	275.1	**270.3**	272.5	**270.3**	272.5
Over five years	**2.7**	1.9	**0.1**	0.2	**0.1**	0.2
	404.3	413.3	**392.5**	399.9	**335.1**	367.7

1 Bank loans net of arrangement fees, obligations under finance leases, vacant property and onerous lease provisions, and deferred consideration

2 Bank loans net of arrangement fees and obligations under finance leases

3 Gross borrowings less cash

The maturity profile of the group's committed but undrawn borrowing facilities at 31 December was

	2004 £m	2003 £m
Within one year	**40.0**	23.4
One to two years	**31.8**	20.0
Two to five years	–	45.7
	71.8	89.1

Analysis of net monetary assets and liabilities by reference to principal functional currencies

The table below shows the extent to which group companies have monetary assets and liabilities in currencies other than their local currency. Foreign exchange differences on retranslation of these assets and liabilities are taken to the profit and loss account.

	2004				2003			
	Euro £m	US dollar £m	Other £m	**Total £m**	Euro £m	US dollar £m	Other £m	Total £m
Functional currency of group operations								
Sterling	2.9	0.6	0.1	**3.6**	2.3	3.1	–	5.4
Euro	–	0.2	–	**0.2**	–	0.6	0.2	0.8
US dollar	(0.3)	–	–	**(0.3)**	(0.2)	–	0.2	–
Other	1.5	0.1	–	**1.6**	0.1	(0.1)	–	–
	4.1	0.9	0.1	**5.1**	2.2	3.6	0.4	6.2

19 Financial instruments (continued)

Fair value of financial assets and liabilities

The table below comprises book value and fair value of the group's financial assets and liabilities at 31 December. Fair value is based on the market price of comparable instruments at the balance sheet date.

	2004		2003	
	Book value £m	**Fair value £m**	Book value £m	Fair value £m
Overdrafts, borrowings and finance leases	**(392.5)**	**(392.5)**	(399.9)	(399.9)
Deferred consideration, vacant property and onerous lease provisions	**(11.8)**	**(11.8)**	(13.4)	(13.4)
Cash and liquid funds	**57.4**	**57.4**	32.2	32.2
	(346.9)	**(346.9)**	(381.1)	(381.1)
Derivative instruments held to manage currency exposure on future interest payments	**–**	**(0.2)**	–	(0.2)
Derivative instruments held to manage interest rate exposure	**–**	**(1.3)**	–	(3.1)

Hedging gains and losses

At 1 January 2004, there were unrecognised losses on interest rate hedges of £3.1m. During 2004 £2.6m of losses (2003 £3.7m losses) were recognised in the interest charge. The increase in fair value losses relating to existing and new hedges during the year was £0.8m (2003 decrease of £1.5m). At 31 December 2004, there were unrecognised losses on interest rate hedges of £1.8m (2003 £3.1m), of which £1.2m is expected to be recognised in 2005 income and £0.6m in 2006 or later. Offsetting these were unrecognised gains on interest rate hedges of £0.5m (2003 nil) of which £0.3m is expected to be recognised in 2005 income and £0.2m in 2006 or later. There were no deferred gains or losses at 31 December 2004 (2003 nil).

Gains and losses on financial assets and liabilities for which hedge accounting has been used

The group matches currency assets to funding loans in the same or closely related currency. Under SSAP 20, any residue is passed to reserves. In 2004, this totalled a loss of £8.6m (2004 loss of £19.4). £10.3m of net exchange gains on foreign currency loans (2003 £9.5m) have been offset in reserves against exchange losses on the net investment in overseas subsidiaries of £18.9m (2003 £28.9m).

20 Pensions and similar obligations

The group operates a number of pension and post retirement benefit plans for its employees throughout the world, as well as complying with local laws and regulations relating to the payment of retirement benefits. The assets of all funded pension plans are held separately from those of the group. Total provisions in respect of the group's pension and post retirement benefit plans are shown in note 18.

UK

The pension plans in the UK are primarily defined contribution plans and the group's contribution to such plans ranges from 4% to 8% of salary, rising with the age of employees. There are two defined benefit plans, which are closed to new members and future accruals. The plans were valued by independent qualified actuaries in 2003 and 2004 using the projected unit method. The market value of assets of these plans was £3.7m, which represented 112% of the benefits that have accrued to members. The principal assumptions were discount rates of 5.0% and 6.0% and that salary increases would be 4.0% and 3.0% per annum respectively. Pensions increases were assumed to be nil. The cost in the year for defined contribution plans was £2.7m (2003 £1.9m) and for defined benefit plans was £nil (2003 £nil). At the year end, there were £0.2m (2003 £nil) of outstanding contributions in relation to the defined contribution plans in the UK.

20 Pensions and similar obligations (continued)

France

Companies in France participate in state compulsory arrangements. Regulations in France require that a lump sum be paid to employees on retirement, based on their final salary and the number of years' service. During 2004 the regulations and benefits were changed and the state retirement age increased from 60 to 65. The impact of the changes is being spread over the service life of employees. The provisions required to meet these amounts were assessed by independent qualified actuaries in 2004 and provision has been made for the £2.1m (2003 £2.1m) liability identified. Movements in the liability are charged or credited to the profit and loss account in the year they are identified and the cost in the year was £0.5m (2003 £0.2m).

US

There are defined contribution pension plans in operation in the US, where the group undertakes to pay a contribution based on amounts paid by employees up to a maximum. Costs are charged to the profit and loss account in the period they are incurred. The group also operates three defined benefit plans including the NFOR plan, which was acquired with the NFO acquisition. The NFOR plan was valued in 2004 by independent qualified actuaries using the projected unit method. Principal assumptions used were a discount rate of 5.75% and salary increases of 3.50% per annum. Pensions increases were assumed to be nil. The market value of assets of this plan was £6.7m which represented 58% of the accrued benefits. During the year, the benefits were frozen and no future benefits will accrue to members reducing future obligations significantly. The CMR plan was valued by independent qualified actuaries in 2003 using the unit credit method. The market value of assets of this plan was £1.2m, which represented 175% of the accrued benefits. The cost in the year for defined contribution plans was £0.2m (2003 £0.2m) and for defined benefit plans was £1.0m (2003 £0.5m). Provision has been made for £4.6m (2003 £6.3m) in total for US defined benefit plans. At the year end, there were £0.1m (2003 £0.1m) of outstanding contributions in relation to the defined contibution plans in the US.

There are also unfunded post retirement healthcare and life assurance plans, which were acquired with NFO. Liabilities have been calculated by independent qualified actuaries in 2004 using actuarial valuations. Principal assumptions used were a discount rate of 5.75% and salary increases of 3.50% per year. During the year eligibility conditions were changed to reduce the number of employees benefiting from the plans. In addition, prescription drug benefits will no longer be payable and a Medicare subsidy will be received from 2006, all of which will reduce the cost in future years. The cost in the year was £0.2m (2003 £0.1m). Assumed healthcare inflation rates are 9% at 31 December 2004 grading down to 5% in 2009 and thereafter. At the year end, the provision for post retirement healthcare and life assurance plans was £2.0m (2003 £1.8m).

Netherlands

The group operates a defined benefit plan in the Netherlands. This plan is insured, although indexation increases to pensions in payment remain the responsibility of the company. Provision for these indexation increases is made based on actuarial assessments made by independent qualified actuaries in 2004 using the projected unit method. The principal assumptions used were a discount rate of 5.15% and that salary increases would be 4.0% per annum. Pension increases were assumed to be 2.0%. There is also an early retirement plan whereby employees in the scheme can retire early and receive payments before the usual retirement age. Both plans were amended in 2004 to reduce the benefit obligation in the future. The provision required to meet these liabilities was assessed by independent actuaries in 2004 and £0.7m (2003 £0.9m) was provided at the year end. The cost of these plans in the year was £1.2m (2003 £1.3m).

Other countries

Where there are local requirements to provide lump sum payments at the time employees retire, provision has been made for the liabilities identified based on local actuarial assessments. The cost in the year for these plans and other small pensions and post retirement benefit plans was £1.2m (2003 £0.5m) and provisions have been made for liabilities of £4.1m (2003 £3.1m).

20 Pensions and similar obligations (continued)

FRS 17 disclosures

On 30 November 2000, the Accounting Standards Board introduced a new standard, FRS 17 Retirement Benefits, replacing SSAP 24 Accounting for Pension Costs. FRS 17 is fully effective for periods beginning on or after 1 January 2005, although disclosures are required in the transitional period. The fourth year of disclosures is set out below.

The following assumptions have been used to arrive at the FRS 17 valuations for the principal plans:

2004	**UK %**	**France %**	**US %**	**Netherlands %**
Rate of increase in salaries	**4.50**	**2.50**	**3.50**	**3.00**
Rate of increase for pensions in payment and deferred pensions	**–**	**–**	**–**	**2.00**
Discount rate	**5.25**	**4.90**	**5.75**	**4.90**
Inflation assumption	**3.00**	**2.00**	**2.75**	**2.00**
Long term expected rate of return on equities	**8.00**	**n/a**	**8.50**	**7.50**
Long term expected rate of return on bonds and cash	**5.00**	**4.75**	**5.50**	**4.75**

2003	UK %	France %	US %	Netherlands %
Rate of increase in salaries	4.50	2.70	3.50	3.00
Rate of increase for pensions in payment and deferred pensions	–	–	–	2.00
Discount rate	5.40	4.90	6.25	5.20
Inflation assumption	3.00	1.70	2.80	2.00
Long term expected rate of return on equities	6.25	n/a	9.00	7.50
Long term expected rate of return on bonds and cash	5.25	5.25	6.00	5.25

2002	UK %	France %	US %	Netherlands %
Rate of increase in salaries	3.90	2.50	3.30	1.50
Rate of increase for pensions in payment and deferred pensions	–	–	–	1.50
Discount rate	5.50	5.40	6.20	5.40
Inflation assumption	2.40	1.50	2.30	1.50
Long term expected rate of return on equities	6.25	n/a	6.25	6.25
Long term expected rate of return on bonds and cash	5.25	5.25	5.25	5.25

The valuation of scheme liabilities have been updated to 31 December 2004 by independent qualified actuaries from the full actuarial valuation detailed above by country. Contributions for 2005 are expected to remain at the same level as 2004.

20 Pensions and similar obligations (continued)

The assets and liabilities of the pension and benefit plans at 31 December 2004, 31 December 2003 and December 2002 are as shown below:

2004	**UK £m**	**France £m**	**US £m**	**Netherlands £m**	**Other £m**	**Total £m**
Equities	**0.3**	**–**	**5.4**	**1.4**	**–**	**7.1**
Bonds, cash and other	**2.9**	**0.4**	**2.5**	**16.3**	**1.3**	**23.4**
Market value of assets	**3.2**	**0.4**	**7.9**	**17.7**	**1.3**	**30.5**
Value of liabilities	**(2.6)**	**(3.1)**	**(12.4)**	**(18.7)**	**(4.2)**	**(41.0)**
Surplus/(deficit)	**0.6**	**(2.7)**	**(4.5)**	**(1.0)**	**(2.9)**	**(10.5)**
Surplus restriction	**(1.0)**	**–**	**–**	**–**	**–**	**(1.0)**
Deficit	**(0.4)**	**(2.7)**	**(4.5)**	**(1.0)**	**(2.9)**	**(11.5)**
Related deferred tax	**0.1**	**–**	**1.4**	**–**	**–**	**1.5**
	(0.3)	**(2.7)**	**(3.1)**	**(1.0)**	**(2.9)**	**(10.0)**
Funding level	**123%**	**13%**	**64%**	**95%**	**31%**	**74%**
Provisions carried under SSAP 24						**(9.7)**
Decrease in net assets under FRS 17						**(0.3)**

2003	UK[1] £m	France[2] £m	US £m	Netherlands[3] £m	Other £m	Total £m
Equities	0.3	–	4.7	1.2	–	6.2
Bonds and cash	2.9	0.4	2.2	14.3	1.0	20.8
Market value of assets	3.2	0.4	6.9	15.5	1.0	27.0
Value of liabilities	(2.7)	(2.5)	(13.6)	(16.7)	(4.0)	(39.5)
Surplus/(deficit)	0.5	(2.1)	(6.7)	(1.2)	(3.0)	(12.5)
Surplus restriction	(1.0)	–	–	–	–	(1.0)
Deficit	(0.5)	(2.1)	(6.7)	(1.2)	(3.0)	(13.5)
Related deferred tax	0.2	–	2.2	–	–	2.4
	(0.3)	(2.1)	(4.5)	(1.2)	(3.0)	(11.1)
Funding level	119%	16%	51%	93%	25%	68%
Restated provisions carried under SSAP 24[3]						(10.8)
Decrease in net assets under FRS 17						(0.3)

20 Pensions and similar obligations (continued)

2002	UK[1] £m	France[2] £m	US £m	Netherlands[3] £m	Other £m	Total £m
Equities	0.2	–	0.6	2.3	–	3.1
Bonds and cash	3.0	0.3	0.3	11.0	–	14.6
Market value of assets	3.2	0.3	0.9	13.3	–	17.7
Value of liabilities	(2.9)	(2.0)	(0.9)	(10.9)	(1.0)	(17.7)
Surplus/(deficit)	0.3	(1.7)	–	2.4	(1.0)	–
Surplus restriction	(0.7)	–	–	–	–	(0.7)
Surplus/(deficit)	(0.4)	(1.7)	–	2.4	(1.0)	(0.7)
Related deferred tax	0.1	–	–	(0.2)	–	(0.1)
	(0.3)	(1.7)	–	2.2	(1.0)	(0.8)
Funding level	110%	15%	100%	122%	0%	100%
Restated provisions carried under SSAP 24[3]						(3.6)
Increase in net assets under FRS 17						2.8

The following amounts would be recorded in operating profit under FRS 17.

2004	**UK £m**	**France £m**	**US £m**	**Netherlands £m**	**Other £m**	**Total £m**
Current service cost	**–**	**(0.2)**	**(1.1)**	**(0.5)**	**(0.8)**	**(2.6)**
Curtailments	**–**	**–**	**4.0**	**0.1**	**–**	**4.1**
	–	**(0.2)**	**2.9**	**(0.4)**	**(0.8)**	**1.5**
Other finance income						
Interest on liabilities	**(0.1)**	**(0.1)**	**(0.9)**	**(0.8)**	**(0.1)**	**(2.0)**
Expected return on assets	**0.1**	**–**	**0.6**	**0.7**	**0.1**	**1.5**
	–	**(0.1)**	**(0.3)**	**(0.1)**	**–**	**(0.5)**

2003	UK £m	France £m	US £m	Netherlands[3] £m	Other £m	Total £m
Current service cost	–	(0.1)	(0.5)	(0.3)	(0.5)	(1.4)
Other finance income						
Interest on liabilities	(0.1)	(0.1)	(0.4)	(0.6)	–	(1.2)
Expected return on assets	0.1	–	0.2	0.7	–	1.0
	–	(0.1)	(0.2)	0.1	–	(0.2)

Under FRS 17, the group's deficit on its profit and loss reserve would increase from £78.1m to £78.4m (2003 increase from £73.8m to £74.1m). This would decrease the group's net assets from £82.4m to £82.1m (2003 decrease from £76.7m to £76.4m).

20 Pensions and similar obligations (continued)

The movement in the FRS 17 valuations from 31 December 2002 to 31 December 2004 would be reflected as follows if they were recorded in the group accounts:

	UK		France		US		Netherlands		Other		Total	
2004	**£m**	**%***	**£m**	**%***	**£m**	**%***	**£m**	**%***	**£m**	**%***	**£m**	**%***
Statement of total recognised gains and losses (STRGL)												
Actual less expected return on assets	**–**	**–**	**–**	**–**	**(0.1)**	**(1)**	**0.1**	**1**	**–**	**–**	**–**	**–**
Change of assumptions	**(0.2)**	**(8)**	**–**	**–**	**(2.0)**	**(16)**	**(0.7)**	**(4)**	**–**	**–**	**(2.9)**	**(7)**
Experience gain/(loss) on scheme liabilities	**0.2**	**8**	**–**	**–**	**(0.5)**	**(4)**	**–**	**–**	**(0.2)**	**(5)**	**(0.5)**	**(1)**
	–		**–**		**(2.6)**		**(0.6)**		**(0.2)**		**(3.4)**	
Movement in FRS 17 provision												
Previous surplus/(deficit)	**(0.5)**		**(2.1)**		**(6.7)**		**(1.2)**		**(3.0)**		**(13.5)**	
Contributions	**0.1**		**–**		**1.8**		**1.3**		**1.0**		**4.2**	
Service cost and curtailments	**–**		**(0.2)**		**2.9**		**(0.4)**		**(0.8)**		**1.5**	
Past service cost (unvested)	**–**		**(0.3)**		**–**		**–**		**–**		**(0.3)**	
Other finance income	**–**		**(0.1)**		**(0.3)**		**(0.1)**		**–**		**(0.5)**	
STRGL	**–**		**–**		**(2.6)**		**(0.6)**		**(0.2)**		**(3.4)**	
Exchange differences	**–**		**–**		**0.4**		**–**		**0.1**		**0.5**	
Current surplus/(deficit)	**(0.4)**		**(2.7)**		**(4.5)**		**(1.0)**		**(2.9)**		**(11.5)**	

	UK[1]		France[2]		US		Netherlands[3]		Other		Total	
2003	£m	%*	£m	%*	£m	%*	£m	%*	£m	%*	£m	%*
Statement of total recognised gains and losses (STRGL)												
Actual less expected return on assets	0.2	6	–	–	0.4	6	0.2	1	–	–	0.8	3
Change of assumptions	(0.1)	(4)	(0.2)	(8)	–	–	(4.0)	(24)	–	–	(4.3)	(11)
Experience gain/(loss) on scheme liabilities	0.1	4	(0.1)	(4)	0.9	7	–	–	–	–	0.9	2
	0.2		(0.3)		1.3		(3.8)		–		(2.6)	
Changes in recognisable surplus of plans with a surplus restriction	(0.3)		–		–		–		–		(0.3)	
Total recognisable actuarial gains and losses	(0.1)		(0.3)		1.3		(3.8)		–		(2.9)	
Movement in FRS 17 provision												
Previous surplus/(deficit)	(0.4)		(1.7)		–		2.4		(1.0)		(0.7)	
Acquired with NFO	–		–		(8.6)		–		(1.5)		(10.1)	
Contributions	–		0.1		1.3		0.4		–		1.8	
Service cost	–		(0.1)		(0.5)		(0.3)		(0.5)		(1.4)	
Other finance income	–		(0.1)		(0.2)		0.1		–		(0.2)	
STRGL	(0.1)		(0.3)		1.3		(3.8)		–		(2.9)	
Current surplus/(deficit)	(0.5)		(2.1)		(6.7)		(1.2)		(3.0)		(13.5)	

20 Pensions and similar obligations (continued)

2002	UK[1] £m	UK[1] %*	France[2] £m	France[2] %*	US £m	US %*	Netherlands[3] £m	Netherlands[3] %*	Other £m	Other %*	Total £m	Total %*
Statement of total recognised gains and losses (STRGL)												
Actual less expected return on assets	(1.2)	(38)	–	–	(0.4)	(44)	–	–	–	–	(1.6)	(9)
Change of assumptions	(0.3)	(10)	(0.1)	(5)	(0.2)	(22)	(1.2)	(11)	–	–	(1.8)	(10)
Experience gain/(loss) on scheme liabilities	0.1	3	0.5	25	–	–	1.5	14	–	–	2.1	12
	(1.4)		0.4		(0.6)		0.3		–		(1.3)	

1 2002 and 2003 comparatives have been restated to restrict a surplus that is not considered recoverable over the relevant employee service lives

2 2002 and 2003 comparatives have been restated to separately show assets previously netted off liabilities

3 2002 and 2003 comparatives have been restated to include an early retirement plan previously excluded from these disclosures

* The percentage for actual less expected return on assets is expressed as a percentage of the market value of assets. The percentages for change of assumptions and gain/(loss) on scheme liabilities are expressed as a percentage of the value of liabilities.

21 Share capital

	2004 Number of shares	2003 Number of shares	**2004 £000**	2003 £000
Authorised				
Ordinary shares of 5p each	**510,000,000**	510,000,000	**25,500**	25,500
Allotted, called up and fully paid				
At 1 January	**443,391,547**	391,152,393	**22,170**	19,558
Acquisitions	**766,865**	11,688,218	**38**	584
Financing of acquisition of NFO – placement	**-**	39,100,000	**-**	1,955
Share options exercised during year				
Executive Share Plans	**995,093**	973,486	**50**	49
Savings Related Share Plans	**383,022**	472,297	**19**	24
WESP	**760,110**	5,153	**38**	–
At 31 December	**446,296,637**	443,391,547	**22,315**	22,170

The company issued 435,202 shares during 2004 as part consideration in the purchase of intellectual rights over Impsys, a market research software tool, and a further 331,663 shares to purchase the minority interest in NFO Infratest AB, a subsidiary company in Sweden. Since 31 December 2004, a further 902,003 shares were issued to satisfy £2.1m of deferred consideration in relation to the purchase of Area Investigación, a subsidiary company in Spain.

During 2004, 995,093 shares were issued to employees following the exercise of options under the Executive Share Option Scheme for a total consideration of £1,078,900. Since 31 December 2004, a further 65,000 shares have been issued to employees on the exercise of options granted under the plan. During 2004, 383,022 shares were issued to employees following the exercise of options under the Savings Related Share Option Plan for a total consideration of £389,800. Since 31 December 2004, a further 2,500 shares have been issued to employees on the exercise of options granted under the plan. During 2004, 760,110 shares were issued to employees following the exercise of options under the WESP for a total consideration of £747,900. Since 31 December 2004, a further 29,123 shares have been issued to employees on the exercise of options granted under the plan.

22 Options and rights in shares of the company

At 31 December 2004, options had been granted and were still outstanding in respect of the company's shares under the company share option plans. Details of the plans are set out in the remuneration report. The exercise of options under the Executive Share Option Scheme, the Savings Related Share Option Plan and the WESP may require the issue of new shares. The long-term incentive plans and equity participation plan use shares held by the ESOP and EBT trusts.

At 31 December 2004, the ESOP trust held 0.7 million ordinary 5p shares in the company (2003 1.8m). Of those, 0.5m have had options granted over them under the long term incentive plan. At 31 December 2004, the EBT held 6.2m ordinary 5p shares in the company (2003 5.3m). Of those, 1.9m have had rights granted over them under the long-term incentive plan and a further 1.4m under other plans. Shares over which options have not yet been granted had a market value at 31 December 2004 of £7.0m.

In accordance with UITF 38, shares held through the ESOP trust are shown as a deduction in arriving at shareholders' funds, which have thereby been reduced by £8.5m (2003 £5.2m). Profits arising on the disposal of shares following the exercise of share options relating to the EBT are taken to other reserves.

Year of grant	Exercise price pence	Exercise period	**2004 Number of shares**	2003 Number of shares
Long Term Incentive Plans				
1997	12.125	2000-2004	**-**	33,000
1998	12.125	2001-2005	**72,726**	163,634
1998	95.000	2001-2005	**1,022,729**	1,406,821
1998	75.000	2001-2005	**35,000**	365,000
1999	75.000	2002-2006	**325,000**	450,000
2002	75.000	2005-2009	**295,275**	295,275
2002	-	2004-2009	**116,000**	116,000
2004	75.000	2007-2011	**50,000**	-
2004	-	2009-2011	**180,000**	-
2004	75.000	2007-2011	**50,000**	-
			2,146,730	2,829,730
Executive Share Option Plans				
1996	47.48	1999-2006	**7,152**	25,031
1997	47.48	2002-2007	**41,810**	91,322
1998	86.25	2001-2008	**173,000**	610,750
1999	136.75	2002-2009	**685,004**	1,107,604
1999	185.00	2002-2009	**40,000**	40,000
2000	237.50	2003-2010	**1,367,000**	1,414,000
2001	218.00	2004-2011	**1,530,000**	1,630,000
2001	203.50	2004-2008	**430,000**	430,000
2002	232.50	2005-2009	**894,701**	984,701
2002	195.00	2005-2009	**1,587,500**	1,647,500
2002	184.00	2005-2009	**1,048,500**	1,078,500
2002	184.00	2005-2012	**166,500**	181,500
2002	141.00	2005-2009	**260,000**	260,000
2003	102.00	2006-2013	**193,944**	196,854
2003	102.00	2006-2010	**3,869,204**	4,006,146
2003	213.00	2006-2013	**112,672**	98,588
2003	213.00	2006-2010	**4,119,170**	4,253,254
2004	199.50	2007-2011	**81,324**	-
2004	199.50	2007-2014	**1,300,507**	-
2004	223.75	2007-2014	**239,369**	-
2004	223.75	2007-2011	**5,003,131**	-
			23,150,488	18,055,750

22 Options and rights in shares of the company (continued)

Year of grant	Exercise price pence	Exercise period	2004 Number of shares	2003 Number of shares
Savings Related Share Option Plan				
1997	38.17	2004	–	129,723
1998	87.00	2003	–	14,827
1998	87.00	2005	**90,182**	110,621
1999	135.00	2005	**18,650**	272,800
1999	135.00	2006	**47,901**	52,800
			156,733	580,771
Worldwide Employee Sharesave Plan				
1999	91.50	2004-2005	**39,511**	704,899
1999	129.50	2004-2005	–	80,739
1999	145.00	2005	**14,274**	29,736
2000	249.50	2003-2004	–	62,626
2000	200.00	2005-2006	**229,860**	267,014
2000	200.00	2007-2008	**37,112**	37,479
2000	235.56	2005-2006	**40,776**	44,892
2001	213.50	2004-2005	**43,624**	72,677
2001	171.00	2006-2007	**225,160**	259,970
2001	171.00	2008-2009	**25,264**	27,413
2001	218.40	2006-2007	**14,782**	18,049
2001	213.50	2006-2007	**3,654**	4,244
2001	160.00	2004-2005	**14,725**	21,081
2001	128.00	2006-2007	**37,291**	55,921
2002	228.00	2005	**79,008**	103,449
2002	183.00	2007	**250,560**	319,458
2002	194.00	2007	**1,658**	2,013
2002	228.00	2007	**1,960**	1,960
2002	224.00	2007	**5,261**	5,623
2002	183.00	2009	**17,753**	18,538
2002	131.00	2005-2006	**8,308**	9,714
2002	105.00	2007-2008	**55,480**	30,690
2003	114.00	2006-2007	**636,875**	728,479
2003	91.00	2008-2009	**2,005,912**	2,233,262
2003	120.00	2007-2008	**2,006**	2,006
2003	96.00	2008-2009	**37,944**	37,944
2003	91.00	2010-2011	**187,708**	202,921
2004	204.00	2007-2008	**110,748**	–
2004	164.00	2009-2010	**782,764**	–
2004	188.00	2008-2009	**18,405**	–
2004	164.00	2011-2012	**78,161**	–
			5,006,544	5,382,797

Under the Employee Stock Purchase Plan in the US, employees deposit a fixed monthly amount from their salary with a savings institute. At the end of twelve months, they have the opportunity for a further three months to use these funds to buy shares in the group. The quantity of shares depends on the price, which is set retrospectively at the lower of 85% of the market value of shares on the first day of the offering period and 85% of the market value on the date they are purchased. The first period commenced in July 2004 and at the balance sheet date £68,000 had been deposited by members of the plan.

Equity Participation Plan				
2003	–	2006-2013	**132,030**	132,030
2003	–	2006-2013	**25,751**	25,751
2004	–	2007-2014	**208,778**	–
			366,559	157,781

During 2004, 1,271,426 options lapsed. In accordance with UITF 17 (revised), the company has elected to apply the exemption for approved SAYE plans and equivalent overseas plans to the Savings Related Share Option Scheme and the WESP.

23 Share premium account and reserves

Group	Notes	Share premium account £m	Other reserves £m	Merger reserve £m	Profit and loss account £m
At 1 January 2004 as previously stated		120.0	1.4	–	(68.6)
Prior year adjustment – UITF 38	1	–	–	–	(5.2)
At 1 January 2004 as restated		120.0	1.4	–	(73.8)
Arising on issue of shares		3.8	–	–	–
Purchase of own shares held in trust		–	–	–	(4.1)
Consideration received for own shares on exercise of options	22	–	0.1	–	0.8
UITF 17 (revised) charge		–	–	–	0.8
Retained profit for the year		–	–	–	4.8
Exchange differences		–	–	–	(6.6)
At 31 December 2004		**123.8**	**1.5**	**–**	**(78.1)**

Goodwill arising on consolidation prior to 1 January 1998 of £144.7m has been eliminated against reserves.

Company	Notes	Share premium account £m	Other reserves £m	Merger reserve £m	Profit and loss account £m
At 1 January 2004 as previously stated		120.0	1.0	1.6	15.8
Prior year adjustment – UITF 38	1	–	–	–	(5.2)
At 1 January 2004 as restated		120.0	1.0	1.6	10.6
Arising on issue of shares		3.8	–	–	–
Purchase of own shares held in trust		–	–	–	(4.1)
Consideration received for own shares on exercise of options	22	–	0.1	–	0.8
UITF 17 (revised) charge		–	–	–	0.8
Retained profit for the year		–	–	–	5.7
Exchange differences		–	–	–	(5.4)
At 31 December 2004		**123.8**	**1.1**	**1.6**	**8.4**

The merger reserve in the company arises on the issue of shares as consideration for acquisitions and has been offset against the profit and loss reserve on consolidation.

24 Related party transactions

Transactions with associated undertakings	2004 £m	2003 £m
Turnover	**0.3**	0.5
Purchases	**(9.3)**	(0.2)
Amounts owed to associated undertakings at 31 December	**(0.4)**	(0.2)
Amounts owed by associated undertakings at 31 December	**0.9**	0.9

Transactions with joint ventures		
Turnover	**2.9**	1.8
Purchases	**(2.6)**	(1.0)
Amounts owed to joint ventures at 31 December	**(1.2)**	(1.4)
Amounts owed by joint ventures at 31 December	**3.7**	0.9

25 Consolidated statement of cash flow

Reconciliation of operating profit to net cash inflow from operating activities	2004 Total £m	2003 restated Total £m
Operating profit	**61.7**	44.6
Amortisation and impairment of intangible fixed assets	**27.8**	23.8
Depreciation of tangible fixed assets	**23.6**	22.5
Loss/(profit) on sale of fixed assets	**0.4**	(1.2)
UITF 17 (revised) charge	**0.8**	1.1
Decrease in stock – work-in-progress	**2.3**	8.5
(Increase) in debtors	**(3.2)**	(16.5)
Increase in creditors	**0.7**	20.0
(Decrease)/increase in provisions	**(6.9)**	2.1
Net cash inflow from continuing operating activities	**107.2**	104.9

Operating cash flows from continuing activities include an outflow of £11.5m (2003 £5.5m) relating to integration costs of £9.8m (2003 £9.0m).

Reconciliation of net cash flow to movement in net debt	2004 £m
Increase in cash in the year	**25.1**
Cash outflow from decrease in debt	**1.6**
Change in net debt resulting from cash flows	**26.7**
Translation difference	**10.8**
Non-cash movement	**(4.9)**
Movement in net debt in the year	**32.6**
Net debt at 1 January 2004	**(367.7)**
Net debt at 31 December 2004	**(335.1)**

Analysis of net debt	At 1 Jan 2004 £m	Cash flow £m	Exchange movement £m	Acquisitions £m	Non-cash movements £m	At 31 Dec 2004 £m
Cash at bank and in hand	32.2	23.6	0.1	1.5	–	**57.4**
Loans repayable within one year	(107.0)	16.6	2.2	–	85.0	**(3.2)**
Loans repayable after more than one year	(291.9)	(15.4)	8.5	–	(89.9)	**(388.7)**
Obligations under finance leases	(1.0)	0.4	–	–	–	**(0.6)**
	(367.7)	25.2	10.8	1.5	(4.9)	**(335.1)**

The net non-cash movement represents the amortisation of arrangement fees of £4.9m and the renegotiation of borrowing facilities.

Analysis of the net cash outflow in respect of the purchase of subsidiary undertakings and businesses	2004 £m
Cash consideration	
prior year acquisitions	**(7.3)**
2004 acquisitions	**(7.4)**
	(14.7)
NFO acquisition – receipt of recoverable amount	**2.2**
	(12.5)
Net cash acquired	**1.5**
Net cash outflow in respect of the purchase of subsidiary undertakings and businesses	**(11.0)**

26 Financial commitments

Capital commitments	Group 2004 £m	Group 2003 £m	Company 2004 £m	Company 2003 £m
Contracted but not provided for	–	–	–	–

Annual lease commitments	2004 Property £m	2004 Equipment £m	2003 Property £m	2003 Equipment £m
Operating leases which expire:				
within one year	**2.7**	**1.2**	2.7	1.8
in two to five years	**8.8**	**1.8**	10.9	2.8
over five years	**8.3**	**1.4**	7.9	–
	19.8	**4.4**	21.5	4.6

27 Guarantees and contingencies

The company and certain subsidiary undertakings have jointly and severally guaranteed bank loans and credit facilities of the group. The maximum liabilities that could arise under these arrangements are £460.0m (2003 £490.0m). At 31 December 2004, amounts outstanding were £388.2m (2003 £400.9m). The shares of Taylor Nelson Sofres BV, a subsidiary undertaking, have been pledged as security in relation to these arrangements.

Sofres SA has provided guarantees in the form of a letter of intent in relation to loans taken out to purchase properties in France. At 31 December 2004, the total loans outstanding were £0.4m (2003 £0.4m), of which £nil (2003 £nil) was secured over relevant properties. A number of group companies have provided guarantees relating to rental commitments and commercial contracts in the normal course of business. At 31 December 2004, the total amounts guaranteed were £4.9m (2003 £3.8m).

The group has commitments relating to put and call options for acquisitions. The potential amounts payable are estimated to be £6.0m (2003 £2.7m) and are expected to become payable between one and five years.

Various group companies are parties to legal actions and claims of £5.0m (2003 £4.4m), the most significant of which are associated with employment-related matters. Although there is uncertainty regarding the final outcome of these claims, the directors believe that adequate provision has been made for anticipated liabilities. The group is also involved in various other legal proceedings arising out of the normal course of business. The directors believe that the outcome of these proceedings is uncertain but is unlikely to have a material effect on the group's financial position.

28 Post balance sheet event

On 3 March 2005, the group refinanced its bank facilities, replacing the acquisition-based facilities put in place at the time of the NFO acquisition. A syndicate of ten banks has provided new revolving credit facilities of £500 million.

On 7 March 2005, the group also announced the acquisition of Interscience Informaçao e Technologia Aplicada Ltda., a well-established Brazilian custom research business.

Independent auditors' report
to the members of Taylor Nelson Sofres plc

We have audited the financial statements on pages 28 to 62 and the disclosures required by Part 3 of Schedule 7A to the Companies Act 1985 contained in the directors' remuneration report ('the auditable part').

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the annual report and the financial statements in accordance with applicable United Kingdom law and accounting standards are set out in the statement of directors' responsibilities. The directors are also responsible for preparing the directors' remuneration report.

Our responsibility is to audit the financial statements and the auditable part of the directors' remuneration report in accordance with relevant legal and regulatory requirements and United Kingdom Auditing Standards issued by the Auditing Practices Board. This report, including the opinion, has been prepared for and only for the company's members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the auditable part of the directors' remuneration report have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the directors' report is not consistent with the financial statements, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions is not disclosed.

We read the other information contained in the annual report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. The other information comprises the financial highlights, pages 1 to 27 and 64 to 84.

We review whether the corporate governance statement reflects the company's compliance with the nine provisions of the 2003 FRC Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the company's or group's corporate governance procedures or its risk and control procedures.

Basis of audit opinion

We conducted our audit in accordance with auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the auditable part of the directors' remuneration report. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the auditable part of the directors' remuneration report are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion:

- the financial statements give a true and fair view of the state of affairs of the company and the group at 31 December 2004 and the profit and cash flows of the group for the year then ended;
- the financial statements have been properly prepared in accordance with the Companies Act 1985; and
- those parts of the directors' remuneration report required by Part 3 of Schedule 7A to the Companies Act 1985 have been properly prepared in accordance with the Companies Act 1985.



PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
London
7 March 2005

Board of directors

Tony Cowling
Chairman
Age 69. A founder member of Taylor Nelson in 1965, he became Managing Director in 1970. He led the company as Chief Executive through its mergers with AGB in 1989 and Sofres in 1997, to create one of the world's leading market information groups. He moved into his present role in 2001 and, since that date, the merger with NFO WorldGroup, Inc. has created the world's second largest market information group.

Mike Kirkham
Chief Executive
Age 58. Joined AGB Research in 1970 and was appointed to the Taylor Nelson AGB board in 1992. He has extensive international experience, having had responsibility for a number of the group's activities in Europe, North America and Asia. In 1999, he was appointed Head of the sector executive committee, responsible for growing international specialist sector activities. Became Chief Executive in June 2001.

David Lowden
Chief Operating Officer
Age 47. Joined the group as Finance Director in 1999 and became Chief Operating Officer, with responsibility for the group's regional operations, in October 2003. He previously worked for a number of international companies, including ACNielsen and Federal Express Corporation.

Andy Boland
Finance Director
Age 35. Joined the group and was appointed to the board in January 2004. Prior to that he held a number of senior finance positions at WPP Group plc and Cordiant Communications Group plc.

Alice Perkins CB
Age 55. Joined the board in March 2005. She is Director General of the Corporate Development Group in the Cabinet Office. She previously held a number of senior Civil Service positions in the Departments of Health and Social Security, as well as at HM Treasury. From 1997-2001 she was a non-executive director of The Littlewoods Organisation plc.

Rob Rowley
Senior Independent Director
Age 55. Joined the board in September 2002. From 1990 to 2001 he was on the board of Reuters plc, serving as Finance Director from 1990 to 2000 and then as Chief Executive of Reuterspace. He is currently Executive Deputy Chairman of Cable and Wireless plc and a non-executive director of Prudential plc and Liberty International PLC.

Rémy Sautter
Age 59. Joined the board in November 2002. He is Chairman of Channel 5 and RTL Radio. He is also a non-executive director of PartnerRe Ltd., a NYSE-listed global reinsurance company and two media companies listed in France: M6-Métropole Télévision SA and Pages Jaunes SA.

Dr Sharon Studer
Chair of the remuneration committee
Age 53. Joined the board in November 2003. She sits on the Oxford University Audit Committee, and serves on the QMW University of London Advisory Council for Public Policy. Previously she was responsible for KPMG's Information, Communications and Electronics consulting practice, was Vice President of Control Data's worldwide Marketing and ran 3Com's home/office international networking business.

Board committees

Audit committee
Neil Cross[1] (Chairman)
Rob Rowley
Sharon Studer

Remuneration committee
Sharon Studer[2] (Chair)
Stephan Buck
Neil Cross
Rob Rowley
Rémy Sautter

Nomination committee
Stephan Buck[1]
Rob Rowley
Rémy Sautter
Tony Cowling
Mike Kirkham

[1] Dr Cross and Dr Buck will retire from the board at the AGM on 11 May 2005

[2] Dr Studer was appointed Chair of the remuneration committee with effect from January 2005.

Ian Portal
Company Secretary









1 Tony Cowling
2 Mike Kirkham
3 David Lowden
4 Andy Boland

5 Rob Rowley
6 Sharon Studer
7 Rémy Sautter
8 Alice Perkins









Directors' report

The directors of Taylor Nelson Sofres plc submit their annual report for the year ended 31 December 2004.

Principal activities of the group, review of the year and post balance sheet events

A description of the principal activities of the group, together with reviews of the trading results and developments for the year and future developments are contained in the Chairman's statement, the Chief Executive's statement and the Finance Director's review on pages 20 to 27 as well as the front section of the report.

Post balance sheet events are described in note 28 to the financial statements.

Share capital

Details of movements in the company's issued share capital during 2004 are shown in note 21 to the financial statements.

Dividends

The directors recommend a final dividend for 2004 of 2.4p per share, payable on 6 July 2005 to shareholders on the register at the close of business on 27 May 2005. The total dividend for the year, including the interim dividend of 1.1p per share paid in 2004, amounts to 3.5p per share (2003 3.0p).

Directors

The directors of the company who held office during the year are as shown on page 69. Stephan Buck and Neil Cross will retire from the board at the 2005 Annual General Meeting (AGM). Rémy Sautter, Rob Rowley and David Lowden will each retire by rotation at the AGM and will offer themselves for re-election. Alice Perkins joined the board as a non-executive director on 2 March 2005 and in accordance with the articles of association, the board is recommending her election at the AGM. A further non-executive director is in the process of being recruited.

Details of directors' interests and, in relation to the executive directors only, awards under the share option and long-term incentive plans are given in the remuneration report on pages 73 to 80. There were no changes in the directors' registered interests in the shares of the company during the period from 31 December 2004 to 7 March 2005. No director had any material interest at any time during the year in any transaction of significance in relation to the group's business.

Substantial shareholdings

As at 1 March 2005, the company had been notified of the following substantial interests (3 per cent or more) in its ordinary share capital:

Shareholder	Holding	%
Threadneedle Asset Management (inclusive of assets managed by Threadneedle Asset Management of which 5.88% is held by Zurich Financial Services and its group)	45,741,956	10.23
Capital Group Companies (a holding company for several subsidiary companies engaged in investment management business)	30,639,999	6.85
Fidelity Investments	30,073,193	6.72
Scottish Widows Investment	18,093,060	4.05
Legal & General Group	15,345,657	3.43

Note The above list includes all institutions who have disclosed notifiable positions over the last year. There are additional institutions with aggregate, non-disclosable holdings of above 3%.

Creditor payment policy

The group's policy is to agree the terms and conditions of transactions with all suppliers in advance and to comply with them, subject to satisfactory performance by the supplier. Taylor Nelson Sofres plc has no trade creditors. The equivalent of 43 days worth of purchases were due to trade creditors of the group at the year-end.

Corporate social responsibility (CSR)

The group recognises that it has responsibilities towards its clients, employees, shareholders and suppliers, as well as the communities in which it operates. During the year, the group formed a CSR steering committee and it has been agreed that the group will focus on its impact on the environment and the communities in which it operates.

Supporting our communities

The group operates from over 270 offices in 70 countries around the world and each office exists within a local community. The group will support local initiatives that make a positive contribution to society. These include encouraging employees to do voluntary community work during normal working hours, promoting volunteering initiatives for individuals and teams and adopting a local charity. In particular, it will support the promotion of volunteering activities as a contribution to employee motivation, job satisfaction and team building.

Charitable donations of £96,067 were made by the group in 2004 (2003 £16,193). The group made no political donations in 2004 (2003 £nil).

In response to the Tsunami Disaster of December 2004, the group is making a donation of $250,000 to UNICEF. The company proposes to support a longer-term project in association with UNICEF and will provide its employees with an opportunity to contribute directly either through donation or fund-raising.

Local offices around the world contribute to their local communities. For example among many initiatives in the US, employees have donated their survey hosting expertise to a non-profit voting awareness organisation and have raised money for the Food Bank and Salvation Army to help families in need celebrate Thanksgiving. In the UK, the group works in partnership with the Charities Aid Foundation to facilitate charitable donations under the 'Give As You Earn' scheme. The scheme allows donations to be made in a tax efficient manner to organisations with charitable status within the UK. Initiatives from within the business included the commercial board of Worldpanel UK volunteering to transform an unused piece of rough land into a landscaped garden and relaxation area at a local school.

Protecting the environment

The group formalised its environmental policy statement in December 2004, which is published on its website. The group is included in the FTSE4Good Index and has been assigned a 'low impact' weighting for environmental impact.

The group considers the minimisation of environmental impact from its business operations to be a prime objective of its CSR activities. During 2004, it commissioned an environmental review to monitor and audit the throughput and consumption of energy, water, paper and IT resources throughout the UK. Recommendations from the study, which is due for completion in 2005, will outline ways in which TNS can increase energy efficiency and improve waste management practices. The results will enable the group to set an environmental benchmark and assist environmental progress across its business operations. Further initiatives made during the year included the installation of environmentally friendly engineering plants and boilers in the UK.

Health and safety

The group aims to provide and maintain a safe environment for all employees, customers and visitors to its premises and to comply with relevant health and safety regulation.

Employee involvement

Full and open communication with employees is a priority for the group. Internal communications are designed to ensure that employees are well informed about the group's strategy and performance, as well as of developments at a group-wide and local level. The Intranet system is available to the majority of employees around the world supported by print communications. Local employee forums and work councils exist in a number of EU countries and the European Works Council discusses cross-border issues.

The group proposes in 2005 to undertake an employee commitment study across the group. The study will use the TRI*M stakeholder management system. The main focus of the study is to understand how to strengthen employee commitment and it will help the group to improve its knowledge and understanding about employees' interests and attitudes towards the company.

Wherever possible, vacancies that arise are advertised internally. Consideration is given to all applications for employment regardless of gender, race, ethnic origin, disability, age, sexual orientation, religious or political beliefs. The group is supportive of the employment and advancement of disabled persons or employees who become disabled during their employment.

The group encourages employee participation in its future through share ownership. During 2004, 1,034,244 ordinary shares were allocated to the Worldwide Employee Sharesave Plan, 6,754,331 share options were awarded under the Executive Share Option Plan, 280,000 share options were awarded under the Long-Term Incentive Plan and 208,778 shares were awarded under the Equity Participation Plan. During the year, the group employed an average of 12,731 people worldwide.

Authority to buy-in shares

Under article 51 of its articles of association the company is empowered to purchase its own shares. The directors consider that the power to make purchases in the market of the company's own shares should be maintained and the necessary special resolution will be proposed at the AGM. This power was not exercised during 2004.

Annual general meeting
The 2005 AGM will be held on 11 May 2005 at 11.30 am at Taylor Nelson Sofres plc, TNS House, Westgate, London W5 1UA. The notice convening the AGM is contained in a separate circular sent to shareholders with this report.

Auditors
A resolution to reappoint PricewaterhouseCoopers LLP as auditors to the company will be proposed at the AGM.

Statement of directors' responsibilities
Company law requires the directors to prepare financial statements for each financial year that give a true and fair view of the state of affairs of the company and the group and of the profit or loss of the group for that period. In preparing those financial statements the directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are reasonable and prudent;
- state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements;
- prepare the financial statements on a going concern basis unless it is inappropriate to presume the group will continue in business.

The directors confirm that they complied with the above requirements in preparing the financial statements.

The directors are also responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the company and the group and to enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the company and the group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Going concern
The financial statements, which appear in this report, have been prepared on a going concern basis. After making appropriate enquiries, the directors have a reasonable expectation that the group has adequate resources to continue in operational existence for the foreseeable future.

International Financial Reporting Standards (IFRS)
The adoption of IFRS will be first reflected in the interim report for the six months to 30 June 2005. The expected impact of this change is discussed in the Finance Director's review on pages 24 to 27 and analysed on pages 81 to 83.

By order of the board

Ian Portal
Company Secretary
7 March 2005

Corporate governance

Part one – application of Combined Code principles

The board practises good corporate governance and supports the principles of the Combined Code on Corporate Governance, issued by the Financial Services Authority in July 2003 (the Combined Code).

The company has applied the principles of the Combined Code as follows:

The board

In 2004, the board comprised the Chairman, Chief Executive, Chief Operating Officer and Finance Director, as well as five independent non-executive directors. Alice Perkins joined the board as a non-executive director in March 2005. The non-executive directors, with their broad range of experience, bring an important independent perspective to board decision making.

Tony Cowling chairs the board and Mike Kirkham is Chief Executive. The board has agreed their respective roles and responsibilities, to ensure they are clearly defined and that there are appropriate checks and balances in place. Rob Rowley acts as the senior independent director.

Biographical information on the board directors is given on page 64.

The board is accountable to shareholders for the group's business operations and affairs. It participates in the establishment of the group's strategy and oversees its implementation. The board is responsible for monitoring the group's financial and operational performance and appropriate risk management. In addition, it ensures that appropriate corporate governance procedures are in place to protect the interests of shareholders and other stakeholders.

The Chairman meets regularly with the non-executive directors to consider their views. They constructively challenge and help develop proposals on strategy at board meetings and an annual strategy meeting, attended by all board members.

There is a formal schedule of matters specifically reserved for decision by the board that includes, inter alia, the approval of long-term objectives and commercial strategy, financial statements, major changes to the group's corporate structure, major acquisitions and disposals, dividend payments, expenditure authority levels and treasury and risk management procedures. The following table identifies the number of board and committee meetings held during 2004 and the attendance record of individual directors.

	Board meetings		Committee meetings		
	Regular	Ad hoc	Audit	Nomination	Remuneration
Number of meetings in year	8	1	5	4	7
Executive directors					
Andy Boland[1]	8	n/a	–	–	–
Tony Cowling	8	1	–	4	–
Mike Kirkham	8	1	–	4	–
William Lipner[2]	1	1	–	–	–
David Lowden	8	1	–	–	–
Non-executive directors					
Stephan Buck	8	1	–	4	7
Neil Cross	8	1	5	–	7
Rob Rowley	7	1	5	4	7
Rémy Sautter	6	1	–	3	5
Sharon Studer	8	1	5	4	–

1 appointed 12 January 2004
2 resigned 12 May 2004
– indicates not a member of that committee

Independent non-executive directors

The board has determined that all of its non-executive directors are independent. Stephan Buck has been a member of the board for more than nine years and has received fees for consultancy services provided to the company. These factors do not conform to the criteria given in the Combined Code to assist boards in determining whether a director is independent. As allowed by the Code, however, the board has determined that, in its opinion, Stephan Buck is independent. The board believes that he is independent both in opinion and judgement and that he demonstrates this at board meetings, where he actively scrutinises the company's performance. Stephan Buck along with Neil Cross, who himself has served as a board member for nearly nine years, will be retiring from the board at the 2005 AGM.

The terms and conditions of appointment for each of the non-executive directors are highlighted in the remuneration report.

Information and professional development

The group has an induction process for newly appointed directors to meet key personnel and, on request, major shareholders. On an on-going basis, regular presentations and site visits are given to board members to keep them up-to-date with the group's activities. During the year, some directors attended tailored training programmes, specific to their individual needs and such programmes are available to all board members. The board is also regularly briefed on matters affecting the group's activities, such as significant industry developments, as well as changes to the legal and regulatory environment in which the group operates. Reporting is designed to ensure that management submits to board members all information relevant to board decisions, in a timely manner prior to each board meeting. There is an agreed procedure whereby all board members may obtain independent professional advice in the furtherance of their duties. Such advice was not sought by any director during 2004. All directors have access to the services of the Company Secretary.

Performance evaluation

The annual board and committee evaluations have been carried out for 2004. The directors' evaluations took the form of questionnaires and interviews conducted by the Chairman. The results were collated, analysed and fed back to board members. The Chairman's review was led by the senior independent director with the non-executive directors.

This was followed up by a review of board and committee performances involving all board directors, which was also conducted by questionnaire. The results were reviewed by board members following which a short set of action plans, to improve board performance, was agreed for the coming year.

Retirement by rotation

In accordance with the company's articles of association, executive directors retire by rotation and submit themselves for re-election every three years and non-executive directors every two years.

Insurance

The company has purchased and maintains appropriate directors' and officers' insurance in respect of legal action against its directors.

Board committees

The board has three committees to assist in fulfiling its duties: an audit committee, a nomination committee and a remuneration committee. Terms of reference for each of these committees are reviewed annually by the board. They are posted on the group's website and hard copies are available on request from the Company Secretary.

Audit committee

The audit committee consists of three independent non-executive directors, one of whom has recent and relevant financial experience and is chaired by Neil Cross. Its primary responsibilities include monitoring internal control and risk management systems, approving the group's accounting policies, reviewing the interim and annual financial statements before their submission to the board and keeping under review the scope and costs of audit, as well as the nature and extent of non-audit services provided by the auditors.

During the year, the committee reviewed internal business and internal control reports, together with external audit reports. The external auditor attended all audit committee meetings and met separately with the committee's chairman.

The committee has adopted a formal policy for the supply of non-audit services provided by its external auditors. Its aim is to ensure that the independence and objectivity of the auditors is not compromised whilst, at the same time, allowing the company to benefit from their expertise where it is needed. The policy provides that proposals for all non-audit work carried out by the company's external auditors, incurring fees of over £50,000, require the approval of the audit committee. All such proposals need to be accompanied by a written note to the committee, specifying why the work would not compromise the external auditors' independence and objectivity and stating why the external auditors are being recommended for the work. In addition, the policy provides that all other non-audit work carried out for the group by the company's external auditors, which incurs fees of less than £50,000, be reported to the board on a regular basis. A summary of the fees for non-audit work during 2004 is given on page 36.

The committee is entitled to take independent professional advice and has full independent powers of investigation and access to information. No such advice was required in 2004.

Nomination committee

The nomination committee consists of three independent non-executive directors, as well as the Chairman and Chief Executive and is chaired by Stephan Buck. Its role is to review regularly the composition of the board, consider succession planning and nominate to the board, for approval, candidates to fill board vacancies.

Under the board appointment process, led by the nomination committee, it agrees a job specification that takes account of skills analysis of the existing board members. Specialised external consultancies are asked to tender for the business. The chosen consultancy provides a list of potential candidates, from which the committee agrees a short list. Interviews are held by members of the committee and the successful candidate is recommended for board approval. This process was followed for the appointments of both Andy Boland and Alice Perkins.

Remuneration committee

The composition and responsibilities of the remuneration committee, together with an explanation of how it applies the principles of the Combined Code in setting director remuneration, are included in the remuneration report on pages 73 to 80.

Financial controls and reporting

The group operates a comprehensive system for financial reporting to the board, based on an annual budget and regular forecasts. Financial performance is reported and appraised regularly and the operational management team identifies any new business matters, key risks facing the operating units and recent acquisitions in its reports. The board approves budgetary expenditure in line with the group's corporate strategy.

Internal control

The board is responsible for ensuring the group has an appropriate system of internal controls. Day-to-day management of those controls is delegated to senior management of the relevant operating units. Each year, all operations perform an assessment of the effectiveness of the internal controls in place in their business, through an internal control questionnaire and report their findings to the group. The group has a business review department which reviews financial, operational, and compliance controls in a number of key businesses. Recommendations are reported to senior management and, ultimately, to the audit committee and board.
In 2004, the business review department, which is the company's internal audit function, performed reviews at 11 companies and monitored the implementation of recommendations previously made.

By these mechanisms the board has conducted a review of the effectiveness of the group's system of internal controls for the year ended 31 December 2004. The group's system of internal controls is designed to manage, rather than eliminate, the risk of failure to achieve business objectives and can only provide reasonable and not absolute assurance against material misstatement or loss.

In 2004, the key business, financial, operational and compliance risks facing the group were reviewed and prioritised.
The procedures in place to detect risks were addressed and the results were reported to the board.

The board believes that there are appropriate on-going procedures for identifying and evaluating any significant risks faced by the group. These procedures have been in place for the financial year covered by this report and up to the date the annual report and accounts were approved. The procedures comply with the Internal Control Guidance for directors on the Combined Code.

Code of conduct

In 2004, the company took steps to embed further the code of conduct within the organisation. The code provides guidance and assistance on how employees should conduct business throughout the group, including how to manage relationships with the company's stakeholders. An ethics help-line allows employees to report suspected breaches of the code of conduct to the Company Secretary who reports directly to the Chairman.

Dialogue with institutional shareholders

The group has in place a structured programme of communications with shareholders. Executive directors and the Head of Investor Relations meet regularly with existing and prospective institutional investors in the UK, Continental Europe and North America, to provide background information regarding the group and to improve their understanding of the company's business and strategy.
In accordance with the requirements of the Listing Rules of the UK Listing Authority, price-sensitive information is released to both institutional and private shareholders at the same time. Group results are announced twice a year and the presentations made to analysts are webcast on the group's website, www.tns-global.com, on the day of announcement.

In addition, both the Chairman and the senior independent director communicate with the company's brokers, to keep abreast of institutional shareholders' attitudes to the company. The Chairman and senior independent director offer annually to meet with major shareholders to review with them the performance and governance of the group. All non-executive directors are offered the opportunity to attend meetings with major shareholders. Directors are also kept informed of shareholders' views via brokers' briefings and surveys of shareholders' opinion. The annual general meeting provides an opportunity for all shareholders to meet with and question the directors.

During 2004, nine Regulatory News Service announcements were released, informing the market of acquisitions, financial results and board changes. These announcements, together with current and back issues of annual and interim reports and other items of interest to shareholders, are available on the group's website.

Pension funds

The group operates a number of pension plans and post-retirement benefit plans for its employees throughout the world. The pensions consist of defined benefit plans and defined contribution plans.

Assets of the pension funds established for the benefit of the group's employees are held separately from those of the group. In the UK these are held under trust by Taylor Nelson Sofres Trustees Limited, the board of which comprises both employee representatives and group board members, in accordance with the requirements of the Pensions Act 1995. In the Netherlands, these are held by Stichting NIPO Pension funds. In the US, the group operates a number of section 401K plans with independent providers, as well as the CMR LLC Union Pension Plan, the assets of which are held under trust by Wells Fargo Bank Minnesota, N.A, together with defined benefit plans sponsored by TNS CMR. TNS NFO operates a defined benefit plan, the NFO WorldGroup, Inc. Pension Plan, the assets of which are held under trust by KeyBank. Details of pension commitments are given on pages 51 to 57.

Annual general meeting

The notice of the annual general meeting and related papers are sent to shareholders at least 20 working days before the meeting. All results of proxy votes are read out, made available for review during the meeting and recorded in the minutes of the meeting. The Chairman, executive directors and chairs of the audit, nomination and remuneration committees all attend the annual general meeting and are available to answer questions from shareholders.

Part two – compliance with Combined Code

During 2004, the group complied with all the provisions of the Combined Code except to the extent that the notice period in the service contact of Mike Kirkham, the Chief Executive, was two years. As explained in the remuneration report, with effect from 1 January 2005 this has been reduced to one year.

By order of the board



Ian Portal
Company Secretary
7 March 2005

Remuneration report

The remuneration committee comprises five of the non-executive directors as detailed on page 64 and throughout 2004 was chaired by Rob Rowley. All members of the remuneration committee, in both 2004 and 2005, are considered by the board to be independent in corporate governance terms (see the corporate governance report for information on Stephan Buck). Mike Petch, Group Human Resources Director and Jane Drysdale, Group Compensation and Benefits Director provide support to and information for the remuneration committee.

The remuneration committee's role is to advise the board on overall remuneration policy and, on its behalf, to determine the remuneration packages of the executive directors and senior executives. The committee's responsibilities are to ensure that:

- in determining salary, its policy and practices support business strategy by being competitive and cost-effective;
- the structure and level of total remuneration are broadly consistent with the principles of corporate governance as contained within the Combined Code;
- the interests of executive directors and senior executives are aligned with those of shareholders, through the establishment of appropriate short and long-term incentives;
- performance targets applicable to variable remuneration are agreed;
- comments are solicited from principal shareholders regarding the company's remuneration principles;
- the determination of remuneration packages follows formal and transparent procedures, and that due regard is given to any relevant legal requirements, the provisions and recommendations of the Combined Code and the UK Listing Authority's Listing Rules and associated guidance.

To achieve its goals, the committee needs access to consistent, standardised information annually, regarding remuneration in comparable companies and ongoing remuneration trends. To that end it receives input from New Bridge Street Consultants (NBSC), Mercer Human Resource Consultants (Mercer) and ORC Worldwide (ORC) on remuneration matters that affect senior executives. In addition, the group participates in and purchases a number of remuneration surveys, the data from which are used to help formulate remuneration decisions. NBSC, Mercer and ORC provide compensation advice to the human resources team on other remuneration-related matters, but do not undertake tax or audit services, or any other services that may lead to a conflict of interest.

Remuneration policy

The following remuneration principles applied in 2004 across the group to all employees, including executive directors and senior executives, and remain relevant for 2005:

- total remuneration should be structured to facilitate the recruitment and retention of key individuals;
- remuneration should be competitive and reasonable within the local and global market places;
- bonus plans should be in place to encourage delivery against challenging annual financial targets;
- individuals' long-term interests should be aligned with company performance through long-term incentive plans and equity ownership; and
- individuals should have an appropriate balance of salary, short and long-term incentives and benefits within their total remuneration.

In reviewing executive directors' base pay, the committee takes into account external market data supplied by independent professional sources. For competitive benchmarking purposes, the group continues to position itself against companies in the FTSE 250, with a specific focus on those organisations with sector and size similarities. A number of the group's key senior executives are located outside the UK. Total remuneration, therefore, is compared both internationally and locally. In 2004, the company worked with ORC to establish a market research sector remuneration survey in which 10 market research companies participated. Specific data are therefore now available for some senior posts, and work will continue in 2005 to extend the depth and breadth of coverage within the survey. The remuneration committee's policy remains that cash remuneration should be positioned at the median of the comparable market place, with high-performing individuals able to increase their total remuneration above the median through their annual bonus plans and incentive arrangements.

The objective continues to be to create a harmonised approach to total compensation across the group, including employee benefits. This approach is essential to facilitate career development and movement of employees and to serve as an attraction and retention tool.

The fees of the non-executive directors are a matter reserved for the executive directors. The non-executive directors do not participate in the company's pension, annual bonus or share option plans and their fees are paid entirely in cash. The group currently has no plans to pay part of non-executive directors' fees in shares.

With effect from 1 January 2004, the company changed the fee structure for its non-executive directors, so that remuneration comprises a base fee together with committee membership and chairmanship fees as well as reflecting the time commitments of the role in line with the requirements of the Combined Code. The company will be reviewing fee levels again in 2005.

Board changes

William Lipner, Vice Chairman, left the company on 12 May 2004. The associated remuneration arrangements, which were largely contractual, are set out on page 79.

With effect from January 2005, Sharon Studer replaced Rob Rowley as Chair of the remuneration committee. Rob Rowley remains a member of the remuneration committee.

Composition of Chairman and executive directors' remuneration packages

Pay mix

Executive directors would normally expect to receive approximately 40 per cent of their total potential direct compensation from base salary, and 60 per cent from variable, performance-linked pay (bonus plus share options), as illustrated below. This mix will be examined as part of the long-term incentive review, see page 75.


Relative pay mix
Andy Boland
Tony Cowling
Mike Kirkham
David Lowden
0
20
40
60
80
100
% of total direct compensation
Base salary
Bonus (maximum)
LTIP (maximum)

Note

The expected value of share options has been calculated using a Black-Scholes multiple of 39 per cent with a discount factor of 10 per cent for the applicable performance conditions. Volatility has been calculated over the five-year period prior to March 2005, in line with TNS' standard methodology throughout this report.

In approximate terms, the value of benefits in relation to base pay is: Mike Kirkham 34 per cent; David Lowden 11 per cent; Tony Cowling 6 per cent and Andy Boland 5 per cent.

Base pay

This is normally reviewed annually on 1 January and reflects the rate for the specific role. Base pay increases recognise external pay movements and individual performance, and it is the only pensionable element of remuneration.

Mike Kirkham's 2004 base salary increase specifically reflected the substantially increased responsibility brought about by the NFO acquisition.

As stated in the 2003 remuneration report, David Lowden's base salary was increased in October 2003 and no further changes were made in 2004.

Annual bonus

Executive directors and senior executives have annual cash bonus plans that reward growth in profit and operating margin. Each year's results provide the threshold for the next year's target, encouraging a continuous drive for higher levels of performance. In 2005 the bonus potential is a maximum of 100 per cent of base salary for Mike Kirkham, 90 per cent for David Lowden, and 75 per cent for both Tony Cowling and Andy Boland.

The group's executive bonus plan remains in place for 2005 and bonus payments for all senior executives are capped. In 2004, bonuses for the main board were based entirely on financial performance measures, comprising EPS, operating profit, operating margin and free cash flow. Bonuses for senior executives excluding the main board were based 90 per cent on financial and 10 per cent on selective non-financial measures. An element of these executives' bonus was also based on group EPS as a representative consistent measure, with profit and cash flow measures relating to the specific regions or global business sectors for which they were responsible.

Bonus structure and financial goals across agreed performance measures are reviewed at the start of each year. The 2005 senior executive bonus plan will be similar to that for 2004 and all senior bonus plans will remain capped.

Under the rules of the 2004 bonus plan, an executive may elect to sacrifice part, or all, of his or her annual bonus and request an enhancement to his or her pension plan in lieu.

Long-term incentives

Long-term incentive arrangements are used to encourage performance and as a retention tool. In 2004, executive directors were eligible to participate in the 2001 Executive Share Option Plan (ESP), the Equity Participation Plan (EPP) and, in exceptional circumstances, the Long-Term Incentive Plan (LTIP). Participation remains at the discretion of the remuneration committee, subject to the rules of the plans and within the terms of the agreed remuneration policy.

Under the 2004 long-term incentive arrangements, Mike Kirkham, David Lowden and Andy Boland had the opportunity to be considered for an annual grant of options over shares with a maximum market value, at the time of grant, of two times base salary.

In 2004 the company updated the ESP and, additionally, started a review of long-term incentive plans in light of their market competitiveness, suitability for purpose, conformance with best practice in corporate governance and share usage. The review started in November with the assistance of NBSC.

Pension

Mike Kirkham, Tony Cowling, David Lowden and Andy Boland are members of a money purchase plan governed by an independent trust. The group contributed 6 per cent of base salary for David Lowden and 4 per cent for Andy Boland in 2004.

The group contributed 26 per cent to Mike Kirkham's pension in 2004. This comprised a regular contribution of 8 per cent and a salary sacrifice. Mike Kirkham elected to sacrifice 12 per cent of his base pay, which was increased by a factor of 1.5 to reflect loss of bonus on this amount, resulting in an additional company contribution to the pension of 18 per cent.

During 2003, the company undertook a substantial review and redrafting of the Trust Deed and Rules of Pension Plan 1 to take account of the numerous changes in employment legislation in recent years. One of the changes to the rules of the plan was that employees who remained in employment beyond retirement age were entitled to continued membership of the plan. On this basis, Tony Cowling continued to contribute towards his pension fund post normal retirement age. In addition Tony Cowling elected to sacrifice salary to pension as noted in the emoluments table on page 79. There were no company contributions into Tony Cowling's pension fund.

In light of pending pension legislative changes, due to take effect in April 2006, the company intends to continue its policy of flexible funding of pensions. Executives can choose to sacrifice salary and bonus in return for additional company contributions to their pension fund. Post April 2006, the remuneration committee has agreed that there will be no compensation for any executive for whom the pension plan is no longer tax efficient. However, an executive will be able to elect to take taxable cash in lieu of pension at neutral cost to the company.

At current levels, contributions to pension plans for senior executives are below the market rate and the company therefore intends to review pension provision for senior executives for 2005 onward.

In 2004, William Lipner was a member of a non-contributory defined benefit pension plan operated by NFO. The relevant disclosures of this benefit required under the Companies Act and the Financial Service Authority's Listing Rules are set out below.

	Notes	$
Accrued pension as at 31 December 2003	1	115,752
Increase in accrued pension in year:	1	
Effect of inflation	2	3,820
Increase in excess of inflation	1	(3,052)
Accrued pension as at 31 December 2004	1	116,520
Transfer value of accrued pension as at 31 December 2003	3	847,323
Increase in transfer value of accrued pension during year (net of director's contributions)	4	28,866
Transfer value of accrued pension as at 31 December 2004	3	876,189

Normal retirement age under the plan is 65 years. William Lipner was aged 57 on 31 December 2004. The transfer value (less director's contribution) of the increase in accrued benefit (net of inflation) during the period was $904. The above table reflects pension accruals through 12 May 2004, when William Lipner left the company.

Notes

1 The accrued pension is the annual payment on retirement based on service and salary as at the retirement date.

2 Inflation is assumed to be 3.3 per cent based on the US Consumer Price Index for All Urban Consumers for December 2004.

3 The transfer value is the present value of the accrued pension and associated benefits as at 31 December 2004. The transfer value represents a liability of the pension plan and is not a sum due or paid to the director.

4 William Lipner made no contributions to the plan during the period.

Benefits

Executive directors receive individual private medical insurance, permanent health insurance, independent financial and taxation counselling, life assurance and health screening benefits. There is no company car benefit for any board director.

Equity-based incentive plans for employees and executives

The group's policy is that, wherever feasible, employees should have the opportunity to participate in equity-based incentive and ownership plans. This helps the group to align the interests of employees from diverse backgrounds and cultures, to retain and attract key senior executives and to drive business growth.

In 2004, the remuneration committee approved the use of approximately 8.3 million shares across all the equity-based plans.

It is anticipated that, under the current long-term incentive plan (LTIP) arrangements, approximately 10 million shares would be necessary to meet the 2005 long-term incentive plan requirements. These would be provided through a combination of newly issued and market purchased shares. However, as part of the review, alternative arrangements are being proposed and the company anticipates that fewer shares will be required. Details of the proposed arrangements are set out in a separate circular sent to the shareholders with this report and if approved, the company would grant awards of performance shares subject to the performance conditions set out in the circular.

The remuneration committee has recommended that under an amended LTIP, executive directors should be encouraged to hold shares in the group and it is planned that this shareholding will be achieved through a policy of retention of a proportion of the shares gained through the LTIP arrangements.

2001 Executive Share Option Plan (ESP)

Executive directors and selected employees are eligible to participate in the plan at the discretion of the remuneration committee. Annual grants of options may be made over shares worth up to twice the value of an individual's base salary. Grant levels are subject to the individual's performance and value to the business. Options are exercisable between three and ten years after grant, subject to the achievement of the following performance conditions:

- for 50 per cent of each grant, growth in adjusted earnings per share (EPS) before goodwill charges must exceed inflation plus an average of 4 per cent per annum over three years; and
- for the remaining 50 per cent, growth in adjusted EPS before goodwill charges must exceed inflation plus an average of 8 per cent per annum over three years.

Following the implementation of IFRS, the group expects to calculate EPS for LTIP purposes excluding IFRS 2 charges for share-based payments and amortisation of intangibles set up on acquisitions under IFRS 3. The remuneration committee will ensure a consistent approach is taken to measuring EPS.

For options granted prior to September 2004, if performance conditions have not been met after three years, re-measurement will take place annually for up to two further years, using the original year as a fixed base. If performance conditions have not been satisfied at this point, the options will lapse. For options granted in or after September 2004, only one re-test is permissible, from the fixed base. If performance conditions have not been satisfied after the fourth year, the options will lapse. Re-testing has historically been viewed as appropriate for this plan, as it is a key retention tool for the group that demands high levels of performance from its participants. This policy is being re-examined as part of the long-term incentive review in light of current best practice in corporate governance.

Adjusted EPS was chosen as a suitable performance measure for the ESP, as it provides a meaningful and clear measure of improvement in the company's financial performance and, as it is disclosed in the accounts, it is transparent to shareholders. The committee considers that annual growth in earnings should be expected, but that the long-term growth in earnings is essential. A three-year average earnings growth objective is considered sufficient to reward senior executives for continuing, long-term growth.

For some senior executives within the group, operating profit growth is used as the key financial performance measure, as long-term profit is more directly relevant to them in their business units than EPS.

In 2004, approximately 6.7 million options in total were granted to 316 employees under the ESP.

2001 Equity Participation Plan (EPP)

Executive directors and selected employees are eligible to participate in the plan at the discretion of the remuneration committee. Under the plan, employees may deposit group shares, which they have previously purchased to a market value not exceeding 50 per cent of their base salary in any one year. In return, a matching award is granted over shares with a market value on the day of grant equal to half the pre-tax amount that would have been required by the individual to acquire the deposited shares. A matching award will normally be exercisable between the third and tenth anniversaries of its grant, and is conditional upon the deposited shares being retained and the executive remaining in employment at the time of exercise.

The plan has been structured primarily as a recognition and retention vehicle for high-performing, key employees. It also provides an incentive for executives to build and maintain a shareholding in the company through purchases of shares, thereby creating a clear alignment with shareholders. The maximum value of matching awards is 25 per cent of gross base pay and, given this magnitude, there have been no performance conditions attached to awards up to and including 2004. However, performance conditions will be attached to matching awards for any main board participants going forward.

In 2004, 15 high-performing, key employees received and accepted the group's invitation to participate in the EPP, depositing an average of 21 per cent of base salary in company shares. These will be matched after three years, conditional upon continued employment and the retention of their deposited shares as outlined above.

The EPP is included in the LTIP review.

Worldwide Employee Sharesave Plan (WESP)

The company's WESP was adopted in 1999, replacing the Savings Related Share Option Scheme (SRSOS). The plan is a share option plan in which the employee saves from salary, up to a maximum of £150 per month, over a fixed period of time, for a minimum of three years, and is then given the opportunity to purchase fixed price shares, which may sometimes be at a discount to market value, from his or her fund. The group uses the plan to encourage ownership of shares by employees and the WESP will be operated again in 2005.

For the 2004 invitation, the group replaced the WESP operating in the US with a more appropriate and tax-efficient section 423 qualified stock purchase plan, the Employee Stock Purchase Plan (ESPP). This allows US employees to benefit from local tax dispensations and encourages increased participation.

In 2004, 1.0 million shares were awarded to 472 employees under the WESP.

Long-term incentive plan (LTIP)

The company's LTIP is used to make awards of shares to selected employees and executive directors in recruitment or acute retention situations, or other exceptional circumstances, at the discretion of the remuneration committee. Awards under the LTIP may be structured as nil cost options or requiring the payment of an exercise price, which is set at the time of the grant.

Performance conditions, set by the remuneration committee, are normally attached to awards. For 2000 and 2001 awards, the real compound annual growth of the group's EPS before goodwill charges over three consecutive financial years must exceed at least 6 per cent. In most cases, the options are only exercisable in full if the rate so calculated is 12 per cent. For most other awards under the LTIP, vesting will occur at the EPS performance hurdles described for the ESP on page 76 above.

Vesting normally occurs after three years and, depending on the year of grant, there are different performance conditions. For awards made under the plan prior to 2001, where 6 per cent and 12 per cent performance hurdles are used, re-testing may occur on a rolling three-year basis throughout the life of the plan. For all awards made under the plan after 2001, where the 4 per cent and 8 per cent performance hurdles are used, fixed-base re-testing may occur after years four and five only.

There is currently only one outstanding award under the LTIP to which no performance measures were attached. This was described in detail in the 2002 remuneration report and is summarised in the table on page 80.

In 2004, the committee made a one-off award of 180,000 nil cost options to David Lowden, to reflect his promotion to the key role of Chief Operating Officer. The award is subject to the EPS performance conditions described for the ESP on page 76 above, except that performance will be measured over a five-year period, with no re-testing, thereby promoting retention.

In 2004, approximately 280,000 options were granted to two employees under the LTIP. This plan is included in the LTIP review.

Performance graph

This graph illustrates the performance of Taylor Nelson Sofres plc and the FTSE All Share Media & Entertainment Index over the past five years. We have historically used the FTSE 250 index for this purpose. However, we are proposing that we move to a new LTIP, details of which are set out in the shareholder circular. If this plan is approved at the AGM, we would base an element of the awards under it on TSR, which would reflect relative performance against a peer group, largely comprising constituents of the FTSE All Share Media & Entertainment index. For this reason we show below our performance against this index.

Total shareholder return
at 31 December



Value £
120
100
80
60
40
20
1999
2000
2001
2002
2003
2004

■ Taylor Nelson Sofres

● FTSE Media & Entertainment Index

This graph shows the value, by 31 December 2004, of £100 invested in Taylor Nelson Sofres on 31 December 1999 compared with the value of £100 invested in the FTSE All Share Media & Entertainment Index. The other points plotted are the values at intervening financial year-ends.

Source: Thomson Financial

Service contracts

Directors' service contracts reflect current practice and the specific circumstances of the group. There is typically no fixed term to the contracts and notice periods are all set at 12 months.

In the event of termination, all contractual obligations would be honoured by the company, subject to mitigation. If the contract were to be terminated without giving proper notice, damages for breach of contract would be salary and any other benefits such as pension contribution, health and life assurance but subject to mitigation by the director. If the contract were to be terminated with proper notice being given, no damages would be paid. There are no contractual early termination liabilities for any director.

	Notes	Original contract date	Election/re-election	Notice period
Executive directors				
Andy Boland		January 2004	May 2007	12 months rolling
Tony Cowling		June 1990	May 2007	12 months rolling
Mike Kirkham	1	January 1993	May 2006	12 months rolling
David Lowden	2	December 1998	May 2005	12 months rolling
Non-executive directors		Appointment date		
Stephan Buck	3	April 1992	May 2005	Not applicable
Neil Cross	3	December 1996	May 2005	Not applicable
Rob Rowley		September 2002	May 2005	Not applicable
Rémy Sautter		November 2002	May 2005	Not applicable
Sharon Studer		November 2003	May 2006	Not applicable

Notes

1 In 2004, Mike Kirkham's notice period was reduced to 12 months with effect from 1 January 2005, in line with the requirements of the Combined Code.
2 With effect from 4 March 2004, David Lowden's notice period in the event of change of control was reduced from 24 to 12 months.
3 Stephan Buck and Neil Cross will be retiring from the board at the AGM and will not be standing for re-election.

Gains made by directors on share options

The following table shows gains made by individual, named directors, on share options exercised during 2004. The gains relate to share price at point of exercise, minus exercise price, regardless of whether or not the shares have been retained.

	2004 £	2003 £
Andy Boland	–	–
Tony Cowling	–	163,408
Mike Kirkham	**2,812**	586,704
William Lipner	–	–
David Lowden	**159,362**	72,750
Total gains on share options	**162,174**	822,862

Directors' interests in shares of the group

	31 December 2004		31 December 2003 (or date of appointment)	
	Beneficial	**Non-beneficial**	Beneficial	Non-beneficial
Executive directors				
Andy Boland	–	–	–	–
Tony Cowling	**1,653,150**	–	2,253,150	–
Mike Kirkham	**346,536**	–	342,836	–
William Lipner	–	–	–	–
David Lowden	**80,000**	–	50,000	–
Non-executive directors				
Stephan Buck	**63,000**	–	63,000	–
Neil Cross	**20,000**	–	20,000	–
Rob Rowley	**5,000**	–	5,000	–
Rémy Sautter	**10,000**	–	5,000	–
Sharon Studer	**5,000**	–	–	–

The following pages, together with the information relating to William Lipner's pension on page 75, and the table on page 78 setting out gains on exercise of share options, comprise the audited part of the remuneration report.

Directors' emoluments

							Total		Pension contributions	
	Note	Salary £000	Bonus £000	Benefits £000	Fees £000	Other £000	**2004 £000**	2003 £000	**2004 £000**	2003 £000
Executive directors										
Andy Boland	1	228	101	4	–	–	**333**	–	**8**	–
Tony Cowling	2	270	117	15	–	–	**402**	369	–	–
Mike Kirkham	3	381	208	32	–	–	**621**	569	**99**	28
William Lipner	4	100	–	69	–	4,052	**4,221**	607	–	–
David Lowden		319	157	14	–	–	**490**	439	**20**	18
Non-executive directors										
Stephan Buck	5	–	–	–	46	–	**46**	59	–	–
Neil Cross		–	–	–	34	–	**34**	32	–	–
Jacques-Henri David	6	–	–	–	–	–	–	2	–	–
Rob Rowley		–	–	–	37	–	**37**	32	–	–
Rémy Sautter		–	–	–	32	–	**32**	30	–	–
Sharon Studer	7	–	–	–	32	–	**32**	5	–	–
		1,298	583	134	181	4,052	**6,248**	2,144	**127**	46

Pierre Weill resigned from the board on 12 June 2001. His three year consultancy agreement with the group ended on 31 October 2004, for which he received £250,000 in respect of 2004 (£300,000 for 2003). He remains President of the supervisory board of TNS Sofres in France, for which there is no direct remuneration but he receives benefits of £100,000 per year.

Notes

1 Andy Boland was appointed to the board on 12 January 2004.

2 Tony Cowling elected to sacrifice £98,073 of his base salary into his pension.

3 Following substantial enlargement of the group, Mike Kirkham's remuneration was reviewed to bring it into line with chief executives in comparable companies. The 2003 remuneration report noted that under the 2004 bonus plan an executive may elect to sacrifice part, or all, of his or her annual bonus and request an enhancement to his or her pension plan in lieu. This provision was also in effect for the 2003 bonus plan and Mike Kirkham elected to receive £147,440 of the amount disclosed as bonus in that report in the form of contributions to his pension. Similarly, £190,894 of the amount disclosed as bonus for 2004 above was received in the form of contributions to his pension. Mike Kirkham also elected to sacrifice £41,580 of his 2004 base salary into pension, which the company matched at a ratio of 1.5:1.0.

4 William Lipner was appointed to the board on 17 July 2003 and left the company on 12 May 2004. In accordance with the terms of the service agreement he held with NFO he received a severance payment of £358,117, equivalent to nine months salary and bonus. He was also entitled to receive health insurance and other benefits for a period of three years, which were replaced as part of his termination agreement by three annual payments with an estimated total value of £163,755. Under the termination agreement the company was released from any further funding obligations or potential liabilities relating to Mr Lipner's supplementary pension arrangement in return for payments totalling £3,529,678. After taking into account the associated relief against corporation tax, the impact of terminating the supplementary pension arrangement was cash and earnings neutral to the group.

5 Fees to Stephan Buck include £12,000 as payment for consulting services to the group.

6 Jacques-Henri David retired from the board on 31 January 2003.

7 Sharon Studer was appointed to the board on 12 November 2003.

Directors' interests in share options

	Plan	1 Jan 2004	Granted	Exercised	Lapsed	31 Dec 2004	Option price	Market price on grant	Exercise period
Andy Boland	ESP	–	15,037	–	–	**15,037**	199.5p	195.5p	31 Mar 2007– 30 Mar 2014
	ESP	–	184,963	–	–	**184,963**	199.5p	195.5p	31 Mar 2007– 30 Mar 2011
Tony Cowling	ESP	80,000	–	–	–	**80,000**	203.5p	205p	30 Jun 2004 – 30 Jun 2008
	LTIP	568,182	–	–	–	**568,182**	95p	141.75p	30 Jun 2001 – 10 Jun 2005
	LTIP	116,000	–	–	–	**116,000**	Nil	177p	12 Apr 2004 – 1 Jul 2009
	WESP	10,829	–	–	–	**10,829**	91p	144.5p	1 Jul 2008 – 31 Dec 2009
Mike Kirkham	ESP	200,000	–	–	–	**200,000**	203.5p	205p	30 Jun 2004 – 30 Jun 2008
	ESP	15,000	–	–	–	**15,000**	184p	177p	31 Jun 2005 – 31 Jul 2012
	ESP	285,000	–	–	–	**285,000**	184p	177p	31 Jul 2005 – 31 Jul 2009
	ESP	2,352	–	–	–	**2,352**	102p	102p	4 Apr 2006 – 3 Apr 2013
	ESP	147,648	–	–	–	**147,648**	102p	102p	4 Apr 2006 – 3 Apr 2010
	ESP	–	100,000	–	–	**100,000**	223.75p	222p	28 Sep 2007 – 27 Sep 2011
	EPP	–	48,865	–	–	**48,865**	Nil	197.5p	14 Apr 2007 – 13 Apr 2014
	WESP	1,808	–	–	–	**1,808**	183p	236p	1 Jul 2007 – 31 Dec 2007
	WESP	–	1,848	–	–	**1,848**	204p	197.5p	1 Jul 2007 – 31 Dec 2007
Note 1	SRSOS	3,700	–	3,700	–	–	135p	147.5p	1 Jul 2004 – 31 Dec 2004
William Lipner	nil								
David Lowden	ESP	15,000	–	–	–	**15,000**	184p	177p	31 Jul 2005 – 31 Jul 2012
	ESP	185,000	–	–	–	**185,000**	184p	177p	31 Jul 2005 – 31 Jul 2009
	ESP	2,352	–	–	–	**2,352**	102p	102p	4 Apr 2006 – 3 Apr 2013
	ESP	197,648	–	–	–	**197,648**	102p	102p	4 Apr 2006 – 3 Apr 2010
	ESP	150,000	–	–	–	**150,000**	203.5p	205p	30 Jun 2004 – 30 Jun 2008
	ESP	–	200,000	–	–	**200,000**	223.75p	222p	28 Sep 2007 – 27 Sep 2011
Note 2	LTIP	–	180,000	–	–	**180,000**	Nil	195.5p	31 Mar 2009 – 30 Mar 2011
Note 3	LTIP	450,000	–	125,000	–	**325,000**	75p	147.5p	30 May 2002 – 20 May 2006
	EPP	39,402	–	–	–	**39,402**	Nil	189.5p	30 Sep 2006 – 29 Sep 2013
	WESP	–	5,981	–	–	**5,981**	164p	198p	1 Jul 2009 – 31 Dec 2009
	SRSOS	5,000	–	5,000	–	–	135p	147.5p	1 Jul 2004 – 31 Dec 2004
Total		**2,474,921**	**736,694**	**133,700**	–	**3,077,915**			

Notes

1 The market value of the shares on the date of exercise was 211p.

2 A one-off award to reflect promotion to the role of Chief Operating Officer. The award is subject to the EPS performance conditions described under point 5 below, except that performance will be measured over a five-year period. No re-tests are permissible.

3 The market values of the shares on the dates of exercise were 197p for 100,000 options and 209.25p for 25,000 options.

4 Options granted under the WESP and matching shares under the EPP were not subject to any performance conditions. Matching awards under the EPP will be subject to performance conditions for any main board director in 2005.

5 Options granted under the ESP are subject to the following performance conditions:
For 50 per cent of the award to vest, the real compound annual growth of the group's adjusted EPS before goodwill charges, over three consecutive financial years must exceed at least 4 per cent. The options are only exercisable in full if the rate so calculated is 8 per cent. Should the exercise conditions not be met, re-testing may occur annually for up to two years, from the original fixed base year, for awards prior to September 2004. Only one re-test is permissible for September 2004 awards.

6 Options granted under the LTIP are subject to the following performance conditions:
For 2000 and 2001 the real compound annual growth of the group's adjusted EPS before goodwill charges, over three consecutive financial years must exceed at least 6 per cent. In most cases, the options are only exercisable in full if the rate so calculated is 12 per cent. Should the exercise conditions not be met, re-testing may occur on a rolling three-year basis throughout the life of the plan. For all other awards (excluding point 7 below), the conditions outlined under note 5 above apply.

7 Options over 116,000 shares were granted for nil consideration to Tony Cowling under the LTIP. No performance conditions were attached to this award, as it represented the final element of compensation payable to him for the change in his role in June 2001.

8 The closing market price of the ordinary shares at 31 December 2004 was 226p and the range during the year was 190.5p to 245p.

Ian Portal
Company Secretary
7 March 2005

unaudited reconciliation of financial information for 30 June and 31 December 2004

Following a European Union Regulation issued in 2002, TNS is required to report its financial results in accordance with IFRS from 1 January 2005. The transition date for TNS is 1 January 2004.

The following information has been prepared on the basis of all IFRS, Standing Interpretations Committee (SIC) and International Financial Reporting Interpretations Committee (IFRIC) interpretations issued by the IASB as at March 2004, as endorsed by the European Commission. TNS has reviewed the expected impact of the transition to IFRS from UK GAAP as currently applied by the company. To help users of the financial statements to prepare for this change, TNS has prepared the information below, based on its interpretation of the standards and guidance for IFRS as currently enacted. As a large number of countries, including the UK, are simultaneously adopting the standards for the first time there is limited established practice on which to draw when forming opinions regarding IFRS interpretation and application. Therefore, at this stage, the full financial effect of reporting under IFRS cannot be definitively quantified due to the possible amendment of interpretative guidance by the IASB and developing industry practice. TNS has used its best efforts to ensure the completeness of the financial information presented in this document, however it could be subject to revision and is unaudited.

IFRS 1 'First Time Adoption of International Financial Reporting Standards' permits certain exemptions from the full requirements of IFRS in the transition period to first adoption of IFRS. TNS intends to take the following key exemptions and the information given below has been prepared on this basis.

- *Business combinations* Business combinations prior to the transition date have not been restated.
- *Retirement and other employee benefits* TNS has taken cumulative actuarial gains and losses of defined benefit or post retirement plans directly to equity at the transition date.
- *Share based payment transactions* TNS has elected to apply recognition and measurement requirements only to equity instruments granted after 7 November 2002 that had not vested by 1 January 2005.
- *Financial instruments* TNS will continue to report financial instruments for the 2004 comparative period in accordance with UK GAAP.
- *Cumulative translation differences* TNS has reset the cumulative translation differences for all foreign operations to £nil as at 1 January 2004.

Impact of IFRS on key accounting policies

Basis of consolidation Under IFRS, TNS will consolidate its joint ventures on a proportionate basis, instead of using the gross equity method.

Goodwill In place of amortisation, all goodwill will be subjected to an annual impairment test. Any impairment so identified will be charged immediately to the income statement. Negative goodwill must be written off immediately. Under IFRS 3, if fair value adjustments to goodwill are made in a later financial year (permitted up to 12 months from date of acquisition) they must be reflected as a restatement of the prior year accounts.

Financial instruments Under the transitional arrangements, the IAS 39 'Financial Instruments: Recognition and Measurement' rules on hedge accounting will be applied by TNS from 1 January 2005. There is therefore no impact on the 2004 IFRS reconciliations.

Tangible and intangible fixed assets The adoption of IFRS has not resulted in the recognition of additional assets or a change in their valuation for the group at the transition date. On significant acquisitions made after 1 January 2004, certain intangible assets are required to be separately recognised to reflect the fair value of brands, customer lists, or other intangibles acquired. Previously they would have been included in goodwill. These intangible assets will be amortised over their estimated useful lives. Under IFRS, software is required to be disclosed as an intangible fixed asset.

Retirement and other employee benefits Under UK GAAP, TNS records retirement and other employee benefits in accordance with SSAP 24 and discloses separately the valuation of those benefits in accordance with FRS 17. Under IFRS, retirement benefits are valued on a similar basis to that required by FRS 17. The actuarial gains or losses are recorded by TNS in the statement of changes in equity. Under the IFRS transitional arrangements, TNS has recognised the cumulative actuarial loss at 1 January 2004 as a movement on equity.

Share based payments The fair value of share options granted to employees is estimated for each grant using the Black-Scholes-Merton model and charged to the income statement over the minimum life of the options.

The major assumptions underlying the valuation are as follows:

- *Volatility* is measured over the 5 years preceding 31 March in the year of grant (32% to 37% for options issued in 2002, 2003 and 2004).
- *Dividend rate* is calculated by taking the dividend declared for the preceding year as a percentage of the market price per share at grant date.
- *Risk free rate* is based on UK 5 year gilt rate at time of grant.
- *Period to exercise* is estimated using minimum vesting period and past experience by category of option (between 3 and 7 years).
- *Rate of lapses* are estimated using past experience by category of option and option holder (between 0% and 25%) to cover departure of employees, non-achievement of performance criteria and employee decisions not to exercise.

This IFRS 2 charge replaces the UITF 17 (revised) charge for options issued at below market value previously recognised.

Deferred tax IFRS requires deferred tax to be provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. A deferred tax asset is recognised to the extent that it is probable that it can be utilised against future taxable profits. However, if the deferred tax arises from initial recognition of an asset or liability in a transaction other than a business combination, that at the time of the transaction affects neither accounting nor taxable profit or loss, it is not accounted for. Where goodwill is deductible against tax a deferred tax liability is required, even if such a liability would only unwind on the eventual sale or impairment of the business in question.

Associates Under IFRS, losses from an associate in excess of the group's interest in that associate are no longer recognised where there is no contractual obligation to fund those losses.

Dividends As required under IFRS, dividends will be recognised when paid, not when declared. TNS will disclose these in the statement of equity and not in the income statement.

Revenue recognition IFRS does not change the revenue recognition policies previously adopted by TNS.

Unaudited reconciliation of net assets/equity at 1 Jan 2004

	£m	£m
Net assets under UK GAAP		76.7
Impact of changes in accounting for:		
Write off of negative goodwill	0.1	
Retirement benefits	(0.3)	
Reversal of net liabilities on investment in associates	0.1	
Deferred tax on goodwill and share based payments	(4.0)	
Write back 2003 final proposed dividend	8.9	
		4.8
Net equity under IFRS		81.5

Unaudited reconciliation of the consolidated income statement for the 6 months ended 30 June 2004 and year ended 31 December 2004

	Notes	6 months to 30 June 2004			Year ended 31 December 2004		
		Published UK GAAP £m	Unaudited IFRS conversion adjustments £m	**Unaudited restate under IFRS £m**	Published UK GAAP £m	Unaudited IFRS conversion adjustments £m	**Unaudited restated under IFRS £m**
Turnover – continuing activities		446.0	–	**446.0**	945.3	–	**945.3**
Less share of joint ventures	1	(7.8)	7.8	–	(16.7)	16.7	–
Turnover excluding joint ventures		438.2	7.8	**446.0**	928.6	16.7	**945.3**
Cost of sales	1	(151.1)	(3.0)	**(154.1)**	(316.4)	(6.1)	**(322.5)**
Gross profit		287.1	4.8	**291.9**	612.2	10.6	**622.8**
Administrative expenses	1,2,3,4,5	(259.7)	8.3	**(251.4)**	(540.7)	18.8	**(521.9)**
Integration costs		(5.7)	–	**(5.7)**	(9.8)	–	**(9.8)**
		(265.4)	8.3	**(257.1)**	(550.5)	18.8	**(531.7)**
Operating profit							
Continuing activities		21.7	13.1	**34.8**	61.7	29.4	**91.1**
Share of operating profit of joint ventures	1	1.2	(1.2)	–	2.7	(2.7)	–
Operating profit before highlighted items	5	40.9	0.4	**41.3**	102.0	0.8	**102.8**
Integration costs		(5.7)	–	**(5.7)**	(9.8)	–	**(9.8)**
Goodwill charges	2	(12.3)	12.3	–	(27.8)	24.3	**(3.5)**
Amortisation of additional intangibles identified on acquisitions	3	–	(0.2)	**(0.2)**	–	(0.6)	**(0.6)**
Exceptional pension credit	4	–	0.4	**0.4**	–	4.8	**4.8**
Share based payments	5	–	(1.0)	**(1.0)**	–	(2.6)	**(2.6)**
Operating profit including joint ventures		22.9	11.9	**34.8**	64.4	26.7	**91.1**
Share of operating profit of associates	6	0.6	(0.6)	–	1.3	(1.3)	–
Profit on ordinary activities before interest and taxation		23.5	11.3	**34.8**	65.7	25.4	**91.1**
Net interest payable and similar charges	4	(9.7)	–	**(9.7)**	(18.7)	(0.5)	**(19.2)**
Exceptional finance charges		–	–	–	(3.6)	–	**(3.6)**
Share of profit of associates	6,7	–	0.8	**0.8**	–	1.0	**1.0**
Profit on ordinary activities before taxation		13.8	12.1	**25.9**	43.4	25.9	**69.3**
Taxation on profit on ordinary activities	3,4,5,6,8	(7.0)	(1.3)	**(8.3)**	(21.1)	(2.5)	**(23.6)**
Profit on ordinary activities after taxation		6.8	10.8	**17.6**	22.3	23.4	**45.7**
Minority interests		(1.1)	–	**(1.1)**	(2.1)	–	**(2.1)**
Profit for the year		5.7	10.8	**16.5**	20.2	23.4	**43.6**
Basic earnings per share		1.3	2.5	**3.8**	4.6	5.4	**10.0**
Diluted earnings per share		1.3	2.4	**3.7**	4.5	5.3	**9.8**

Notes

1 Under proportionate consolidation, the results of joint ventures are consolidated in the income statement on a line by line basis and, as a result, there will be no separate disclosure of joint venture turnover and operating profit (additional cost of sales £3.0m June, £6.1m December, administration expenses £3.6m June, £7.9m December, replace separate disclosure of operating profit of £1.2m June, £2.7m December).

2 Goodwill amortisation under UK GAAP is reversed (£12.3m June, £24.3m December) leaving only any impairments identified under IFRS (£nil June, £3.5m December).

3 Amortisation of intangible assets recognised on acquisitions in accordance with IFRS 3 (£0.2m June, £0.6m December) with associated deferred tax (£0.1m June, £0.2m December).

4 Retirement benefits charge calculated in accordance with IAS 19 results in an exceptional credit (£0.4m June, £4.8m December) following curtailments in the Netherlands and US. Related deferred tax is a charge (£0.1m June, £0.5m December).

5 Share based payment charge for employee options granted since 7 November 2002, less UITF 17 (revised) charge included under UK GAAP (£1.0m less £0.4m June, £2.6m less £0.8m December).

6 Share of operating profit of associates is reclassified to below exceptional finance charges and adjusted to include the relevant proportion of interest (£nil June, £nil December) and tax (£0.1m June, £0.5m December) previously disclosed under interest and tax.

7 Losses arising from associates with net liabilities are not recognised under IFRS (£0.3m June, £0.2m December).

8 Deferred tax charge relating to the tax deductible goodwill in the period (£1.6m June, £3.2m December).

Unaudited reconciliation of the consolidated balance sheet as at 31 December 2004

	Notes	**Published UK GAAP £m**	Unaudited IFRS conversion adjustments £m	**Unaudited restated under IFRS £m**
Assets				
Non-current assets				
Intangible assets	1,2,3,7	**352.0**	53.4	**405.4**
Plant, property and equipment	1,7	**83.6**	(12.1)	**71.5**
Share of gross assets of joint ventures	1	**27.0**	(27.0)	**–**
Share of gross liabilities of joint ventures	1	**(10.2)**	10.2	**–**
Investment in associates	6	**1.0**	0.3	**1.3**
Other investments		**0.6**	–	**0.6**
Deferred tax assets	3,4,5,8	**–**	28.9	**28.9**
		454.0	53.7	**507.7**
Current assets				
Inventories	1	**75.0**	0.3	**75.3**
Trade and other receivables	1,8	**265.6**	(13.0)	**252.6**
Current asset investments		**0.7**	–	**0.7**
Cash and cash equivalents	1	**57.4**	5.9	**63.3**
Total current assets		**398.7**	(6.8)	**391.9**
Total assets		**852.7**	46.9	**899.6**
Liabilities				
Current liabilities				
Short-term borrowings		**(3.2)**	–	**(3.2)**
Trade and other payables	1,9	**(317.4)**	1.3	**(316.1)**
Current tax payable		**(22.3)**	–	**(22.3)**
Provisions	10	**–**	(5.5)	**(5.5)**
		(342.9)	(4.2)	**(347.1)**
Non-current liabilities				
Long-term borrowings	1	**(388.7)**	(0.3)	**(389.0)**
Deferred tax liabilities	8	**–**	(19.3)	**(19.3)**
Retirement benefit obligations	4	**–**	(13.3)	**(13.3)**
Provisions	1,4,10	**(35.8)**	18.4	**(17.4)**
Other payables		**(2.9)**	–	**(2.9)**
Total non-current liabilities		**(427.4)**	(14.5)	**(441.9)**
Total liabilities		**(770.3)**	(18.7)	**(789.0)**
Total net assets		**82.4**	28.2	**110.6**
Equity				
Issued share capital		**22.3**	–	**22.3**
Share premium		**123.8**	–	**123.8**
Shares to be issued		**4.2**	–	**4.2**
Other reserves		**1.5**	–	**1.5**
Retained earnings	2,3,4,5,6,8,9	**(78.1)**	28.2	**(49.9)**
Total equity attributable to equity holders of the parent		**73.7**	28.2	**101.9**
Minority interests		**8.7**	–	**8.7**
Total equity		**82.4**	28.2	**110.6**

Notes

1 Proportionate consolidation of joint ventures (intangibles £15.1m, plant, property and equipment £2.5m, inventories £0.3m, receivables £3.3m, cash £5.9m, creditors £9.3m, long term borrowings £0.3m, provisions £0.7m).
2 Goodwill amortisation under UK GAAP is reversed (£24.3m).
3 Amortisation of intangibles identified on acquisition in 2004 and separated out of goodwill (£0.6m) and associated deferred tax (£0.2m).
4 Retirement benefit assets and liabilities calculated in accordance with IAS 19 and disclosed separately (net liability £13.3m). The associated deferred tax is also shown separately.
5 A deferred tax asset (£0.3m) has been set up at transition date in respect of share based payments. This was increased (£0.5m) during the period.
6 Net liabilities on investments in associates not recognised under IFRS (£0.3m).
7 Software reclassified from tangible fixed assets to intangible fixed assets (£14.6m).
8 A deferred tax liability (£4.3m) has been set up at transition date in respect of tax deductible goodwill. A further deferred tax liability (£2.8m net of £0.4m exchange) has been recognised relating to tax deductible goodwill in the period. Deferred tax assets and liabilities are disclosed separately.
9 Under IFRS dividends are recognised when paid rather than when declared. The accrual for the final proposed 2004 dividend is reversed (£10.6m).
10 Provisions falling due in less than 1 year are disclosed separately on the face of the balance sheet (£5.5m).

Five year summary

	2004 £m	2003 restated £m	2002 £m	2001 £m	2000 £m
Turnover					
Continuing activities	**945.3**	805.2	618.9	582.7	479.3
Less share of joint ventures	**(16.7)**	(15.7)	(15.7)	(7.6)	-
	928.6	789.5	603.2	575.1	479.3
Operating profit before goodwill charges and integration costs					
Continuing activities	**98.7**	76.9	57.9	54.2	44.4
Integration costs	**(9.8)**	(9.0)	-	-	-
Goodwill charges	**(27.2)**	(23.3)	(19.6)	(13.7)	(5.4)
Operating profit	**61.7**	44.6	38.3	40.5	39.0
Share of operating profit of joint ventures (after goodwill charges of £0.6m (£0.6m 2003, £0.6m 2002, £0.2m 2001))	**2.7**	2.2	1.3	0.8	-
Operating profit including joint ventures (before goodwill charges, associates and non-operating exceptional items)	**102.0**	79.7	59.8	55.2	44.4
Integration costs	**(9.8)**	(9.0)	-	-	-
Goodwill charges	**(27.8)**	(23.9)	(20.2)	(13.9)	(5.4)
Operating profit including joint ventures	**64.4**	46.8	39.6	41.3	39.0
Income from interests in associated undertakings	**1.3**	0.6	0.2	-	1.2
Net interest paid including finance charges	**(22.3)**	(16.1)	(11.2)	(11.7)	(7.8)
Profit before taxation	**43.4**	31.3	28.6	29.6	32.4
Taxation	**(21.1)**	(18.0)	(15.5)	(13.3)	(11.6)
Profit after taxation	**22.3**	13.3	13.1	16.3	20.8
Minority interests	**(2.1)**	(1.5)	(0.7)	(0.4)	(0.3)
Profit for the year	**20.2**	11.8	12.4	15.9	20.5
Dividends	**(15.4)**	(13.1)	(10.0)	(9.0)	(7.8)
Retained profit for the year	**4.8**	(1.3)	2.4	6.9	12.7
Net assets employed					
Fixed assets	**454.0**	479.5	262.5	286.0	205.9
Net current assets/(liabilities)	**55.8**	(63.8)	(4.7)	9.9	10.7
	509.8	415.7	257.8	295.9	216.6
Long term liabilities	**(391.6)**	(294.3)	(202.5)	(220.6)	(157.8)
Provision for liabilities and charges	**(35.8)**	(44.7)	(23.6)	(32.3)	(22.6)
Net assets	**82.4**	76.7	31.7	43.0	36.2
Basic earnings per share	**4.6p**	2.8p	3.3p	4.3p	5.5p
Adjusted earnings per share before goodwill charges	**12.7p**	10.2p	8.6p	8.0p	7.0p
Dividends per share	**3.5p**	3.0p	2.6p	2.4p	2.1p

The change in accounting policy disclosed in Note 1 to the financial statements has not been reflected in 2000-2002.

Shareholder information

Latest information

The group's website address is www.tns-global.com. Group announcements and webcasts of financial presentations are posted on the Investor Centre at the time of their release. Other information of interest to investors, including the latest share price, can also be found there.

Company announcements

There is a registration service available on the website to receive email alerts when announcements become available on the internet.

Contact details

For investor enquiries and copies of the annual report, please contact:
Janis Parks, Head of Investor Relations
Taylor Nelson Sofres plc
TNS House, Westgate, London W5 1UA
Tel +44 (0)20 8967 1584
Fax +44 (0)20 8967 1386
Email: janis.parks@tns-global.com.

Registrar

The company's registrar, Computershare Investor Services, has a website containing a range of information, which can be accessed via the TNS Investor Centre at www.tns-global.com or by email to web.queries@computershare.co.uk.

Or please write to:
Computershare Investor Services PLC
P O Box 82, The Pavilions, Bridgwater Road
Bristol BS99 7NH
Tel +44 (0)870 702 0000

All correspondence should refer to Taylor Nelson Sofres plc and include the registered name and address of the shareholder.

Electronic communications

TNS can provide electronic notification when its annual report and notices of general meeting are posted on to the group's website. To register for this free service, go to the Computershare website, which can be accessed via the TNS Investor Centre at www.tns-global.com.

American Depositary Receipts (ADRs)

Taylor Nelson Sofres plc has a sponsored Level 1 American Depository Receipt (ADR) program, for which The Bank of New York acts as Depository. A Level 1 ADR program is not listed on a US stock exchange and trades in the over-the-counter (OTC) market. The ADR trading symbol is TYNLY and price quotes can be obtained from www.adrbny.com.
One ADR represents 15 ordinary shares.

When dividends are paid to shareholders, the Depository makes the equivalent payment in US dollars to ADR holders. For ADR shareholder enquiries, please contact:
Shareholder Relations, The Bank of New York
PO Box 11248, Church Street Station, New York
NY 10286-1258, USA
Tel +1-610-382-7836
From the USA 1-888-BNY-ADRS (toll free).
Email: shareowners@bankofny.com
Website: www.adrbny.com.

Annual General Meeting (AGM)

The AGM will be held at 11.30 am on 11 May 2005 at Taylor Nelson Sofres plc, TNS House, Westgate, London W5 1UA.

Financial calendar 2005

7 March	2004 results announced
25 May	Ex-dividend date
27 May	Final dividend record date
6 July	Final dividend payable
5 September	2005 interim results announced

Advisers

Auditors

PricewaterhouseCoopers LLP
1 Embankment Place, London WC2N 6RH
Tel +44 (0)20 7583 5000

Stockbrokers

JPMorgan Cazenove Ltd
20 Moorgate, London EC2R 6DA
Tel +44 (0)20 7588 2828

Deutsche Bank AG London
1 Great Winchester Street, London EC2N 2DB
Tel +44 (0)20 7545 8000

Bankers

The Royal Bank of Scotland plc
Waterhouse Square, 138-142 Holborn, London EC1N 2TH
Tel +44 (0)20 7427 8000

Financial advisers

Deutsche Bank AG London
1 Great Winchester Street, London EC2N 2DB
Tel +44 (0)20 7545 8000

Head and registered office

Taylor Nelson Sofres plc
TNS House, Westgate, London W5 1UA
Tel +44 (0)20 8967 0007
Fax +44 (0)20 8967 4060

Registered number 912624

Design and production Martin Devlin, Sharon Crocker *Email* design@metulj.com *Photography* Patrick Harrison, Tim Barker *Print* Beacon Press wit *imagination* intelligence *attitude*

Taylor Nelson Sofres plc
TNS House Westgate London W5 1UA United Kingdom
Tel +44 (0)20 8967 0007 Fax +44 (0)20 8967 4060
www.tns-global.com